2022 ANNUAL REPORT Exhibit 99.2

CONTENTS 02 This is Televisa 04 Letter to Shareholders 10 Financial highlights 12 Cable 14 Sky Unless expressly stated otherwise, the information included in this report is as of December 31, 2022 and reflects the Company’s operations and businesses as of such date. Some information, especially such related to the former Content segment, has materially changed since then as a result of the completion of the transaction described in the TelevisaUnivision section. * This annual report includes certain financial information of TelevisaUnivision as well other important information concerning TelevisaUnivision’s business. The Company is not responsible for such information. 16 Other Businesses 18 TelevisaUnivision* 20 Commitment to sustainability 22 Fundación Televisa 24 Board of Directors

1 Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and interna-tional carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions from the Mexican gov-ernment that authorizes it to broadcast programming over tele-vision stations for the signals of TelevisaUnivision, Inc. (“Televis-aUnivision”), and its cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable opera-tors and over-the-top or “OTT” services. Televisa also has inter-ests in magazine publishing and distribution, professional sports and live entertainment, and gaming. Grupo Televisa (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico.

THIS IS TELEVISA

CABLE

Televisa is one of the most important participants in Mexico's telecom industry

DIVISIONS

Multiple System Operators
("MSOs") division which offers video, high-speed data, voice and mobile services to residential and commercial customers, including small and medium sized businesses.

Enterprise
Provides telecommunications services, including voice, data, managed services, as well as integration and cloud services to domestic and international carriers and to enterprise, corporate, and government customers in Mexico and the United States.

Revenue Generating Units ("RGUs")	
Video	4,458,220
Broadband	5,984,151
Voice	5,233,724
Mobile	240,207
Total RGUs	**15,916,302**

SKY

A leading direct-to-home satellite television system and broadband provider

Operates in Mexico, Central America and the Dominican Republic.

58.7% interest owned by Televisa.

Sky offers pay-TV packages, including exclusive content that ranges from sports to concerts and special events, as well as fixed-wireless broadband services with speeds of up to 20 Mbps.

Revenue Generating Units	
Video	6,257,059
Broadband	640,294
Voice	453
MVNO	15,602
Total RGUs	**6,913,408**

Other Businesses

Gaming
PlayCity Casino includes 18 locations across the country.

Publishing Distribution
Distributes publications in Mexico.

Publishing
A leading Spanish-language magazine publisher.

Soccer
First division soccer team of the Mexican league and owner of Azteca Stadium, located in Mexico City.

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3 Investments in Associates and Joint Ventures TelevisaUnivision As the leading Spanish-language media and content company in the world, TelevisaUnivision features the largest library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. 63.6% Cable 26.7% Sky 9.7% Other Businesses 71.1% Cable 22.9% Sky 6.0% Other Businesses Revenues Contribution OSI* Contribution * Operating segment income (OSI) is defined as operating income before corporate expenses depreciation and amortization, and other expense, net. For a reconciliation of operating segment income with consolidated operating income, see Note 26 to our year-end consolidated financial statements. SKY

4 Last year was marked by several milestones, which we are confident will allow us to deliver sustainable top-line growth and free-cash-flow generation in the medium-term despite a challenging global macroeconomic environment in 2023. DEARSHAREHOLDERS At Grupo Televisa, we: • Ended the year with a network of 18.7 million homes passed, after passing around 875 thousand new homes with fiber throughout the year; and delivered more than 1.2 million fixed revenue generating units (RGUs) net-adds in cable, or over 3x the RGU net-adds we had in 2021. We ended 2022 with 15.7 million fixed RGUs. Moreover, we expect that our wide geographic footprint and solid competitive po-sition will allow us to keep delivering strong RGU net-adds in 2023. • Redefined our sales commission model and rebalanced our channel mix at Sky, with the objective of materially improving sales quality go-ing forward. This is intended to help us stabilize our subscriber base and overall revenue streams at Sky, while materially reducing opex and capex intensity. We expect Sky’s free-cash-flow generation to improve significantly in 2023. • Announced a plan to further simplify our equity story by spinning-off our other businesses, including the soccer team America, the Azteca Stadium, the gaming operations, and the publishing & distribution of magazines businesses, creating a new controlling entity that will be listed on the Mexican Stock Exchange. Bernardo Gómez Alfonso de Angoitia Co-Chief Executive Officers

We closed the merger of our former content assets with Univision solidifying one of the world's leading Spanish-language media and content company

- Keep making progress on our corporate optimization process, including a headcount reduction of approximately 3% of our work force, which will help us maintain our solid profitability levels in 2023.

- Reduced our total leverage by around $800 million dollars, allowing us to realize significant savings related to net interest expenses.

At **TelevisaUnivision**:

- On January 31st, we closed the merger of our former content assets with Univision solidifying one of the world's leading Spanish-language media and content company, a business without comparison in the global media landscape exclusively focused on the massive market opportunity that exists with the global Spanish speaking audience of almost 600 million people.

- In April 2022, TelevisaUnivision launched a completely redesigned and enhanced Advertising Video on Demand (AVOD) service, ViX, featuring one of the world's most extensive Spanish language video offerings, with over 100 channels, video on demand, and over 40,000 hours of content in its first year, including novelas, mega-hits, news content, soccer, and new and exclusive original programming. ViX AVOD has already been in the market for three quarters, and its metrics related to users and engagement have exceeded initial expectations. The Qatar World Cup was a major contributor to the success of ViX in Mexico and Spanish-speaking Latin America, as it was a key event to attract millions of monthly active users (MAUs) to the platform. During the World Cup, the service saw peak streaming activity with more than 5 million devices for a single game with zero technical issues, which is remarkable for a service as young as ViX. ViX is now the largest Spanish-language streaming app in the world with more than 25 million MAUs on its free tier alone.

- In July 2022, TelevisaUnivision launched a Subscription Video on Demand (SVOD) service, ViX+, in the US, Mexico, and most of Spanish-speaking Latin America, giving subscribers access to the broadest, most premium Spanish-language content ever offered on an SVOD service, featuring more than 10,000 hours of ad-free premium entertainment programming in its first year, and up to 7,000 hours of live sports. While ViX SVOD has only been in the market for less than two quarters, the opportunity that TelevisaUnivision has ahead is exciting.

- ViX was awarded Apple TV's app of the year in 2022 globally – the first Spanish-language app to receive this recognition – and Google Play's Best App of 2022 in Mexico.

- TelevisaUnivision's content factory continues to produce hits that resonate in both the US and Mexico; and is now powering its market-leading streaming platform as well as its linear networks. In the US, TelevisaUnivision's share of Spanish language prime-time audiences increased to 62.4% in 2022 from 62.2% in 2021 even though its closest competitor had the Spanish language World Cup exclusive rights, and that it programmed several franchise series during the fourth quarter of the year. Moreover, TelevisaUnivision's share of total prime-time audiences in the US regardless of language went up to 6.4% in 2022 from 6.1% in 2021. In Mexico, TelevisaUnivision's free-to-air audiences on prime-time beat its closest competitor by 105%. This allowed TelevisaUnivision to grow its share of audiences in Mexico by two percentage points.

In 2022, Grupo Televisa's consolidated revenue reached $75.5 billion pesos, representing year-on-year growth of 2.2%

- In mid-2022, TelevisaUnivision closed another incredibly successful US upfront. Volume grew double digits to the highest levels the company has produced in seven years despite having tough comps from last year's upfront. For the second consecutive year, pricing held in line with the market, in the high single digit range. Importantly, TelevisaUnivision grew in both linear and streaming. Unlike other media companies, TelevisaUnivision was able to leverage growth in ratings and audience on linear. Demand for ViX came from existing linear advertisers, where the bundle rate approached an outstanding 70%, as well as from new, digital-first advertisers. Capturing digital budgets, where there is secular growth in ad dollars, is a huge opportunity for TelevisaUnivision. TelevisaUnivision's early success is also solid proof of the quality upgrade it has made with this new product and new brand. All in, advertising commitments in the US increased in the mid-teens, leading TelevisaUnivision to be optimistic about its advertising revenue growth prospects.

- Finally, TelevisaUnivision successfully concluded upfront negotiations with its customers in Mexico, with the plan growing by mid-single digits year-on-year making this upfront the largest in absolute terms in its history. This can be seen as a solid upfront outcome given the global economic slowdown, and tough comps from last year due to the World Cup. This upfront may help TelevisaUnivision to deliver advertising revenue growth in Mexico for a third consecutive year, evidencing the strength of its content and its advertising platform.

BUSINESS PERFORMANCE

In 2022, Grupo Televisa's consolidated revenue reached $75.5 billion pesos, representing year-on-year growth of 2.2%; while proforma operating segment income reached $28.0 billion pesos, equivalent to a year-on-year decline of 4.7% mainly driven by the amortization of costs and expenses of $930 million pesos related to the transmission rights and production of the Qatar World Cup at Sky.

Revenue growth in Cable and our Other Businesses segment was partially offset by declining revenue at Sky. However, last year was transformational for Sky and we expect that in 2023, this business will experience a rebound, especially at the operating segment income and operating cash flow level. In addition, our expansion plan in Cable worked very well last year, allowing us to gain market share of RGUs, while keeping our ARPU relatively flat.

TelevisaUnivision´s proforma results for 2022 were remarkable considering the launch of ViX & ViX+ which illustrates the power and uniqueness of our combined assets as well as the focus and discipline of its execution. The company's full year proforma revenue increased by 13% year-on-year to US$4.7 billion dollars, marking the second consecutive year of double-digit revenue growth. Pro forma adjusted OIBDA of US$1.7 billion dollars was US$4 million dollars higher than last year, fully absorbing the peak year of streaming losses.

CABLE – ADDED OVER 1.3 MILLION RGUs

In 2022, we exceeded our original plan to pass 700 thousand homes with FTTH, finishing with 875 thousand homes passed. We closed the year with approximately 18.7 million homes passed with our network, of which approximately 63% are connected either with fiber-to-the-node or fiber-to-the-home. The investments that we have made over the last few years have been paying off and have allowed us to keep up with the increase in demand for high-speed broadband.

Our Cable business had a very good year in terms of RGU net additions. We reported 1.3 million RGU net additions of video, broadband, voice, and mobile subscribers, ending 2022 with 15.9 million total RGUs. This result was largely driven by the implementation of a bottom-up simplification of our product design systems. The new "building-block" modules allowed us to: 1) quickly create and modify new products, and 2) adjust prices at a more granular level. At the same time, this simplification provides more flexibility to our customers to pick their preferred combinations. We are going back to basics "with izzi it's easy to choose your package".

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The year-long strategy to improve our quality of service, that included the digitalization of our customer experience, fiber training of our technicians, well-focused investments to improve our network, and strengthening of our best-in-class customer service call center, is starting to pay off. Our Net Promoter Score reached its highest level since 2018, and on broadband and pay-TV, the Net Satisfaction Score placed us at the top of our competitors for the first time. According to the IFT (Federal Telecommunications Institute), izzi continues to have the lowest complaints per 100 thousand customers in all services compared to our peers, and our average response time is the best by far and has remained so for the past 2.5 years.

In 2022, we delivered modest revenue growth of 0.8%, while operating segment income fell by 1.9%. Revenue and operating segment income in our MSO operations (87% of Cable revenue) increased by 2.5% and 2.6%, respectively, for a margin of 42.9%. Growth opportunities in our MSO operations look promising, driven by the ongoing expansion of our footprint and the solid RGU net-adds that we have been delivering. Revenue in our Enterprise operations (13% of Cable revenue) declined by 7.6% due to significant headwinds as last year we concluded a very important non-recurring project called "Red Jalisco". Operating segment income in our Enterprise operations fell by 28.8%, while our profitability declined by 800 basis points given a temporary change in our business mix more leaned towards lower margin projects. As a reminder, "Red Jalisco" was a project developed for the Government of the State of Jalisco to build a fiber network owned by the State.

SKY – GOING THROUGH A TRANSFORMATION PROCESS

2022 was a transformational year for Sky in which we put special focus on improving our return over the investment. To achieve this, we replaced some pay-TV packages that were not performing well, such as "Sky Basico" with "Sky Silver HD". We also redefined our sales commission model and rebalanced our channel mix, with the objective of materially improving sales quality going forward. By the end of the year, we launched a prepaid premium package called "Prepago Gold", offering an expanded channel lineup that includes Sky's exclusive sports content. This new package is expected to help us upsell to our high value prepaid customers.

Additionally, Sky signed a partnership with izzi; this contract will allow Sky to offer high-speed broadband services that are both, reliable and competitive to customers looking for an integrated offer. Sky also launched a new mobile service using AT&T's network, targeting its customer base. Its value proposition is to bundle a very competitive mobile data package from a price standpoint, with an attractive upgrade in Sky's video content.

Moreover, leveraging on Sky's strong brand awareness, the company decided to expand the Sky brand to all its new products. This brand consolidation is aimed at creating into a stronger product portfolio, making Sky's communications more effective and streamlined.

During the year, Sky had around 1.3 million RGU disconnections. This was mainly driven by the loss of approximately 1.2 million video subscribers, of which 402 thousand were related to the clean-up of our base. We closed the year with about 6.9 million RGUs, of which 9.3%, or 640 thousand, are broadband subscribers.

The above-mentioned factors led Sky's revenue to fall by 7.7% year-on-year in 2022, while operating segment income declined by 24.6% for a margin of 31.5%. Sky's operating segment income was impacted by the lower revenue and the amortization of some costs and expenses of $930 million pesos related to the transmission rights of the Qatar World Cup.

TELEVISAUNIVISION – VIX IS NOW FULLY LAUNCHED

In 2022, TelevisaUnivision executed its strategy to optimize and modernize the traditional media business, while creating a market-leading streaming platform with superior economics in less than a full year of operations. This has allowed TelevisaUnivision to deliver another year of stellar performance.

TelevisaUnivision's full year consolidated revenue increased by 13% to US$4.7 billion dollars. Advertising revenue increased by 10% driven by strong upfronts in both the US and Mexico, where it produced the highest volume growth in recent history in both markets, as well as growth in scatter pricing and volume, and active clients. In the US, advertising revenue increased

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We believe that adopting sustainable business practices is critical to generate long-term value for our customers, employees, shareholders, and communities

10%, reflecting growth in both linear and streaming, as well as record mid-term political revenue. In Mexico, advertising revenue increased by 9%, and benefitted from World Cup advertising revenue which increased by 9% relative to the prior World Cup.

Subscription and licensing revenue increased by 20%, reflecting nearly US$150 million dollars from sublicensing the World Cup rights in other Spanish speaking Latin American countries and the launch of ViX's subscription tier. In the US, growth of 22% was also driven by virtual MVPD revenue following carriage on YouTube TV that began in the third quarter of 2021. In Mexico, growth of 14% benefited from strong content licensing revenue and linear subscription price increases, while subscribers grew modestly.

Adjusted OIBDA grew $4 million during the year to around US$1.7 billion dollars, while cash flows provided by operating activities were US$343 million dollars, despite absorbing significant investments in the company's new streaming service, ViX, including new original premium content, sports rights, marketing, and technology.

FOCUS ON ESG IS A PRIORITY

At Grupo Televisa, we understand our role in serving society. We believe that adopting sustainable business practices is critical to generate long-term value for our customers, employees, shareholders, and communities. ESG is a high priority and an important component of our business strategy. We are committed to developing and implementing initiatives to impact our environment and society positively.

We give continuity to our ESG strategy through the Sustainability Committee that monitors current initiatives to improve and encourage the development of new ones. Thus, our achievements in sustainability are the result of a continuous review process of our internal policies, procedures, and management systems to improve corporate and sustainability performance, which is measured through our key performance indicators (KPIs). In addition, we seek to create a consistent, transparent, and comparable ESG reporting system to keep our stakeholders informed.

During 2022, MSCI upgraded the Grupo Televisa rating from "BBB" to "A". According to MSCI, the Company has shown improvements in labor management and business ethics practices, supporting their rating upgrade. MSCI is a leading provider of critical decision support tools and services for the global investment community.

Also, for sixth consecutive year, Grupo Televisa has been selected as a member of the 2022 Dow Jones Sustainability MILA Pacific Alliance Index, which measures best-in-class companies among members of the S&P MILA Pacific Alliance Composite that fulfill certain sustainability criteria better than most of their peers within a given industry. In addition, Grupo Televisa was included in the 2022 Dow Jones Sustainability Emerging Markets Index. The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios.

Throughout 2022, Grupo Televisa's sustainability efforts continued to be recognized globally. For example, the Company was included in FTSE4Good Index Series: FTSE4Good Emerging Markets and FTSE4Good Emerging Latin America. Also, Grupo Televisa has been selected as a constituent of the ESG index, launched by S&P, Dow Jones, and the Mexican Stock Exchange. Additionally, the Company received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy). Finally, the Company was confirmed as a United Nations Global Compact signatory, the world's largest corporate sustainability initiative.

We understand our sustainability strategy as a commitment to enhancing the lives of the communities we serve, and we believe by doing so, we will also contribute to our growth and success.

EXECUTING ON OUR STRATEGY IS KEY IN 2023

In 2023, the world will continue to face some macroeconomic headwinds, including geopolitical uncertainties, inflation and tightened financial conditions. Still, we have been preparing and positioning to execute on our priorities and strategic initiatives under more challenging conditions.

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In Cable, we will continue to expand our FTTH footprint to selective locations given our nationally recognized brand, exclusive content, and high-quality service with competitive offers. We expect this to help us to keep delivering sustainable RGU growth in the medium term.

At Sky, the transformation process launched last year is expected to stabilize our subscriber and revenue base, while making our opex and capex structures more efficient. Moreover, the absence of non-recurring costs and expenses related to transmission rights and production of the Qatar World Cup may allow us to boost operating segment income growth this year.

TelevisaUnivision is focused on continuing executing its strategy to create a business like no other, and its stellar performance with double-digit revenue growth for two consecutive years demonstrates the power of such newly formed company. TelevisaUnivision's content factory in Mexico continues to produce blockbuster content that resonates through its linear networks, both in the US and Mexico, and is now powering its market-leading streaming platform. ViX has been fully launched and is now the definitive leader in Spanish-language streaming in less than a full year of operations. Growth and profitability in TelevisaUnivision's core business has been more than offsetting the investments it made in ViX.

We feel privileged to be leading Grupo Televisa through this digital transformation and simplification process. Most importantly, we are very thankful to all employees at our consolidated subsidiaries and unconsolidated affiliates for their unwavering dedication to continue providing the high-quality video, voice, and broadband services that our customers need and expect, and informing and entertaining our audiences.

We also have an incredibly strong and dedicated board of directors working for the benefit of Grupo Televisa and its stakeholders, and we are grateful for their many contributions and thoughtful advice during 2022.

To our shareholders, we want to extend our appreciation for your continued confidence in our vision and in our long-term prospects.

Bernardo Gómez
Alfonso de Angoitia
Co-Chief Executive Officers

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10 FINANCIAL HIGHLIGHTS In millions of Mexican pesos, except per CPO amounts and shares outstanding 2022 2021 Chg.% Consolidated revenues 75,527 73,915 2.2 Operating segment income1 28,010 29,379 (4.7) Segment margin 36.8% 39.5% Operating income 4,419 10,689 (58.7) Margin 5.9% 14.5% Controlling interest net 44,712 6,056 638.3 Earnings per CPO 15.80 2.17 Shares outstanding at year-end (in millions) 330,740 329,296 Cash and cash equivalents at year-end 51,131 25,828 98.0 Non-Current investments in financial instruments 3,384 4,463 (24.2) Total debt at year-end2 105,241 125,792 (16.3) 1 Operating segments income (OSI) is defined as operating income before corporate expenses, depreciation and amortization, and other income (expense), net. For a reconciliation of operating segment income with operating income, see Note 26 to our year-end consolidated financial statement. 2 As of December 31, 2022 and 2021, total debt is presented net of finance costs in the amount of Ps. 994.7 million and Ps.1,207.1 million, respectively.

11 75.5 billion pesos Consolidated Revenues 28.0 billion pesos Operating Segment Income

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13 Televisa’s Cable business offers cable and convergent services across 31 states in Mexico, covering the main metropolitan areas of the country and continuing to expand to new regions. During the year, we continued with our growth program in which we expanded our footprint by more than 875 thousand homes, reaching more than 18.7 million homes passed in the country. Our network is up to cable industry standards, combining traditional hybrid fiber-coaxial, fiber deep, and deploy-ments of Gigabit Passive Optical Networks (GPON). Internet Protocol Access and Large-Scale Core networks are in place and Voice over IP Cores are placed in several regions to support telephony traffic for residential and enterprise customers. We are able to deliver up to 100 megabits of speed per second in a large portion of homes passed. Revenue for our Cable segment grew by 0.8% in 2022 and we added more than 1.2 million fixed RGUs. We continue to lead aggregating services of Over the Top (OTT) platforms in Mexico. During the year, we continued to add new OTT services into our packages, such as Vix+, strengthening our product suite. In addition, we continue to deploy our state of the art Android TV set-top boxes, upgrading portions of our network to Docsis 3.1 technology and Fiber to the Home (FTTH). Our mobile service (izzi Móvil), with its disruptive pricing and services, has continued to grow, reaching more than 240 thousand subscribers. During 2022, our Cable segment reached 15.9 million RGUs, improving service quality and offering attractive video, voice, broadband and mobile packages. 18.7 million homes passed 0.8% Revenue growth 1.3 million RGUs added

14 In 2022, we kept offering some of the best content and exclusive sports through different packages and platforms. 6.9 million total RGUs

15 Sky is our direct-to-home (DTH) satellite television and fixed wireless Broadband operation. Through its pay-TV packages, it reaches nearly every corner in Mexico, plus the Dominican Republic and Central America. Sky offers pay-TV packages, including exclusive content that ranges from sports to concerts and special events, as well as fixed-wireless broadband services with speeds of up to 20 Mbps, with around 6.9 million RGUs. By the end of 2022, Sky reached more than 640 thousand broadband RGUs. Sky continues innovating on new platforms and has launched Blue To Go Sports, an Over-The-Top platform that offers the possibility to access Sky’s exclusive sport content without subscribing to any other service. This content includes La Liga, Bundesliga, UEFA tournaments and the NHL, among other content, and can be accessed through any device.

16 OTHERBUSINESSES GAMING In October 2022, we announced that the Board of Directors of the Company approved a reorganization proposal to separate from Televisa some business-es that are part of its Other Businesses segment, in-cluding its futbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and real estate (the “Spun-off Businesses”). It is expected that this proposed reorganization will be carried out through a spin-off (escisión) of the Com-pany, creating a new controlling entity listed on the Mexican Stock Exchange that would hold the Spun-off Businesses, and that would have the same sharehold-ing structure as Televisa. PlayCity Casino includes 18 locations across the country with nearly 7 thousand Electronic Gaming Ma-chines and a full online casino offering. Our product portfolio includes some of the latest and most enter-taining video reels and bingo games in Mexico. During 2022, despite the latest health government policy and smoking ban, revenue and operating mar-gin grew closer to pre-pandemic levels. The organization will keep the high operating and ser-vice standards which have shown to be the most im-portant competitive advantage.

17 PUBLISHING During 2022, Televisa published 32 magazine titles in Mexico. These titles cover a wide variety of consumer interests spanning health, beauty, fashion, pop cul-ture, technology, travel, and science. Some of our titles aim to capitalize on the success of Televisa’s audiovisual content and to engage with our audiences at a deeper level. As a result of structural challenges in the publishing industry, we continue to focus our efforts on a mul-tiplatform content generation (print & digital) for our profitable brands.

18 TELEVISAUNIVISION platforms. The company was formed through a merger between Grupo Televisa’s media, content and produc-tion assets with Univision on January 31st, 2022. Gru-po Televisa is the largest shareholder of TelevisaUnivi-sion with an equity stake of approximately 45%. As the leading Spanish-language media and content company in the world, TelevisaUnivision features the largest library of owned content and industry-leading production capabilities that power its streaming, dig-ital and linear television offerings, as well as its radio

Televisa
Univision


NOTICIERO
UNIVISION

TelevisaUnivision's media portfolio includes the top-rated broadcast networks Univision and UniMás in the U.S. and Las Estrellas and Canal 5 in Mexico. TelevisaUnivision is home to 36 Spanish-language cable networks, including Galavisión and TUDN, the No. 1 Spanish-language sports network in the U.S. and Mexico. With the most compelling portfolio of Spanish-language sports rights in the world, TelevisaUnivision has solidified its position as the home of soccer. TelevisaUnivision also owns and manages 59 television stations across the U.S. and four broadcast channels in Mexico affiliated with 222 television stations, Videocine studio, and Uforia, the Home of Latin Music, which encompasses owned or operated U.S. radio stations, a live event series and a robust digital audio footprint. TelevisaUnivision is home to the global streaming service ViX, which hosts over 50,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent. The company's prominent digital assets include Univision.com, Univision NOW, and several top-rated digital apps. For more information, visit televisaunivision.com.

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COMMITMENT TO SUSTAINABILITY

At Grupo Televisa we are committed to create short and long-term value for our stakeholders such as our employees, customers, investors, and communities that we reach through our media, entertainment, and telecommunications services. We focus our efforts on maintaining sustainable growth, looking for a balance between operational and financial efficiency and taking into consideration the technological, social, economic, and environmental perspectives.

We give continuity to our ESG strategy through the Sustainability Committee who monitors to improve current initiatives and encourage the development of new ones. Thus, our achievements in sustainability are the result of a continuous review process of our internal policies, procedures and management systems to improve corporate and sustainability performance, which is measured through our key performance indicators (KPIs). In addition, we seek to create a consistent, transparent, and comparable ESG reporting system to keep our stakeholders informed.

On the environmental side, we recognize the importance of addressing issues related to climate change. For this reason, we are committed to reducing our environmental impact and Greenhouse Gas (GHG) emissions through specific initiatives and programs, training, and reporting of emissions. We also have environmental goals such as generating clean energy, reducing energy, water, and waste consumption.

Our social approach includes our employees and communities. The growth of our employees is a key element in the development of our business. We promote their professional development with training programs on topics related to ethics, anti-corruption, human rights, information security and data protection. We are committed to offering stable labor conditions to our employees by respecting their human and collective rights and providing a working environment that enables them to improve their performance and increase their engagement, which is reinforced through performance evaluation practices and additional benefits.

Additionally, we focus on achieving greater ties with the community. We create opportunities in education, culture, entrepreneurship, health, and environmental protection to help build better and more sustainable societies through our social programs.

For the company, corporate supervision is a priority through corporate governance practices. The achievements in sustainability have been the result of a constant process of reviewing policies and programs to improve our corporate management. Our sustainability goals seek to align with best practices and international initiatives, such as the United Nations Sustainable Development Goals.

During 2022, Grupo Televisa's sustainability efforts were recognized by different prestigious organizations such as:

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21 • Dow Jones Sustainability Emerging Markets Index. The Company was selected as one of only five Mexican companies • Dow Jones Sustainability MILA Pacific Alliance Index • FTSE4Good Emerging Markets Index • FTSE4Good Emerging Latin America Index • S&P/BMV Total Mexico ESG Index, an ESG index launched by S&P, Dow Jones, and the Mexican Stock Exchange • United Nations Global Compact, the world’s largest corporate sustainability initiative • Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), for the sixth consecutive year. This recognition was granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy), and Alianza por la Responsabilidad Social Empresarial (Alliance for the Social Responsibility of Businesses) • Latin American Sustainable Leaders Agenda (ALAS20), Grupo Televisa was recognized as ‘Leading Company in Sustainability’, and ‘Leading Company in Investor Relations’ Furthermore, in 2022, MSCI upgraded the Grupo Televisa rating to “A” from “BBB”. According to MSCI, the Company has shown improvements in labor management and business ethics practices, supporting their rating upgrade. MSCI is a leading provider of critical decision support tools and services for the global investment community. We understand our sustainability strategy as a commitment to enhancing the lives of the communities we serve, and we believe by doing so, we will also contribute to our growth and success.

FUNDACIÓN **TELEVISA**

Our innovative programs in education, health, culture, entrepreneurship, and environmental protection provide an empowering platform for hundreds of thousands of people.

In 2022, Fundación Televisa (or "Fundación") celebrated its 20th anniversary and remains committed to helping those most in need. As a result, we were able to impact the lives of 968,046 children, youth and adults in Mexico and the United States, investing (together with our 217 allies) more than Ps $337 million.

Our innovative programs in education, culture, entrepreneurship, and environmental protection provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities, and build better and more sustainable communities. Our approach combines effective leveraging of the Company's communication channels with state-of-the-art digital tools, financial support, and on-the-ground multidisciplinary teams.

Our sustainability programs and initiatives are intended to help achieve 12 of 17 of the United Nations Sustainable Development Goals.

In 2022, we provided more than 58 million digital impacts and more than 114,000 TV media impacts, reaching more than 46 million people on TV. At the same time, we helped more than 15 institutions and organizations through communication campaigns with television spaces.

We have more than 1.6 million followers on social networks and more than 1.5 million people on our digital platforms.

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families with information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores and a health and wellness program called Vida Saludable. Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics). Bécalos works to increase high school and college completion while improving the student's employability. POSiBLE helps expand high-impact innovation-driven entrepreneurship through training, networking, resources, visibility and acceleration for high-potential startups and Gol por México combines the passion for helping others with the passion for sports. Through this program, we have transformed soccer goals from the Mexican Soccer League into aid for the neediest communities in México.

In addition, Fundación's cultural and environmental programs cut across ages serving the general public through actions in specific locations and through digital and media spaces.

Our numbers and recognitions include the following:

- We had more than 155,748 students from public schools and 5,596 teachers and instructors, across Mexico, register in our Cuantrix platform to learn basic coding skills.
- We had more than 8,890 middle-school girls participate in Technolochicas STEAM activities in Mexico and the United States.

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Fundación Televisa

- We had 38,645 recipients of Bécalos scholarships, reaching 512,119 scholarships in the program's history. 19,040 scholarships were designated for students and teachers developing employability competencies, 157 scholarships for students attending a program for talented youth, and 2,034 scholarships for women registered into STEAM training.

- We continued our partnership with Schmidt Futures and Rhodes Trust to promote their RISE scholarship program in Mexico. This program provides a lifetime support to exceptional teenagers that want to change the world.

- We supported 30,251 entrepreneurs in developing their business models through our POSiBLE program.

- We participated in far-reaching communication campaigns, "Play this Summer" and "Early Childhood Week." focused on delivering messages to promote early childhood stimulation; "Valores" which promoted civic values and the prevention of digital violence through fresh multimedia content and a series of videos reaching more than 43 million mexicans, and our "Vida Saludable" program which promoted wellness and health, reaching more than 6.7 million high school students through the Mexican Secretary of Public Education's (Secretaría de Educación Pública) Programming Channel "Aprende en Casa III".

- We provided guidance to more than 59,400 parents every week with practical tips via SMS and our digital newsletter through our Empieza Temprano program.

- We transformed 961 soccer goals from the Mexican Soccer League to provide 35,893 recipients with new aid in health, nutrition, development, dwelling, reforestation and support of women through our "*Gol por México*" program.

- Through our Visual Arts Cultural projects, we promoted and exhibited our photographic and cinematographic collection in national and international festivals and museums reaching more than 65,000 attendees.

We received the following recognitions:

- The CANUTO award for best documentary film content awarded by the "DocsMX Film Festival".

- Winners of the JUNA KINO 2022 Best Short Film for the campaign "Este Verano Juega".

- Recognized by the "CEMEFI Caracol de Plata" for the campaign "Bécalas" dedicated to empowering women.

- Recognized by CEMEFI and awarded with the ESR (Empresa Socialmente Responsable) Socially Responsible Company 2022.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company. We intend to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

For more information, please visit our 2022 Fundación Televisa Annual Report:

https://informe.fundaciontelevisa.org/informe2022/en/

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24 EMILIO FERNANDO AZCÁRRAGA JEAN (C) 1 Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Former President and Chief Executive Officer of Grupo Televisa. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón. In alphabetical order: ALFONSO DE ANGOITIA NORIEGA 1 Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Axo y Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa. JOSÉ ANTONIO CHEDRAUI EGUÍA 2 Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V. Former Chief Executive Officer of the Galos division of Grupo Comercial Chedraui, S.A.B. de C.V. FRANCISCO JOSÉ CHEVEZ ROBELO 2 In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Member of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Member of the Board of Directors of Apuestas Internacionales (subsidiary of Grupo Televisa). Former Managing Partner of Ruiz Urquiza y Cia, S.C., representative of Arthur Andersen & Co. Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V., Quality Tube, S.A. de C.V. and Pytco, S.A. de C.V. JON FELTHEIMER 2 Chief Executive Officer of Lionsgate. Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate, Celestial Tiger Entertainment and Pilgrim Media Group. JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ 2 Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa. Member of the Boards of Directors of Unifin Financiera, Controladora Vuela Compañía de Aviación and Apuestas Internacionales (subsidiary of Grupo Televisa). Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). SALVI RAFAEL FOLCH VIADERO 2 Chief Executive Officer of Grupo Jumex. Former Chief Executive Officer of Grupo Televisa’s Cable Division. Member of the Board of Consorcio Ara, S.A.B. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa and former Vice Chairman of Banking Supervision of the National Banking and Securities Commission. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). MICHAEL THOMAS FRIES 2 President and Chief Executive Officer of Liberty Global, plc. Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate and Cable Television Labs, Trustee of the Board of The Paley Center for Media, Chairman of the Boards of Directors of Museum of Contemporary Art Denver and Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum. Member of Young Presidents’ Organization. GUILLERMO GARCÍA NARANJO ÁLVAREZ 2 Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa. Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Financiero Citibanamex, S.A. de C.V., Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A. de C.V., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. Statutory Auditor of Total Systems de México. Member of the Board and the Audit Commission of Fundación Pro-Empleo D.F., A.C. (a non-profit organization). BERNARDO GÓMEZ MARTÍNEZ 1 Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Member of the Boards of TelevisaUnivision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión. CARLOS HANK GONZÁLEZ 2 Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte. Vice-President of the Board of Directors of Gruma. Chief Executive Officer of Grupo Hermes. Former Chief Executive Officer of Grupo Financiero Interacciones, Banco Interacciones and Interacciones Casa de Bolsa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes. ENRIQUE KRAUZE KLEINBORT 1 Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V. Member of Academia Mexicana de la Historia and Colegio Nacional. BOARD OF DIRECTORS

25 DENISE MAERKER SALMÓN 1 Executive producer of newcast “En punto”. Cast member on the debate program “Tercer Grado”. Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE). SEBASTIAN MEJÍA 2 President and Co-Founder of Rappi. Co-Founder of Grability. LORENZO ALEJANDRO MENDOZA GIMÉNEZ 2 Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar. Former Member of the Boards of AES La Electricidad de Caracas, CANTV-Verizon and BBVA Banco Provincial. Member of the Board of Grupo GEPP. Member of the MIT Sloan Board, the Latin American Board of Georgetown University, Group of Fifty (G-50), the Latin America Conservation Council (LACC), the Latin American Business Council, the Board of Trustees of Universidad Metropolitana, the Board of Trustees of Instituto de Estudios Superiores de Administración (IESA), Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005). GUADALUPE PHILLIPS MARGAIN 1 Chief Executive Officer of ICA Tenedora, S.A. de C.V. Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Grupo Axo, Club de Industriales, ICA Fluor, Ica Tenedora, Innova (subsidiary of Grupo Televisa) and Controladora Vuela de Aviación, S.A.B. de C.V. FERNANDO SENDEROS MESTRE 2 Executive President and Chairman of the Boards of Directors of Grupo Kuo, S.A.B. de C.V. and Dine, S.A.B de C.V. Chairman of the Board of Directors of Grupo Desc, S.A. de C.V. Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Member of Fundación para las Letras Mexicanas. ENRIQUE FRANCISCO JOSÉ SENIOR HERNÁNDEZ 2 Managing Director of Allen & Company LLC. Member of the Boards of Directors of Coca-Cola FEMSA, Cinemark and FEMSA. EDUARDO TRICIO HARO 2 Chairman of the Board of Directors of Grupo Lala. Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa. Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Grupo Financiero Banamex, Orbia, Aura Solar, Hospital Infantil de México “Federico Gómez”, Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios, and Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”. DAVID M. ZASLAV 2 President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc. Member of the Boards of Sirius XM Radio, Inc., The Cable Center, the Paley Center for the Media, Business Roundtable, American Cinematheque, Quadio, Elie Wiesel Foundation, Syracuse University, Mt. Sinai Medical Center, the USC Shoah Foundation, and the Partnership for New York City. ALTERNATE DIRECTORS HERBERT A. ALLEN III 3 President of Allen & Company LLC. Director of the Coca-Cola Company. Former Executive Vice-President and Managing Director of Allen & Company Incorporated. FÉLIX JOSÉ ARAUJO RAMÍREZ 1 Vice President of Digital and Broadcast Television and Televisa Regional. Former Chief Executive Officer of Telesistema Mexicano. JOAQUÍN BALCÁRCEL SANTA CRUZ 1 Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa. Former Vice-President - Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa. JULIO BARBA HURTADO 1 Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Legal Advisor to the Board of Grupo Televisa. Alternate member of the Board of Directors of Editorial Televisa Colombia. LUIS ALEJANDRO BUSTOS OLIVARES 1 Legal Vice-President and General Counsel of Grupo Televisa. Former Legal and Regulatory on Telecommunications Vice-President, former Legal General Director of Special Affairs, former Corporate Legal General Director, former Legal Director of Litigation of Grupo Televisa. Former General Counsel of The Pepsi Bottling Group Mexico. Former litigation lawyer at Mr. Ramón Sánchez Medal’s law firm. JORGE AGUSTÍN LUTTEROTH ECHEGOYEN 1 Vice-President and Corporate Controller of Grupo Televisa. Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Alternate Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa). RAÚL MORALES MEDRANO 2 Partner of Chévez, Ruiz, Zamarripa y Cia., S.C. Member of the Board of Directors and of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Secretary of the Board of Directors RICARDO MALDONADO YÁÑEZ Audit Committee GUILLERMO GARCÍA NARANJO ÁLVAREZ (C) 2 FRANCISCO JOSÉ CHÉVEZ ROBELO 2 JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ 2 Corporate Practices and Compensation Committee JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ (C) 2 GUILLERMO GARCÍA NARANJO ÁLVAREZ 2 EDUARDO TRICIO HARO 2 (C) Chairman 1 Related 2 Independent 3 Alternate of Mr. Enrique Francisco José Senior Hernández

COMMON STOCK DATA CPOs (Certificados de Participación Ordinarios) of Grupo Televisa, S.A.B., comprise 117 shares each (25 Series A Shares, 22 Series B Shares, 35 Series D Shares and 35 Se- ries L Shares), and are listed and admitted for trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), under the ticker symbol TLEVISA CPO. The GDRs (Global Depositary Receipts), each representing five CPOs, are listed on the New York Stock Exchange and trade under the ticker symbol TV. DIVIDEND POLICY Decisions regarding the payment and amount of div- idends are subject to approval by holders of a majority of the Series “A” Shares and Series “B” Shares voting to- gether, generally, but not necessarily, on the recommen- dation of the Board of Directors, as well as a majority of the Series “A” Shares voting separately. SEC FILINGS AND FORWARD LOOKING STATEMENTS Televisa files and submits annual reports to the US Securities and Exchange Commission. This annual report contains both historical information and forward-looking statements. These forward-looking statements, as well as other forward-looking statements made by the company, or its representatives from time to time, whether orally or in writing, involve risks and uncertainties relating to the company’s businesses, operations, and financial condition. A summary of these risks is included in the company’s filings with the US Securities and Exchange Commission, and this summary as well as the other filings with and submissions to the US Securities and Exchange Commission are and will be available through the office of investor relations upon written request. INVESTOR RELATIONS We ask that investors and analysts direct all inquiries to: Grupo Televisa, S.A.B. Av. Vasco de Quiroga 2000 C.P. 01210 México, CDMX (5255) 5261-2445 ir@televisa.com.mx www.televisair.com CORPORATE HEADQUARTERS Grupo Televisa, S.A.B. Av. Vasco de Quiroga 2000 C.P. 01210 México, CDMX (5255) 5261-2000 LEGAL COUNSEL Mijares, Angoitia, Cortés y Fuentes, S.C. Javier Barros Sierra 540, 4to piso C.P. 01210, México, CDMX (5255) 5201-7400 Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 U.S.A. (212) 859-8000 INDEPENDENT AUDITORS KPMG Cárdenas Dosal, S.C. Blvd. Manuel Ávila Camacho No.176 Col. Reforma Social C.P. 11650, México, CDMX (5255) 5246-8300 DEPOSITARY The Bank of New York BNY Mellon Shareowner Services PO Box 358516 Pittsburgh, PA 15252-8516 (201) 680-6825 INVESTORINFORMATION

www.televisair.com

Grupo Televisa, S.A.B. and Subsidiaries 1 To the Board of Directors and Stockholders Grupo Televisa, S.A.B. (thousands of Mexican pesos) Opinion We have audited the consolidated financial statements of Grupo Televisa, S.A.B. and subsidiaries (the Group), which com-prise the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and notes, comprising significant accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its con-solidated cash flows for each of the years in the three-year period ended December 31, 2022, in accordance with Interna-tional Financial Reporting Standards (IFRS). Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordan-ce with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the conso-lidated financial statements of the current period. These matters were addressed in the context of our audit of the conso-lidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Independent Auditors’ Report

Grupo Televisa, S.A.B. and Subsidiaries

Evaluation of the goodwill impairment analysis of one cash-generating unit of the Cable segment

See notes 2(m), 5(b) and 13 to the consolidated financial statements

The key audit matter	How the matter was addressed in our audit
The goodwill balance as of December 31, 2022 was Ps.13,904,998, of which Ps.6,281,091 relate to one specific cash-generating unit (CGU) of the Cable segment. The annual impairment testing of goodwill is considered to be a key audit matter due to the complexity of the accounting requirements and the significant judgment required in determining the assumptions to be used to estimate the recoverable amount. The Group performs an impairment assessment of goodwill at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of the CGU is determined based on the higher of value in use (VIU) using a discounted cash flow model, and fair value less costs of disposal. The discounted cash flow model uses several key assumptions, including forecasted revenue growth rate, the long-term growth rate and the discount rate. Minor changes to these assumptions could have had a significant effect on the VIU of the CGU.	The primary procedures we performed to address this key audit matter included the following: - We evaluated the Group's historical ability to project the revenue growth rate by comparing prior year projections to the current year actual growth rate. - We evaluated the reasonableness of the revenue growth rate used by obtaining an understanding of future year projections and comparing the revenue growth rate assumption to those of comparable companies using data publicly available. - We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Group's long-term growth rate by comparing the rate to publicly available data for comparable entities and evaluating the Group's discount rate by comparing the inputs used to publicly available data for comparable entities and assessing the resulting discount rate.

Other information

Management is responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended December 31, 2022, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the Annual Report) but does not include the consolidated financial statements and our auditors' report thereon. The Annual Report is expected to be made available to us after the date of the auditors' report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

2

Grupo Televisa, S.A.B. and Subsidiaries 3 Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throu-ghout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most signifi-cance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. KPMG Cárdenas Dosal S. C. C.P.C. Joaquín Alejandro Aguilera Dávila Mexico City April 04, 2023.

4 Grupo Televisa, S.A.B. and Subsidiaries The accompanying notes are an integral part of these consolidated financial statements. As of December 31, 2022 and 2021 (In thousands of Mexican pesos) (Notes 1, 2 and 3) Notes 2022 2021 ASSETS Current assets: Cash and cash equivalents 6 Ps. 51,130,992 Ps. 25,828,215 Trade accounts and notes receivable, net 7 8,457,302 13,093,011 Other accounts and notes receivable, net 315,006 1,026,218 Income taxes receivable 6,691,366 7,261,999 Other recoverable taxes 6,593,730 9,417,978 Derivative financial instruments 15 11,237 127 Due from related parties 20 311,224 874,852 Transmission rights and programming 8 888,344 7,591,669 Inventories 1,448,278 2,212,859 Contract costs 1,918,287 1,782,723 Reimbursement receivable 27 1,431,486 — Other current assets 2,379,571 4,169,299 Total current assets 81,576,823 73,258,950 Non-current assets: Trade accounts and notes receivable, net of current portion 7 438,376 385,060 Due from related party 20 6,365,038 — Derivative financial instruments 15 532,344 133,197 Transmission rights and programming 8 1,022,782 12,841,026 Investments in financial instruments 9 3,389,485 6,076,079 Investments in associates and joint ventures 10 50,450,949 26,704,235 Property, plant and equipment, net 11 82,236,399 87,922,126 Investment property, net 11 2,873,165 — Right-of-use assets, net 12 6,670,298 7,604,567 Intangible assets and goodwill, net 13 41,123,587 42,255,881 Deferred income tax assets 24 18,769,968 33,173,148 Contract costs 3,399,939 3,215,591 Other assets 258,378 172,221 Total non-current assets 217,530,708 220,483,131 Total assets Ps. 299,107,531 Ps. 293,742,081 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Grupo Televisa, S.A.B. and Subsidiaries 5 The accompanying notes are an integral part of these consolidated financial statements. Notes 2022 2021 LIABILITIES Current liabilities: Current portion of long-term debt 14 Ps. 1,000,000 Ps. 4,106,432 Interest payable 14 1,761,069 2,034,577 Current portion of lease liabilities 14 1,373,233 1,478,382 Derivative financial instruments 15 71,401 149,087 Trade accounts payable and accrued expenses 16,083,858 22,874,341 Customer deposits and advances 1,841,097 8,998,556 Income taxes payable 24 4,457,904 7,680,800 Other taxes payable 2,661,210 4,416,960 Employee benefits 1,384,808 2,332,260 Due to related parties 20 88,324 82,070 Current portion of deferred revenue 20 287,667 — Provision for lawsuit settlement agreement 27 1,850,220 — Other current liabilities 1,510,127 2,516,057 Total current liabilities 34,370,918 56,669,522 Non-current liabilities: Long-term debt, net of current portion 14 104,240,650 121,685,710 Lease liabilities, net of current portion 14 6,995,839 8,202,177 Derivative financial instruments 15 — 23,798 Income taxes payable 24 — 104,825 Deferred revenue, net of current portion 20 5,178,014 — Deferred income tax liabilities 24 1,249,475 2,210,609 Post-employment benefits 16 771,468 1,913,680 Other non-current liabilities 2,171,262 6,407,696 Total non-current liabilities 120,606,708 140,548,495 Total liabilities 154,977,626 197,218,017 EQUITY Capital stock 17 4,836,708 4,836,708 Additional paid-in capital 15,889,819 15,889,819 Retained earnings 18 131,053,859 88,218,188 Accumulated other comprehensive loss, net 18 (10,823,878) (13,621,992) Shares repurchased 17 (12,648,558) (14,205,061) Equity attributable to stockholders of the Company 128,307,950 81,117,662 Non-controlling interests 19 15,821,955 15,406,402 Total equity 144,129,905 96,524,064 Total liabilities and equity Ps. 299,107,531 Ps. 293,742,081

6 Grupo Televisa, S.A.B. and Subsidiaries The accompanying notes are an integral part of these consolidated financial statements. For the years ended December 31, 2022, 2021 and 2020 (In thousands of Mexican pesos, except per CPO amounts) (Notes 1, 2 and 3) Notes 2022 2021 2020 Revenues 26 Ps. 75,526,609 Ps. 73,915,432 Ps. 70,680,227 Cost of revenues 21 48,807,606 46,653,598 45,220,302 Selling expenses 21 9,422,916 8,099,607 8,414,382 Administrative expenses 21 12,061,932 12,189,542 11,216,013 Income before other income or expense 26 5,234,155 6,972,685 5,829,530 Other (expense) income, net 22 (815,565) 3,716,237 628,622 Operating income 4,418,590 10,688,922 6,458,152 Finance expense 23 (11,357,273) (12,478,039) (10,502,529) Finance income 23 2,151,109 560,026 4,853,102 Finance expense, net (9,206,164) (11,918,013) (5,649,427) Share of (loss) income of associates and joint ventures, net 10 (7,378,249) 3,671,030 (5,739,668) (Loss) income before income taxes (12,165,823) 2,441,939 (4,930,943) Income tax benefit (expense) 24 1,227,462 (1,673,054) (858,895) Net (loss) income from continuing operations (10,938,361) 768,885 (5,789,838) Income from discontinued operations, net 28 56,222,185 6,585,900 6,092,662 Net income Ps. 45,283,824 Ps. 7,354,785 Ps. 302,824 Net income (loss) attributable to: Stockholders of the Company Ps. 44,712,180 Ps. 6,055,826 Ps. (1,250,342) Non-controlling interests 19 571,644 1,298,959 1,553,166 Net income Ps. 45,283,824 Ps. 7,354,785 Ps. 302,824 Basic earnings (loss) per CPO attributable to stockholders of the Company: Continuing operations Ps. (4.06) Ps. (0.16) Ps. (2.34) Discontinued operations 25 19.86 2.33 1.90 Total Ps. 15.80 Ps. 2.17 Ps. (0.44) Diluted earnings (loss) per CPO attributable to stockholders of the Company: Continuing operations Ps. (4.06) Ps. (0.16) Ps. (2.34) Discontinued operations 25 19.86 2.33 1.90 Total Ps. 15.80 Ps. 2.17 Ps. (0.44) CONSOLIDATED STATEMENTS OF INCOME

Grupo Televisa, S.A.B. and Subsidiaries 7 The accompanying notes are an integral part of these consolidated financial statements. Notes 2022 2021 2020 Net income Ps. 45,283,824 Ps. 7,354,785 Ps. 302,824 Other comprehensive income (loss): Items that will not be reclassified to income: Remeasurement of post-employment benefit obligations 16 158,119 279,825 (344,313) Warrants issued by UHI, net of hedge 9 — — (21,899,164) Open-Ended Fund, net of hedge 9 (131,957) (19,718) (904,423) Publicly traded equity instruments 9 (906,658) (123,359) (353,496) Items that may be subsequently reclassified to income: Exchange differences on translating foreign operations (143,156) 92,555 133,522 Cash flow hedges 395,807 1,927,601 (1,370,145) Share of other comprehensive income (loss) of associates and joint ventures 10 4,245,546 245,714 (61,033) Other comprehensive income (loss) before income taxes 3,617,701 2,402,618 (24,799,052) Income tax (expense) benefit 24 (833,121) (467,749) 7,936,914 Other comprehensive income (loss) 2,784,580 1,934,869 (16,862,138) Comprehensive income (loss) Ps. 48,068,404 Ps. 9,289,654 Ps. (16,559,314) Comprehensive income (loss) attributable to: Stockholders of the Company Ps. 47,510,294 Ps. 7,990,682 Ps. (18,127,641) Non-controlling interests 19 558,110 1,298,972 1,568,327 Comprehensive income (loss) Ps. 48,068,404 Ps. 9,289,654 Ps. (16,559,314) For the years ended December 31, 2022, 2021 and 2020 (In thousands of Mexican pesos) (Notes 1, 2 and 3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8 Grupo Televisa, S.A.B. and Subsidiaries The accompanying notes are an integral part of these consolidated financial statements. Accumulated Other Equity Retained Comprehensive Shares Attributable to Non-controlling Capital Stock Additional Earnings Income (Loss) Repurchased Stockholders of Interests (Note 17) Paid-in Capital (Note 18) (Note 18) (Note 17) the Company (Note 19) Total Equity Balance at January 1, 2020 Ps. 4,907,765 Ps. 15,889,819 Ps. 82,652,278 Ps. 1,320,451 Ps. (14,018,847) Ps. 90,751,466 Ps. 14,873,767 Ps. 105,625,233 Funding for acquisition of shares under the Long-term Retention Plan — — — — (97,000) (97,000) — (97,000) Disposition of non-controlling interests in Radiópolis — — — — — — (291,897) (291,897) Dividends to non-controlling interests — — — — — — (1,653,173) (1,653,173) Share of income of OCEN (see Note 3) — — 147,975 — — 147,975 — 147,975 Repurchase of CPOs — — — — (195,597) (195,597) — (195,597) Shares repurchased — — — — (111,979) (111,979) — (111,979) Sale of shares — — (997,174) — 1,109,153 111,979 — 111,979 Cancellation of sale of shares — — 2,764,854 — (2,764,854) — — — Share-based compensation — — 962,806 — — 962,806 — 962,806 Comprehensive (loss) income — — (1,250,342) (16,877,299) — (18,127,641) 1,568,327 (16,559,314) Balance at December 31, 2020 4,907,765 15,889,819 84,280,397 (15,556,848) (16,079,124) 73,442,009 14,497,024 87,939,033 Funding for acquisition of shares under the Long-term Retention Plan — — — — (328,500) (328,500) — (328,500) Dividends — — (1,053,392) — — (1,053,392) (405,928) (1,459,320) Share cancellation (71,057) — (1,510,290) — 1,581,347 — — — Shares repurchased — — — — (774,073) (774,073) — (774,073) Sale of shares — — (1,126,573) — 1,900,646 774,073 — 774,073 Cancellation of sale of shares — — 505,357 — (505,357) — — — Share-based compensation — — 1,066,863 — — 1,066,863 — 1,066,863 Other — — — — — — 16,334 16,334 Comprehensive income — — 6,055,826 1,934,856 — 7,990,682 1,298,972 9,289,654 Balance at December 31, 2021 4,836,708 15,889,819 88,218,188 (13,621,992) (14,205,061) 81,117,662 15,406,402 96,524,064 Funding for acquisition of shares under the Long-term Retention Plan — — — — (648,242) (648,242) — (648,242) Disposition of non-controlling interests of discontinued operations — — — — — — (142,071) (142,071) Dividends — — (1,053,392) — — (1,053,392) — (1,053,392) Repurchase of CPOs — — — — (629,326) (629,326) — (629,326) Shares repurchased — — — — (980,410) (980,410) — (980,410) Sale of shares — — (3,080,729) — 4,061,139 980,410 — 980,410 Cancellation of sale of shares — — 246,658 — (246,658) — — — Share-based compensation — — 2,009,304 — — 2,009,304 — 2,009,304 Other — — 1,650 — — 1,650 (486) 1,164 Comprehensive income — — 44,712,180 2,798,114 — 47,510,294 558,110 48,068,404 Balance at December 31, 2022 Ps. 4,836,708 Ps. 15,889,819 Ps. 131,053,859 Ps. (10,823,878) Ps. (12,648,558) Ps. 128,307,950 Ps. 15,821,955 Ps. 144,129,905 For the years ended December 31, 2022, 2021 and 2020 (In thousands of Mexican pesos) (Notes 1, 2 and 3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Grupo Televisa, S.A.B. and Subsidiaries 9 Accumulated Other Equity Retained Comprehensive Shares Attributable to Non-controlling Capital Stock Additional Earnings Income (Loss) Repurchased Stockholders of Interests (Note 17) Paid-in Capital (Note 18) (Note 18) (Note 17) the Company (Note 19) Total Equity Balance at January 1, 2020 Ps. 4,907,765 Ps. 15,889,819 Ps. 82,652,278 Ps. 1,320,451 Ps. (14,018,847) Ps. 90,751,466 Ps. 14,873,767 Ps. 105,625,233 Funding for acquisition of shares under the Long-term Retention Plan — — — — (97,000) (97,000) — (97,000) Disposition of non-controlling interests in Radiópolis — — — — — — (291,897) (291,897) Dividends to non-controlling interests — — — — — — (1,653,173) (1,653,173) Share of income of OCEN (see Note 3) — — 147,975 — — 147,975 — 147,975 Repurchase of CPOs — — — — (195,597) (195,597) — (195,597) Shares repurchased — — — — (111,979) (111,979) — (111,979) Sale of shares — — (997,174) — 1,109,153 111,979 — 111,979 Cancellation of sale of shares — — 2,764,854 — (2,764,854) — — — Share-based compensation — — 962,806 — — 962,806 — 962,806 Comprehensive (loss) income — — (1,250,342) (16,877,299) — (18,127,641) 1,568,327 (16,559,314) Balance at December 31, 2020 4,907,765 15,889,819 84,280,397 (15,556,848) (16,079,124) 73,442,009 14,497,024 87,939,033 Funding for acquisition of shares under the Long-term Retention Plan — — — — (328,500) (328,500) — (328,500) Dividends — — (1,053,392) — — (1,053,392) (405,928) (1,459,320) Share cancellation (71,057) — (1,510,290) — 1,581,347 — — — Shares repurchased — — — — (774,073) (774,073) — (774,073) Sale of shares — — (1,126,573) — 1,900,646 774,073 — 774,073 Cancellation of sale of shares — — 505,357 — (505,357) — — — Share-based compensation — — 1,066,863 — — 1,066,863 — 1,066,863 Other — — — — — — 16,334 16,334 Comprehensive income — — 6,055,826 1,934,856 — 7,990,682 1,298,972 9,289,654 Balance at December 31, 2021 4,836,708 15,889,819 88,218,188 (13,621,992) (14,205,061) 81,117,662 15,406,402 96,524,064 Funding for acquisition of shares under the Long-term Retention Plan — — — — (648,242) (648,242) — (648,242) Disposition of non-controlling interests of discontinued operations — — — — — — (142,071) (142,071) Dividends — — (1,053,392) — — (1,053,392) — (1,053,392) Repurchase of CPOs — — — — (629,326) (629,326) — (629,326) Shares repurchased — — — — (980,410) (980,410) — (980,410) Sale of shares — — (3,080,729) — 4,061,139 980,410 — 980,410 Cancellation of sale of shares — — 246,658 — (246,658) — — — Share-based compensation — — 2,009,304 — — 2,009,304 — 2,009,304 Other — — 1,650 — — 1,650 (486) 1,164 Comprehensive income — — 44,712,180 2,798,114 — 47,510,294 558,110 48,068,404 Balance at December 31, 2022 Ps. 4,836,708 Ps. 15,889,819 Ps. 131,053,859 Ps. (10,823,878) Ps. (12,648,558) Ps. 128,307,950 Ps. 15,821,955 Ps. 144,129,905

Grupo Televisa, S.A.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020
(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

	2022	2021	2020
Operating Activities:			
(Loss) Income before income taxes from continued operations	Ps. (12,165,823)	Ps. 2,441,939	Ps. (4,930,943)
Income before income taxes from discontinued operations	75,416,214	11,658,624	10,461,667
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Share of loss (income) of associates and joint ventures	7,378,249	(3,671,877)	5,739,668
Depreciation and amortization	21,239,306	21,418,369	21,260,787
Other amortization of assets	353,232	329,144	380,863
Impairment of long-lived assets	–	225,136	40,803
Gain on disposition of property and equipment	(131,683)	(279,593)	(74,175)
Impairment loss on trade notes and accounts receivable, and other receivables	1,172,555	1,276,990	1,387,431
Post-employment benefits	151,389	259,291	292,026
Interest income	(89,268)	(60,174)	(72,861)
Share-based compensation expense	1,665,909	1,088,413	984,356
Other finance loss (income), net	110,739	1,183,180	(89,323)
Gain on disposition of discontinued operations	(75,192,421)	–	–
Gain on disposition of investments, net	–	(4,547,029)	(789,873)
Cancellation of provision	–	–	691,221
Interest expense	9,459,377	9,135,531	10,482,168
Lawsuit settlement agreement	418,734	–	–
Unrealized foreign exchange (gain) loss, net	(999,499)	1,805,986	(2,596,198)
	28,787,010	42,263,930	43,167,617
(Increase) decrease in trade notes and accounts receivable	(4,176,638)	(2,000,397)	634,108
Decrease (increase) in transmission rights and programming	1,241,568	(6,049,514)	(54,274)
Decrease (increase) in due from related parties, net	4,987,868	18,959	(393,631)
Increase in inventories	(588,954)	(571,281)	(522,003)
Increase in other accounts and notes receivable and other current assets	(2,217,989)	(2,882,822)	(2,469,724)
(Decrease) increase in trade accounts payable and accrued expenses	(122,945)	850,760	1,065,101
Increase in deferred revenue, customer deposits and advances	267,237	3,060,769	185,143
(Decrease) increase in other liabilities and taxes payable	(3,027,186)	2,877,152	(96,832)
(Decrease) increase in post-employment benefits	(564,382)	923,196	326,892
Income taxes paid	(12,118,014)	(9,166,602)	(8,681,478)
	(16,319,435)	(12,939,780)	(10,006,698)
Net cash provided by operating activities	12,467,575	29,324,150	33,160,919
Investing activities:			
Disposition of investments in financial instruments	–	2,014,371	3,155,643
Disposition of OCEN and Radiópolis	–	4,625,291	1,248,000
Proceeds from disposition of discontinued operations	66,095,454	–	–
Long-term credit with related party	(5,738,832)	–	–
Disposition or investment in joint ventures	(7,922)	122,227	125,624
Dividends from preferred shares	752,556	–	–
Release of holdback payment of OCEN	364,420	–	–
Investment in other equity instruments	–	(1,122,178)	(602,466)
Dividends received	10,000	10,000	–
Investments in property, plant and equipment	(17,315,387)	(23,267,847)	(20,131,738)
Disposition of property, plant and equipment	264,163	672,424	1,520,417
Non-current trade account receivable	87,663	–	–
Other investments in intangible assets	(1,807,183)	(1,899,464)	(1,235,177)
Net cash provided by (used in) investing activities	42,704,932	(18,845,176)	(15,919,697)
Financing activities:			
Partial prepayment of Senior Notes due 2025, 2045 and 2049	(10,099,581)	–	–
Prepayment of long-term loans from Mexican banks	(6,000,000)	–	–
Proceeds from Mexican banks long-term loans	–	2,650,000	–
Repayment of Mexican peso debt	(610,403)	(242,489)	(492,489)
Prepayment of Mexican peso debt related to Sky	–	(1,750,000)	(2,750,000)
Payments of lease liabilities	(699,263)	(646,527)	(668,277)
Other payments of lease liabilities	(991,048)	(1,082,226)	(953,771)
Prepayment of other notes payable	–	–	(1,324,063)
Interest paid	(8,893,000)	(8,258,243)	(9,455,387)
Funding for acquisition of shares of the Long-term Retention Plan	(648,242)	(328,500)	(197,000)
Repurchases of CPOs under a share repurchase program	(629,326)	–	(195,597)
Repurchase of capital stock	(980,410)	(774,073)	(111,979)
Sale of capital stock	980,410	774,073	111,979
Dividends paid	(1,053,392)	(1,053,392)	–
Dividends paid of non-controlling interests	–	(328,774)	(1,420,477)
Derivative financial instruments	(145,131)	(2,692,241)	1,261,845
Net cash used in financing activities	(29,769,386)	(13,732,392)	(16,195,216)
Effect of exchange rate changes on cash and cash equivalents	(100,344)	23,540	(11,516)
Net Increase (decrease) in cash and cash equivalents	25,302,777	(3,229,878)	1,034,490
Cash and cash equivalents related to assets held for sale	–	–	571,338
Cash and cash equivalents at beginning of year	25,828,215	29,058,093	27,452,265
Cash and cash equivalents at end of year	Ps. 51,130,992	Ps. 25,828,215	Ps. 29,058,093

The accompanying notes are an integral part of these consolidated financial statements.

10

Grupo Televisa, S.A.B. and Subsidiaries 11 1. Corporate Information Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios”, or “CPOs,” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares, or “GDSs,” on the New York Stock Exchange, or “NYSE,” under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico. Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 50 countries through television networks, cable operators and over-the-top or OTT services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming. On January 31, 2022 the Company and TelevisaUnivision announced the closing of the transaction between the Group’s media content and production assets and TelevisaUnivision (the “TelevisaUnivision Transaction”) (see Note 3). 2. Accounting Policies The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below. (a) Basis of Presentation The consolidated financial statements of the Group as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations. The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below. The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements. The consolidated statements of income of the Group for the years ended December 31, 2022, 2021 and 2020, have been prepared to present the discontinued operations following the TelevisaUnivision Transaction closed on January 31, 2022. Accordingly, the consolidated statements of income of the Group for the years ended December 31, 2021 and 2020, have been re-presented from those previously reported by the Company, to present in those periods the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28). These consolidated financial statements were authorized for issuance on March 31, 2023, by the Group’s Corporate Vice President of Finance. For the Years Ended December 31, 2022, 2021 and 2020 (In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Grupo Televisa, S.A.B. and Subsidiaries 12 (b) Consolidation The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements. Subsidiaries Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost. The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss. Changes in Ownership Interests in Subsidiaries without Change of Control Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity. Loss of Control of a Subsidiary When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss. Discontinued Operations A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Grupo Televisa, S.A.B. and Subsidiaries

Subsidiaries of the Company

At December 31, 2022 and 2021, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company's Ownership Interest [1]	Business Segment [2]
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, "Empresas Cablevisión") [3]	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, "Cablemás") [4]	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, "TVI") [5]	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, "Bestel") [6]	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, "Cablecom") [7]	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, "Telecable") [8]	100%	Cable
FTTH de México, S.A. de C.V. [9]	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. ("CVQ") and subsidiaries [10]	100%	Cable and Sky
Innova, S. de R.L. de C.V. ("Innova") and subsidiaries (collectively, "Sky") [11]	58.7%	Sky
Grupo Telesistema, S.A. de C.V. ("Grupo Telesistema") and subsidiaries [13]	100%	Content and Other Businesses [2]
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) ("Televisa") [12]	100%	Content [2]
Televisión Independiente de México, S.A. de C.V. ("TIM") [12]	100%	Content [2]
G.Televisa-D, S.A. de C.V. [12]	100%	Content [2]
Multimedia Telecom, S.A. de C.V. ("Multimedia Telecom") and subsidiary [13]	100%	Content [2]
Ulvik, S.A. de C.V. [14]	100%	Content and Other Businesses [2]
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. ("Villacezán") and subsidiaries [13]	100%	Content and Other Businesses [2]

(1) Percentage of equity interest directly or indirectly held by the Company.

(2) See Note 26 for a description of each of the Group's business segments. The Group's operations of the Content segment were discontinued following the closing of the TelevisaUnivision Transaction on January 31, 2022 (see Note 3).

(3) Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4) The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5) Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6) Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7) Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8) The subsidiaries in the Telecable business are directly owned by CVQ.

(9) FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10) CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11) Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. ("Sky DTH"), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. ("Innova Holdings"). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova's equity and designates a majority of the members of Innova's Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12) TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, and through January 31, 2022, were part of the Group's former Content business. Televisa was a direct subsidiary of Grupo Telesistema through January 31, 2022.

(13) Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. ("Tieren"), and Villacezán are indirect wholly-owned subsidiaries of Grupo Telesistema. As of December 31, 2022, Multimedia Telecom, Grupo Telesistema, Tieren, Villacezán, and Corporativo TD Sports, S.A. de C.V., a direct subsidiary of Grupo Telesistema, are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), the successor company of Univision Holdings, Inc. ("UHI") and the parent company of Univision Communications Inc. ("Univision"), representing 43.8%, 49.7%, 2.1%, 3.7% and 0.7% , respectively, of the Group's aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2022. Multimedia Telecom and Tieren were the subsidiaries through which the Company owned shares of the capital stock of UH II, representing 95.3% and 4.7%, respectively, of the Group's aggregate investment in shares of common stock issued by UH II as of December 31, 2021 (see Notes 3, 10 and 20).

(14) A direct subsidiary of the company and the parent company of Televisa Corporación, S.A. de C.V., an indirect subsidiary of the company that provides services to certain companies in the Group's Other Businesses segment and, through January 31, 2022, provided services to certain companies in the Group's former Content segment.

13

Grupo Televisa, S.A.B. and Subsidiaries 14 Concessions and Permits The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”). Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13 and 26). Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee. The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws. The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

Grupo Televisa, S.A.B. and Subsidiaries 15 At December 31, 2022, the expiration dates of the Group’s concessions and permits were as follows: Segments Expiration Dates Cable Various from 2026 to 2056 Sky Various from 2024 to 2056 Other Businesses: Broadcasting concessions (1) In 2042 and 2052 Gaming In 2030 (1) In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. Through January 31, 2022, these broadcasting concessions were part of the Group’s former Content segment, and after the TelevisaUnivision Transaction closed on that date, these concessions became part of the Group’s Other Businesses segment (see Notes 3, 13 and 26). The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business. (c) Investments in Associates and Joint Ventures Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income. The Group’s investments in associates include an equity interest in TelevisaUnivision (formerly known as UH II) represented by approximately 44.4% and 35.5% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2022 and 2021, respectively (see Notes 3 and 10). If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB. (d) Segment Reporting Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments. (e) Foreign Currency Translation Functional and Presentation Currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations. Transactions and Balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Grupo Televisa, S.A.B. and Subsidiaries 16 Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss. Translation of Foreign Operations The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss. Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense. A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (formerly known as UH II) (hedged item), which amounted to U.S.$2,538.8 million (Ps.49,446,349) and U.S.$1,254.5 million (Ps.25,721,539) as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10). A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to U.S.$871.6 million (Ps.17,387,699) as of December 29, 2020. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 14 and 18). A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.7 million (Ps.773,209) and U.S.$46.1 million (Ps.945,176), as of December 31, 2022 and 2021, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18). (f) Cash and Cash Equivalents and Temporary Investments Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income. Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost. As of December 31, 2022 and 2021, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022, and approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021.

Grupo Televisa, S.A.B. and Subsidiaries 17 (g) Transmission Rights and Programming Transmission rights are valued at the lesser of acquisition cost and net realizable value. Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues. Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years. Through January 31, 2022, programming was comprised of programs, literary works, production talent advances and films. Programs and films were valued at the lesser of production cost, which consisted of direct production costs and production overhead, and net realizable value. Literary works were valued at the lesser of acquisition cost and net realizable value. Payments for production talent advances were initially capitalized and subsequently included as direct or indirect costs of program production. Cost of revenues was calculated and recorded for the month in which programs, literary works, production talent advances and films were matched with related revenues. Through January 31, 2022, the Group’s policy was to capitalize the production costs of programs which benefited more than one annual period and amortized them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions. (h) Inventories Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method. (i) Financial Assets The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset. Financial Assets Measured at Amortized Cost Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts and notes receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7). Financial Assets Measured at FVOCIL Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group. Financial Assets at FVIL Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. Impairment of Financial Assets The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7). Offsetting of Financial Instruments Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

Grupo Televisa, S.A.B. and Subsidiaries 18 (j) Property, Plant and Equipment, and Investment Property Property, plant and equipment are recorded at acquisition cost. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred. The initial estimate of the costs of dismantling items of property, plant and equipment are recognized as incurred at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2022 and 2021, the present value of the Group’s dismantling obligations amounted to Ps.1,129,184 and Ps.933,880, respectively. Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows: Estimated Useful Lives Buildings 20-50 years Technical equipment 3-30 years Satellite transponders 15 years Furniture and fixtures 10-15 years Transportation equipment 4-8 years Computer equipment 3-6 years Leasehold improvements 5-30 years The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. Investment Property Beginning on February 1, 2022 the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business. Land is not depreciated. Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows: Estimated Useful Lives Buildings 20-65 years The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses. (k) Lease Agreements As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments. Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities. The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

Grupo Televisa, S.A.B. and Subsidiaries 19 (l) Intangible Assets and Goodwill Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows: Estimated Useful Lives Trademarks with finite useful lives 4 years Licenses 3-10 years Subscriber lists 4-5 years Payments for renewal of concessions 20 years Other intangible assets 3-20 years Trademarks The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks. Concessions The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession. Goodwill Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods. (m) Impairment of Long-lived Assets The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances. (n) Trade Accounts Payable and Accrued Expenses Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2022 and 2021.

Grupo Televisa, S.A.B. and Subsidiaries 20 (o) Debt Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method. Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2022 and 2021. Debt early redemption costs are recognized as finance expense in the consolidated statement of income. (p) Customer Deposits and Advances Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms or other services, based on rates established by the Group. Such rates vary depending on when the advertisement is made or the service is provided, including the season, hour, day and type of programming. Through January 31, 2022, in connection with its former Content business, the Group recognized customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements were executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). Customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term. (q) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense. (r) Equity The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997. Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company. (s) Revenue Recognition and Contract Costs Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Through January 31, 2022, the Group derived the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Following the TelevisaUnivision Transaction, which was closed on January 31, 2022, the Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

Grupo Televisa, S.A.B. and Subsidiaries

- Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
- Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.
- Sky program service revenues, including advances from customers for future direct-to-home ("DTH") program services, are recognized at the time the service is provided.
- Advertising revenues, including deposits and advances from customers for future advertising, were recognized at the time the advertising services were rendered. The advertising revenues of the Group's Content segment operations were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).
- Revenues from program services for network subscription and licensed and syndicated television programs were recognized when the programs were sold and became available for broadcast. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).
- Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.
- Revenues from publishing distribution are recognized upon distribution of the products.
- Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
- Motion picture production and distribution revenues were recognized as the films were exhibited. These revenues were discontinued on January 31, 2022, in connection with the TelevisaUnivision Transaction (see Note 3).
- Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group's consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2022 and 2021, as follows:

		Cable		Sky		Total
Contract costs:						
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total Contract Costs at December 31, 2022		**3,297,436**		**2,020,790**		**5,318,226**
Less:						
Current Contract Costs		1,077,417		840,870		1,918,287
Total Non-current Contract Costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

		Cable		Sky		Total
Contract costs:						
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:						
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

21

Grupo Televisa, S.A.B. and Subsidiaries 22 (t) Interest Income Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate. (u) Employee Benefits Pension and Seniority Premium Obligations Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity. Profit Sharing The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24). Termination Benefits Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits. (v) Income Taxes The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences. Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Grupo Televisa, S.A.B. and Subsidiaries

(w) Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative's gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2022, 2021 and 2020, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x) Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y) Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company's shares under the Company's Long-Term Retention Plan ("LTRP"). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.968,628, Ps.903,764 and Ps.863,782 for the years ended December 31, 2022, 2021 and 2020, respectively, of which Ps.968,628, Ps.1,066,863 and Ps.962,806 was credited in consolidated stockholders' equity for each of those years, respectively (see Note 17).

(z) New and Amended IFRS Standards

The Group adopted some amendments and improvements to certain IFRS Standards that became effective in 2022, 2021 and 2020, which did not have any significant impact on the Group's consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2023.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*	Postponed
IFRS 17 [1]	*Insurance Contracts*	January 1, 2023
Amendments to IAS 1 [1]	*Classification of Liabilities as Current or Non-current*	January 1, 2023
Amendments to IAS 8 [1]	*Definition of Accounting Estimates*	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 [1]	*Disclosure of Accounting Policies*	January 1, 2023
Amendments to IAS 12 [1]	*Deferred Tax related to Assets and Liabilities arising from a Single Transaction*	January 1, 2023
Amendment to IFRS 17 [1]	*Initial Application of IFRS 17 and IFRS 9 – Comparative Information*	January 1, 2023
Amendments to IFRS 16 [1]	*Lease Liability in a Sale and Leaseback*	January 1, 2024
Amendments to IAS 1 [1]	*Non-current Liabilities with Covenants*	January 1, 2024

[1] This new or amended IFRS Standard is not expected to have a significant impact on the Group's consolidated financial statements.

Amendments to IFRS 10 and IAS 28 *Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 *Consolidated Financial Statements* and those in IAS 28 *Investments in Associates and Joint Ventures*, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group's consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements.

23

Grupo Televisa, S.A.B. and Subsidiaries 24 IFRS 17 Insurance Contracts (“IFRS 17”) was issued by the IASB in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 became effective on January 1, 2023. Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted. Amendments to IAS 8 Definition of Accounting Estimates, were issued by the IASB in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued by the IASB in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures. Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued by the IASB in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023. Amendments to IFRS 16 Lease Liability in a Sale and Leaseback, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases (“IFRS 16”) explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Grupo Televisa, S.A.B. and Subsidiaries 25 Amendments to IAS 1 Non-current Liabilities with Covenants, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted. 3. Disposition of OCEN and Radiópolis, TelevisaUnivision Transaction and Reorganization Proposal In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN (i) was a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), which was a wholly-owned subsidiary of the Company; and (ii) was a former subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The disposal of OCEN was completed by the parties in the first half of 2020, through the sale of the total outstanding shares of OISE Entretenimiento, which net assets were comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company received cash proceeds in the aggregate amount of Ps.5,206,000. On September 13, 2021, the Company announced that it had reached an agreement with Live Nation to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN. As a result, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position, and discontinued recognizing its share of income or loss from October 1 through November 30, 2021. On December 6, 2021, the Company announced the closing of the sale of its consolidated 40% equity participation in OCEN to Live Nation. In December 2021, the Company concluded this transaction and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a pretax income of Ps.4,547,029 for the disposal of this investee in other consolidated income for the year ended December 31, 2021 (see Note 20). In the second quarter of 2022, Live Nation paid to the Company the holdback amount of Ps.364,420, and a purchase price adjustment of Ps.35,950 in connection with this transaction (see Notes 20 and 22). In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company at that date which was engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605. In July 2020, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669. As a result of this transaction, the Group recognized a pre-tax gain on the disposition of Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020. Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statement of income for the year ended December 31, 2020. The Group did not classify its former Radio operations as discontinued operations in these consolidated statements of income, as these operations did not represent a separate major line of business in any of those years, based on a materiality assessment performed by management (see Notes 2 (b), 22 and 26).

Grupo Televisa, S.A.B. and Subsidiaries 26 On April 13, 2021, the Group and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. (“UH II,” the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group’s Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the Mexican Institute of Telecomunications (Instituto Federal de Telecomunicaciones or “IFT”) announced its approval of this transaction. As of December 31, 2021, the Group consolidated the results of its Content business as the Group had not ceased to exercise control of this business segment as of that date; and presented its Content business as a reportable segment of continuing operations, as all the required regulatory approvals had not been obtained by the parties as of that date, and those approvals were considered substantive. On January 24, 2022, the Company and UH II announced that all required regulatory approvals for the transaction had been already received by that date. As a result, the transaction announced on April 13, 2021, was closed by the parties on January 31, 2022 (the “TelevisaUnivision Transaction”). In connection with the TelevisaUnivision Transaction, the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash received from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. (“Tritón,” a company of the Azcárraga family) in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain on disposition of discontinued operations of Ps.56,065,530, for the year ended December 31, 2022, and a net loss on disposition of discontinued operations of Ps.1,943,647 for the year ended December 31, 2021; and (iii) recognized as deferred income a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position, and amounted to Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022. In the fourth quarter of 2022, the Group concluded the disposition of certain assets and liabilities that were classified as held for sale in the Group’s consolidated statement of financial position in connection with the TelevisaUnivision Transaction (see Notes 2, 10 and 28). On October 27, 2022, the Board of Directors of the Company approved a reorganization proposal to separate from the Group some businesses that are part of its Other Businesses segment, including its interests in professional sports and live entertainment, gaming, and magazine publishing and distribution, as well as certain related assets and real estate (the “Spin-off Businesses”). It is expected that this proposed reorganization will be carried out through a spin-off (escisión) from the Company, creating a new controlling entity listed on the Mexican Stock Exchange that would hold the Spin-off Businesses, and that would have the same shareholding structure as the Company. The Company’s management considers that this plan will allow both the Group and the new entity resulting from the spin-off, to focus on their respective business models and growth opportunities, thereby enhancing their ability to generate better conditions for access to capital, financing sources and investors, that are aligned with each business. It is expected that the reorganization will be completed in the first half of 2023. The reorganization will be subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations, and the approval of the spin-off at the Company’s shareholder’s meeting. As of December 31, 2022, the Group continued to present its Other Businesses segment as a reportable segment of continuing operations, and the Spinoff Businesses as part of the Group’s Other Businesses segment, as the required Company’s stockholders and regulatory approvals had not been obtained by the Group as of that date, and those approvals are considered substantive.

Grupo Televisa, S.A.B. and Subsidiaries

4. Financial Risk Management

(a) Market Risk

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates.

The Group is exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Market risk management activities are monitored by the Investments, Risk Management and Treasury Committee on a quarterly basis.

(i) Foreign Exchange Risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and in those subsidiaries with functional currency other than the Mexican peso. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Foreign currency exchange risk is monitored by assessing the net monetary liability position in U.S. dollars and the forecasted cash flow needs for anticipated U.S. dollar investments and servicing the Group's U.S. dollar-denominated debt.

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2022 and 2021, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2022, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate	Mexican Pesos
Assets:			
U.S. dollars	**2,372,570**	Ps. **19.4760**	Ps. **46,208,173**
Euros	**20,720**	**20.8878**	**432,795**
Swiss francs	**2,009**	**21.1275**	**42,445**
Other currencies	–	–	**3,032**
Liabilities:			
U.S. dollars (1)	**4,411,584**	Ps. **19.4760**	Ps. **85,920,010**
Euros	**237**	**20.8878**	**4,950**
Swiss francs	**23,281**	**21.1275**	**491,869**
Other currencies	–	–	**33**

The foreign currency position of monetary items of the Group at December 31, 2021, was as follows:

	Foreign Currency Amounts (Thousands)	Year-End Exchange Rate	Mexican Pesos
Assets:			
U.S. dollars	831,806	Ps. 20.5031	Ps. 17,054,602
Euros	11,139	23.3478	260,071
Swiss francs	4,139	22.4997	93,126
Argentinean pesos	64,026	0.1996	12,780
Chilean pesos	576,044	0.0240	13,825
Other currencies	–	–	5,266
Liabilities:			
U.S. dollars (1)	5,215,150	Ps. 20.5031	Ps. 106,926,742
Euros	598	23.3478	13,962
Swiss francs	883	22.4997	19,867
Other currencies	–	–	185

(1) As of December 31, 2022 and 2021, monetary liabilities include U.S.$2,578.5 million (Ps.50,219,558) and U.S.$1,300.6 million (Ps.26,666,715), respectively, related to long-term debt designated as a hedging instrument of the Group's investments in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (see Note 14).

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Grupo Televisa, S.A.B. and Subsidiaries

As of March 31, 2023, the exchange rate was Ps.18.0275 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group's Mexican operations, as follows (in millions of U.S. dollars):

	December 31,			
		2022		2021
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments [1]	U.S.$	2,319.9	U.S.$	785.1
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities [2] [3]		(4,428.1)		(5,180.8)
Net liability position	U.S.$	(2,108.2)	U.S.$	(4,395.7)

(1) As of December 31, 2022 and 2021, this line includes U.S. dollar equivalent amounts of U.S.$22.9 million and U.S.$17.7 million, respectively, related to other foreign currencies, primarily Euros and Swiss francs.

(2) As of December 31, 2022 and 2021, this line includes U.S. dollar equivalent amounts of U.S.$25.4 million and U.S.$1.4 million, respectively, related to other foreign currencies, primarily Swiss francs and Euros.

(3) As of December 31, 2022 and 2021, monetary liabilities include U.S.$2,578.5 million (Ps.50,219,558) and U.S.$1,300.6 million (Ps.26,666,715), respectively, related to long-term debt designated as a hedging instrument of the Group's investments in UH II and the investment in Open-Ended Fund (see Note 14).

At December 31, 2022, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.915,996 in the consolidated statement of income. At December 31, 2021, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.6,345,797 in the consolidated statement of income.

(ii) Cash Flow Interest Rate Risk

The Group monitors the exposure to interest rate risk by: (i) evaluating differences between interest rates on its outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing its cash flow needs and financial ratios (indebtedness and interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer Group and industry practices. This approach allows the Group to determine the interest rate "mix" between variable and fixed rate debt.

The Group's interest rate risk arises from long-term debt. Debt issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents held at variable rates. Debt issued at fixed rates expose the Group to fair value interest rate risk. During recent years the Group has maintained most of its debt in fixed rate instruments (see Note 14).

Based on various scenarios, the Group manages its cash flow interest rate risk by using cross-currency interest rate swaps, exchange rate agreements and floating-to-fixed interest rate swaps. Cross-currency interest rate swap agreements allow the Group to hedge against Mexican peso depreciation on the interest payments for medium-term periods. Interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical changes in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices and the effect that they would have had on the Group's financial instruments at December 31, 2022 and 2021. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management's view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

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Grupo Televisa, S.A.B. and Subsidiaries

December 31, 2022	Carrying Amount	Fair Value	Difference between Fair Value and Carrying Amount	Difference between Fair Value and Carrying Amount Assuming a Hypothetical 10% Increase in Fair Value
Assets:				
Long-term loan and interest receivable from GTAC	Ps. 853,163	Ps. 857,006	Ps. 3,843	Ps. 89,544
Open-Ended Fund	773,209	773,209	–	–
Publicly traded equity instruments	2,611,053	2,611,053	–	–
Derivative financial instruments [1]	543,581	543,581	–	–
Liabilities [2] [3]:				
U.S. dollar-denominated debt:				
Senior Notes due 2025	5,188,796	5,295,218	106,422	635,944
Senior Notes due 2026	5,842,800	5,717,764	(125,036)	446,740
Senior Notes due 2032	5,842,800	6,934,235	1,091,435	1,784,859
Senior Notes due 2040	11,685,600	12,083,611	398,011	1,606,372
Senior Notes due 2045	17,321,136	14,975,508	(2,345,628)	(848,077)
Senior Notes due 2046	17,528,400	17,570,118	41,718	1,798,730
Senior Notes due 2049	13,675,853	12,199,681	(1,476,172)	(256,204)
Peso-denominated debt:				
Notes due 2027	4,500,000	4,238,640	(261,360)	162,504
Senior Notes due 2037	4,500,000	4,041,135	(458,865)	(54,752)
Senior Notes due 2043	6,500,000	4,046,705	(2,453,295)	(2,048,625)
Long-term loans payable to Mexican banks	13,650,000	13,775,125	125,125	1,502,638
Lease liabilities	8,369,072	8,497,104	128,032	977,742
Derivative financial instruments [1]	71,401	71,401	–	–

December 31, 2021	Carrying Amount	Fair Value	Difference between Fair Value and Carrying Amount	Difference between Fair Value and Carrying Amount Assuming a Hypothetical 10% Increase in Fair Value
Assets:				
Long-term loan and interest receivable from GTAC	Ps. 755,973	Ps. 760,143	Ps. 4,170	Ps. 80,184
Open-Ended Fund	945,176	945,176	–	–
Publicly traded equity instruments	3,517,711	3,517,711	–	–
Other equity instruments	1,607,969	1,607,969	–	–
Derivative financial instruments [1]	133,324	133,324	–	–
Liabilities [2] [3]:				
U.S. dollar-denominated debt:				
Senior Notes due 2025	12,301,860	14,056,843	1,754,983	3,160,667
Senior Notes due 2026	6,150,930	6,685,200	534,270	1,202,790
Senior Notes due 2032	6,150,930	8,857,216	2,706,286	3,592,008
Senior Notes due 2040	12,301,860	16,678,493	4,376,633	6,044,482
Senior Notes due 2045	20,503,100	24,205,140	3,702,040	6,122,554
Senior Notes due 2046	18,452,790	25,029,180	6,576,390	9,079,308
Senior Notes due 2049	15,377,325	19,307,154	3,929,829	5,860,544
Peso-denominated debt:				
Notes due 2027	4,500,000	4,509,405	9,405	460,346
Senior Notes due 2037	4,500,000	4,110,480	(389,520)	21,528
Senior Notes due 2043	6,500,000	4,611,620	(1,888,380)	(1,427,218)
Long-term notes payable to Mexican banks	20,260,404	20,417,854	157,450	2,199,235
Lease liabilities	9,680,559	9,830,878	150,319	1,133,407
Derivative financial instruments [1]	172,885	172,885	–	–

[1] Given the nature and the tenor of these derivative financial instruments, an increase of 10% in interest and/or exchange rates would not be an accurate sensitivity analysis on the fair value of these financial instruments.

[2] The carrying amount of debt is stated in this table at its principal amount.

[3] The fair value of the Senior Notes and Notes issued by the Group are within Level 1 of the fair value hierarchy as there are quoted market prices for such notes. The fair value of the lease liabilities is within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy and were based on market interest rates to the listed securities.

29

Grupo Televisa, S.A.B. and Subsidiaries

(iii) Price Risk

The Group is exposed to equity securities price risk because of investments held by the Group and classified in the consolidated statements of financial position as non-current investments in financial instruments. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group is not exposed to commodity price risk.

(b) Credit Risk

Credit risk is managed on a Group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of "AA" in local scale for domestic institutions and "BBB" in global scale for foreign institutions are accepted. If customers are independently rated, these ratings are used. If there is no independent rating, the Group's risk control function assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Company's management. See Note 7 for further disclosure on credit risk.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by any counterparties.

The Group historically has not realized significant credit losses arising from customers.

(c) Liquidity Risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by corporate management. Corporate management monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable external regulatory or legal requirements.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2022 and 2021, the Group held cash and cash equivalents of Ps.51,130,992 and Ps.25,828,215, respectively (see Note 6).

The table below analyses the Group's non-derivative and derivative financial liabilities as well as related contractual interest on debt and lease liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table below are the contractual undiscounted cash flows (except for lease liabilities that are stated at present value).

	Less Than 12 Months January 1, 2023 to December 31, 2023	12-36 Months January 1, 2024 to December 31, 2025	36-60 Months January 1, 2026 to December 31, 2027	Maturities Subsequent to December 31, 2027	Total
At December 31, 2022					
Debt [1]	Ps. 1,000,000	Ps. 15,188,796	Ps. 12,992,800	Ps. 77,053,789	Ps. 106,235,385
Lease liabilities	1,373,233	2,902,742	2,752,640	1,340,457	8,369,072
Trade and other liabilities	28,107,852	531,617	173,898	2,237,215	31,050,582
Interest on debt [2]	5,259,796	12,024,064	10,041,317	66,654,473	93,979,650
Interest on lease liabilities	641,423	1,093,813	732,818	666,139	3,134,193

	Less Than 12 Months January 1, 2022 to December 31, 2022	12-36 Months January 1, 2023 to December 31, 2024	36-60 Months January 1, 2025 to December 31, 2026	Maturities Subsequent to December 31, 2026	Total
At December 31, 2021					
Debt [1]	Ps. 4,110,404	Ps. 13,500,000	Ps. 21,102,790	Ps. 88,286,005	Ps. 126,999,199
Lease liabilities	1,478,382	2,469,270	2,478,486	3,254,421	9,680,559
Trade and other liabilities	40,051,575	2,743,298	2,041,627	3,665,074	48,501,574
Interest on debt [2]	6,188,285	15,237,650	12,453,353	86,405,197	120,284,485
Interest on lease liabilities	659,049	1,136,036	775,332	921,942	3,492,359

(1) The amounts of debt are disclosed on a principal amount basis (see Note 14).

(2) Interest to be paid in future years on outstanding debt as of December 31, 2022 and 2021, based on contractual interest rates and exchange rates as of that date.

30

Grupo Televisa, S.A.B. and Subsidiaries 31 Capital Management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure in order to minimize the cost of capital. 5. Critical Accounting Estimates and Assumptions Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. By definition, the resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of consolidated assets and liabilities within the next financial year are addressed below: (a) Accounting for Programming Beginning on January 31, 2022, the Group is no longer engaged in the Content business operations as a result of the closing of the TelevisaUnivision Transaction on that date (see Notes 3 and 28). Through January 31, 2022 the Group produced a significant portion of programming for initial broadcast in Mexico, its primary market. Following the initial broadcast of this programming, the Group then licensed some of this programming for broadcast in secondary markets, such as Mexico, the United States, Latin America, Asia, Europe and Africa. Under IFRS, in order to properly capitalize and subsequently amortize production costs related to this programming, the Group estimated the expected future benefit period over which a given program would generate revenues (generally, over a five-year period). The Group then amortized the production costs related to a given program over the expected future benefit period. Under this policy, the Group generally expensed approximately 70% of the production costs related to a given program in its initial broadcast run and deferred and expensed the remaining production costs over the remainder of the expected future benefit period (see Note 2 (g)). The Group estimated the expected future benefit periods based on past historical revenue patterns and usage for similar types of programming and any potential future events, such as new outlets through which the Group could exploit or distribute its programming, including its consolidated subsidiaries and equity investees. To the extent that a given future expected benefit period was shorter than the estimate, the Group might have accelerated capitalized production costs sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, the Group might have extended the amortization schedule for the remaining capitalized production costs. The Group also entered into license arrangements with various third-party programming producers and providers, pursuant to which it received the rights to broadcast programming produced by third parties over its television networks in Mexico. For programming licensed from third parties, the Group estimated the expected future benefit period based upon the term of the license. In addition, the Group might have purchased programming from third parties, from time to time. In this case, the Group estimated the expected future benefit period based on the anticipated number of showings in Mexico. To the extent that a given future expected benefit period was shorter than the estimate, the Group might have accelerated the amortization of the purchase price or the license fee sooner than anticipated. Conversely, to the extent that a given future expected benefit period was longer than the estimate, the Group might have extended the amortization schedule for the remaining portion of the purchase price or the license fee. (b) Goodwill and Other Indefinite-lived Intangible Assets Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the greater of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell. The recoverable amount of CGUs has been determined based on the greater of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others. During 2022 and 2021, the Group recorded impairment adjustments for other indefinite-lived intangible assets (trademarks) related to its Publishing business. See Note 2 (b) and (l) for disclosure regarding concession intangible assets. (c) Long-lived Assets The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use.

Grupo Televisa, S.A.B. and Subsidiaries 32 Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions are not correct, the Group would have to recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22). The Group has not recorded any significant impairment charges during any of the years presented herein. (d) Deferred Income Taxes The Group records its deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. (e) Financial Assets Measured at Fair Value The Group has a significant amount of financial assets that are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate the Group uses. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 15). 6. Cash and Cash Equivalents Cash and cash equivalents as of December 31, 2022 and 2021, consisted of: 2022 2021 Cash and bank accounts Ps. 2,041,883 Ps. 1,180,817 Short-term investments (1) 49,089,109 24,647,398 Total cash and cash equivalents Ps. 51,130,992 Ps. 25,828,215 (1) Highly-liquid investments with an original maturity of three months or less at the date of acquisition. 7. Trade Accounts and Notes Receivable, Net Current trade accounts and notes receivable, net as of December 31, 2022 and 2021, consisted of: 2022 2021 Non-interest bearing notes received in 2021 from customers as deposits and advances mainly in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 2 (p)) Ps. — Ps. 1,499,335 Trade accounts receivable 10,489,336 14,955,334 Loss allowance (2,032,034) (3,361,658) Ps. 8,457,302 Ps. 13,093,011 Non-current trade receivables as of December 31, 2022 and 2021, amounted to Ps.438,376 and Ps.385,060, respectively, and consisted of non-current trade accounts receivable in our Cable Segment. As of December 31, 2022 and 2021, the aging analysis of the current trade accounts and notes receivable that were past due is as follows: 2022 2021 1 to 90 days Ps. 2,350,853 Ps. 4,367,863 91 to 180 days 1,066,211 1,459,188 More than 180 days 1,811,592 2,785,308 The carrying amounts of the Group’s trade accounts and notes receivables denominated in other than peso currencies are as follows: 2022 2021 U.S. dollar Ps. 338,123 Ps. 1,714,490 Other currencies 6,077 46,255 At December 31 Ps. 344,200 Ps. 1,760,745

Grupo Televisa, S.A.B. and Subsidiaries

Movements on the Group for loss allowance of trade accounts and notes receivables are as follows:

		2022		2021
At January 1	Ps.	(3,361,658)	Ps.	(4,249,133)
Provision for credit losses		(1,189,594)		(1,263,083)
Write-off of receivables		1,576,375		2,260,182
Reclassifications		(40,018)		(109,624)
Disposed operations		982,861		–
At December 31	Ps.	(2,032,034)	Ps.	(3,361,658)

The maximum exposure to credit risk of the trade accounts and notes receivable as of December 31, 2022 and 2021 is the carrying amount of each class of receivables (see Note 4).

8. Transmission Rights and Programming

At December 31, 2022 and 2021, transmission rights and programming consisted of:

		2022		2021
Transmission rights	Ps.	1,911,126	Ps.	14,743,043
Programming		–		5,689,652
		1,911,126		20,432,695
Non-current portion of:				
Transmission rights		1,022,782		9,823,088
Programming		–		3,017,938
		1,022,782		12,841,026
Current portion of transmission rights and programming	Ps.	888,344	Ps.	7,591,669

Transmission rights and programming charged to consolidated cost of revenues for the years ended December 31, 2022, 2021 and 2020, amounted to Ps.2,497,519, Ps.14,577,558 and Ps.12,691,287, respectively which included Ps.1,211,927, Ps.12,704,761 and Ps.10,988,850, corresponding of discontinued operations, for the years ended December 31, 2022, 2021 and 2020, respectively (see Note 21).

9. Investments in Financial Instruments

At December 31, 2022 and 2021, the Group had the following investments in financial instruments:

		2022		2021
Equity instruments measured at FVOCIL:				
Open-Ended Fund (1)	Ps.	773,209	Ps.	945,176
Publicly traded equity instruments (2)		2,611,053		3,517,711
Other equity instruments (3)		–		1,607,969
		3,384,262		6,070,856
Other		5,223		5,223
	Ps.	3,389,485	Ps.	6,076,079

(1) The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value ("NAV") per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In March 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$10.0 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount (see Note 2 (i)).

(2) Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company disposed of a portion of these publicly traded equity instruments and recognized cash proceeds from this disposition in the aggregate amount of Ps.1,755,415.

(3) As of December 31, 2021, other equity instruments include unquoted equity investments, which are initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The Group disposed of these investments on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction (see Note 3).

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2022 and 2021 is presented as follows:

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		–		–		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive loss		(171,967)		(906,658)		–		(1,078,625)
At December 31, 2022	Ps.	773,209	Ps.	2,611,053	Ps.	–	Ps.	3,384,262

33

Grupo Televisa, S.A.B. and Subsidiaries

		Open-Ended Fund [1]		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Investments		—		—		1,118,178		1,118,178
Disposition of investments		(258,956)		(1,756,434)		—		(2,015,390)
Change in fair value in other comprehensive income (loss)		68,329		(123,359)		21,239		(33,791)
At December 31, 2021	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856

(1) The foreign exchange loss and gain derived from the investment in the Open-Ended Fund for the years ended December 31, 2022 and 2021, respectively, was hedged by a foreign exchange gain and loss derived from Senior Notes designated as hedging instruments for the years ended December 31, 2022 and 2021, respectively, in the amount of Ps.114,046 and Ps.99,673, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2022 and 2021 is the carrying amounts of the financial assets (see Note 4).

10. Investments in Associates and Joint Ventures

At December 31, 2022 and 2021, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2022	Ownership as of December 31, 2021		2022		2021
Associates:						
TelevisaUnivision and subsidiaries	44.4%	35.5%	Ps.	49,446,349	Ps.	25,721,539
Other				51,864		164,903
Joint ventures:						
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively "GTAC") [1]	33.3%	33.3%		750,169		614,147
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, "PDS") [2]	50.0%	50.0%		202,567		203,646
			Ps.	50,450,949	Ps.	26,704,235

(1) GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 200 basis points. Under the terms of this agreement, principal and interest were paid at dates agreed by the parties, between 2013 and 2021. During the year ended December 31, 2021, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.97,342. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,243,955, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2032. During the years ended December 31, 2022 and 2021, GTAC paid principal and interest to the Group in connection with these supplementary loans in the aggregate principal amount of Ps.146,386 and Ps.147,413, respectively. The net investment in GTAC as of December 31, 2022 and 2021, included amounts receivable in connection with these supplementary loans to GTAC in the aggregate amount of Ps.853,163 and Ps.755,973, respectively. These amounts receivable are in substance a part of the Group's net investment in this investee (see Note 15).

(2) The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2022 and 2021, the Group's investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision (formerly known as UH II), the parent company of Univision Communications Inc. ("Univision"), under the equity method due to the Group's ability to exercise significant influence, as defined under IFRS Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 and 5,701,335 shares of Class A Common Stock shares of TelevisaUnivision as of December 31, 2022 and 2021, respectively, and 750,000 Series B Preferred shares of TelevisaUnivision as of December 31, 2022 and 2021 representing 44.4% and 35.5% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis, (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 45.1% and 40.1% of the outstanding voting common shares TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 13-member Board of Directors; however, the Board of Directors currently consists of 11 members, and the Group has the right to appoint two additional members. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement ("PLA"), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico.

34

Grupo Televisa, S.A.B. and Subsidiaries 35 On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight would acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants for shares of UHI common stock. Under the terms of the acquisition, Searchlight and ForgeLight would purchase the remaining 64% ownership interest from the other stockholders of UHI. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of U.S.$228.6 million (Ps.5,455,356) that decreased the carrying amount of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020. This transaction closed on December 29, 2020, and the Group exercised all of its remaining warrants for common shares of UHI to increase its equity stake in UHI from 10% to 35.9% on a fully diluted basis. On April 13, 2021, the Group and UHI announced a transaction agreement in which the Group’s content and media assets would be combined with UH II, the successor company of UHI, and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the “Reorganization”) pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on an as-converted basis; and (iv) UH II became a successor company of UHI. In connection with the Reorganization of UHI, and other observable indications that the value of the Group’s net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021 the Group’s management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 in the amount of U.S.$228.6 million (Ps.5,455,356) for its net investment in shares of UHI might no longer exist or might have decreased. As a result, of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2021. On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised 3,589,664 Class A Common Stock shares of TelevisaUnivsion, in the amount of U.S.$750 million (Ps.15,456,000), and 750,000 Series B Cumulative Convertible Preferred Stock shares (“Series B Preferred Shares”) of TelevisaUnivision, with a annual preferred dividend of 5.5% payable on a quarterly basis, in the amount of U.S.$750 million (Ps.15,456,000). The Series B Preferred Shares are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. For the year ended December 31, 2022, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$37.8 million (Ps.752,556), which was accounted for in share of income of associates in the Group’s consolidated statement of income for the year ended December 31, 2022. In connection with the TelevisaUnivision Transaction, and other observable indications that the value of the Group’s net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group’s management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might no longer exist or might have decreased. As a result of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the impairment loss amounted to U.S.$29.5 million (Ps.593,838) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2022. The Group recognized a share in loss of TelevisaUnivision for the year ended December 31, 2022, primarily in connection with a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022 (see Notes 1, 2 (a), 3, 9, 15, 20, 23 and 28).

Grupo Televisa, S.A.B. and Subsidiaries

A roll forward of investments in associates and joint ventures for the years ended December 31, 2022 and 2021, is presented as follows:

		2022		2021
At January 1	Ps.	26,704,235	Ps.	22,813,531
Reversal of impairment loss		593,838		4,161,704
Share of loss of associates and joint ventures, net		(8,724,643)		(490,674)
Share of other comprehensive income of associates		4,245,546		245,714
Long-term loans granted to GTAC, net		166,223		131,604
Foreign currency translation adjustments		(3,261,758)		505,183
GTAC payments of principal and interest		(146,386)		(244,755)
Disposition of OCEN		–		(503,872)
Dividends from PDS		(10,000)		(10,000)
Investment in Flyacross (other associate)		–		43,855
Consideration in common and preferred stock of TelevisaUnivision (see Notes 3 and 28)		30,912,000		–
Other		(28,106)		51,945
At December 31	Ps.	50,450,949	Ps.	26,704,235

IFRS summarized financial information of TelevisaUnivision (formerly known as UH II, the successor company of UHI) as of December 31, 2022 and 2021, and for the years then ended, and UHI for the year ended December 31, 2020, is set forth below.

IFRS summarized financial information of TelevisaUnivision (formerly known as UH II) as of December 31, 2022 and 2021, respectively (amounts in thousands of U.S. dollars):

		2022		2021
Current assets (include cash and cash equivalents for U.S.$538,600 and U.S.$647,000, respectively)	U.S.$	2,444,700	U.S.$	2,579,100
Non-current assets		15,764,400		11,729,470
Total assets		18,209,100		14,308,570
Current liabilities (include financial liabilities for U.S.60,100 and U.S.$54,000, respectively)		1,405,000		691,600
Non-current liabilities (include financial liabilities for U.S.628,100 and U.S.$631,437, respectively)		13,600,800		10,619,970
Total liabilities		15,005,800		11,311,570
Total net assets	U.S.$	3,203,300	U.S.$	2,997,000

The table below reconciles the summarized financial information of TelevisaUnivision (formerly known as UH II) to the carrying amount of the Group's interest TelevisaUnivision as of December 31, 2022 and 2021, respectively (amounts in thousands of U.S. dollars):

		2022		2021
Ownership as of December 31		44.4%		35.5%
Group's share of net assets	U.S.$	1,423,488	U.S.$	1,065,225
Group's share of net assets	Ps.	27,723,859	Ps.	21,840,404
Goodwill, purchase price allocation and other adjustments		21,722,490		3,881,135
Carrying amount of the Group's interest in TelevisaUnivision	Ps.	49,446,349	Ps.	25,721,539

IFRS summarized financial information of TelevisaUnivision (formerly known as UH II, the successor company of UHI) for the years ended December 31, 2022, 2021 and 2020 (amounts in thousands of U.S. dollars):

		2022		2021		2020
Revenue	U.S.$	4,609,600	U.S.$	2,841,000	U.S.$	2,541,900
Depreciation and amortization		524,300		251,500		152,800
Interest income		11,400		400		1,100
Interest expense		610,300		420,387		427,500
(Expense) income from continuing operations		(1,203,200)		550,128		45,537
Income tax (expense) benefit		(232,400)		36,872		(9,137)
Net (loss) income		(1,435,600)		587,000		36,400
Other comprehensive income (loss)		471,113		32,000		(23,700)
Total comprehensive (loss) income		(964,487)		619,000		12,700
Preferred dividends received from TelevisaUnivision		37,812		–		–

36

Grupo Televisa, S.A.B. and Subsidiaries

The table below reconciles the summarized financial information of TelevisaUnivision (formerly known as UH II, the successor company of UHI) to the carrying amount of the Group's interest in TelevisaUnivision for the years ended December 31, 2022, 2021 and 2020 (amounts in thousands of U.S. dollars):

		2022		2021		2020
Net (loss) income	U.S.$	(637,955)	U.S.$	208,638	U.S.$	3,635
Other comprehensive income (loss)		209,354		11,374		(2,367)
Net (loss) income	Ps.	(12,555,817)	Ps.	4,232,441	Ps.	78,133
Other comprehensive income (loss)		4,245,660		232,773		(50,872)
Purchase price allocation and other adjustments:						
Net income (loss) adjustments		3,790,887		(4,834,744)		(79,163)
Other comprehensive loss adjustments		–		–		(6,657)
Group's interest in UHI:						
Net loss		(8,764,930)		(602,303)		(1,030)
Other comprehensive income (loss)		4,245,660		232,773		(57,529)
Reversal of impairment (impairment loss)		593,838		4,161,704		(5,455,356)

Combined condensed balance sheet information related to the Group's share in associates other than TelevisaUnivision (formerly known as UH II) as of December 31, 2022 and 2021, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

		2022		2021
Current assets	Ps.	17,896	Ps.	196,110
Non-current assets		39,213		118,207
Total assets		57,109		314,317
Current liabilities		26,952		154,957
Non-current liabilities		1,295		23,459
Total liabilities		28,247		178,416
Net assets	Ps.	28,862	Ps.	135,901
Goodwill, purchase price allocation and other adjustments		23,002		29,002
Carrying amount of the Group's interest in associates	Ps.	51,864	Ps.	164,903

Combined condensed balance sheet information related to the Group's share in joint ventures as of December 31, 2022 and 2021, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

		2022		2021
Current assets	Ps.	181,740	Ps.	159,619
Non-current assets		796,426		651,674
Total assets		978,166		811,293
Current liabilities		101,167		75,110
Non-current liabilities		891,263		788,200
Total liabilities		992,430		863,310
Net liabilities	Ps.	(14,264)	Ps.	(52,017)
Goodwill, purchase price allocation and other adjustments		113,837		113,837
Long-term loans granted to GTAC, net		853,163		755,973
Carrying amount of the Group's interest in joint ventures	Ps.	952,736	Ps.	817,793

The Group recognized its share of comprehensive income (loss) of associates and joint ventures other than TelevisaUnivision (formerly known as UH II, the successor company of UHI) for the years ended December 31, 2022, 2021 and 2020, as follows:

		2022		2021		2020
Share of income (loss) of associates and joint ventures, net	Ps.	40,287	Ps.	111,629	Ps.	(283,282)
Share of other comprehensive (loss) income of associates and joint ventures:						
Foreign currency translation adjustments, net		–		58		1,757
Other items of comprehensive (loss) income, net		(114)		12,883		(5,261)
		(114)		12,941		(3,504)
Share of comprehensive income (loss) of associates and joint ventures	Ps.	40,173	Ps.	124,570	Ps.	(286,786)

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Grupo Televisa, S.A.B. and Subsidiaries

11. Property, Plant and Equipment, Net, and Investment Property, Net

Property, Plant and Equipment, Net

Changes in the carrying amounts of property, plant and equipment for the years ended December 31, 2022 and 2021, are as follows:

	Buildings and Land	Technical Equipment	Satellite Transponders	Furniture and Fixtures	Transportation Equipment	Computer Equipment	Leasehold Improvements	Construction and Projects in Progress [1]	Total
Cost:									
January 1, 2021	Ps. 14,886,912	Ps. 157,262,188	Ps. 6,026,094	Ps. 1,263,800	Ps. 3,122,232	Ps. 9,198,382	Ps. 3,605,636	Ps. 12,873,670	Ps. 208,238,914
Additions	2,290	14,334,876	–	68,201	395,005	339,967	17,508	8,110,000	23,267,847
Dismantling cost	–	69,350	–	–	–	–	–	–	69,350
Retirements and reclassifications to other accounts	(93,883)	(2,423,831)	–	(62,210)	(280,189)	(618,714)	(19,860)	(1,055,858)	(4,554,545)
Transfers from intangibles assets, net	–	–	–	–	–	–	–	(547,940)	(547,940)
Transfers and reclassifications	412,054	3,513,272	–	28,976	170,788	594,158	125,175	(4,844,423)	–
Effect of translation	(4,773)	39,351	–	36	71	306	37	97	35,125
December 31, 2021	15,202,600	172,795,206	6,026,094	1,298,803	3,407,907	9,514,099	3,728,496	14,535,546	226,508,751
Additions	3,329	13,978,378	–	35,064	118,028	201,745	23,279	2,955,564	17,315,387
Dismantling cost	–	195,304	–	–	–	–	–	–	195,304
Retirements and reclassifications to other accounts	(91,077)	(6,171,083)	–	(148,546)	(523,397)	(558,400)	(331,212)	974,880	(6,848,835)
Transfers from intangibles assets, net	–	–	–	–	–	–	–	(502,017)	(502,017)
Transfers investment property	(3,867,138)	–	–	–	–	–	–	–	(3,867,138)
Transfers and reclassifications	226,903	5,900,361	–	29,147	24,357	84,970	128,544	(6,394,282)	–
Effect of translation	(15,030)	(148,110)	–	(41)	(148)	(655)	(47)	1,086	(162,945)
December 31, 2022	**Ps. 11,459,587**	**Ps. 186,550,056**	**Ps. 6,026,094**	**Ps. 1,214,427**	**Ps. 3,026,747**	**Ps. 9,241,759**	**Ps. 3,549,060**	**Ps. 11,570,777**	**Ps. 232,638,507**
Accumulated depreciation:									
January 1, 2021	Ps. (5,307,759)	Ps. (103,248,870)	Ps. (3,971,069)	Ps. (718,471)	Ps. (2,031,266)	Ps. (7,106,312)	Ps. (2,573,540)	Ps. –	Ps. (124,957,287)
Depreciation of the year	(304,842)	(15,641,059)	(282,414)	(117,255)	(262,008)	(848,426)	(274,546)	–	(17,730,550)
Retirements	70,754	3,326,801	–	58,751	127,440	557,776	(133)	–	4,141,389
Effect of translation	(1,362)	(38,575)	–	(28)	(69)	(110)	(33)	–	(40,177)
December 31, 2021	(5,543,209)	(115,601,703)	(4,253,483)	(777,003)	(2,165,903)	(7,397,072)	(2,848,252)	–	(138,586,625)
Depreciation of the year	(211,805)	(16,063,925)	(282,414)	(93,462)	(210,362)	(495,891)	(221,854)	–	(17,579,713)
Retirements	252,367	3,520,999	–	70,413	406,901	215,279	182,517	–	4,648,476
Transfers investment property	993,973	–	–	–	–	–	–	–	993,973
Effect of translation	2,248	118,584	–	36	82	784	47	–	121,781
December 31, 2022	**Ps. (4,506,426)**	**Ps. (128,026,045)**	**Ps. (4,535,897)**	**Ps. (800,016)**	**Ps. (1,969,282)**	**Ps. (7,676,900)**	**Ps. (2,887,542)**	**Ps. –**	**Ps. (150,402,108)**
Carrying amount:									
January 1, 2021	Ps. 9,579,153	Ps. 54,013,318	Ps. 2,055,025	Ps. 545,329	Ps. 1,090,966	Ps. 2,092,070	Ps. 1,032,096	Ps. 12,873,670	Ps. 83,281,627
December 31, 2021	Ps. 9,659,391	Ps. 57,193,503	Ps. 1,772,611	Ps. 521,800	Ps. 1,242,004	Ps. 2,117,027	Ps. 880,244	Ps. 14,535,546	Ps. 87,922,126
December 31, 2022	**Ps. 6,953,161**	**Ps. 58,524,011**	**Ps. 1,490,197**	**Ps. 414,411**	**Ps. 1,057,465**	**Ps. 1,564,859**	**Ps. 661,518**	**Ps. 11,570,777**	**Ps. 82,236,399**

[1] Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21. Depreciation charged to income for the year ended December 31, 2022 and 2021, was Ps.17,579,713 and Ps.17,730,550, respectively, which included Ps.73,473 and Ps.884,103, corresponding to the depreciation of discontinued operations, respectively.

Property, plant and equipment include the following carrying amounts of technical equipment leased to subscribers in the Cable and Sky segments as of December 31, 2022 and 2021:

	2022	2021
Subscriber leased set-top equipment	Ps. 54,493,281	Ps. 47,813,940
Accumulated depreciation	(34,231,392)	(30,316,415)
	Ps. 20,261,889	Ps. 17,497,525

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Grupo Televisa, S.A.B. and Subsidiaries

Property, plant and equipment include the following carrying amounts of dismantling costs (technical equipment) related to incurred obligations in the Cable segment as of December 31, 2022 and 2021:

		2022		2021
Dismantling costs	Ps.	1,133,071	Ps.	937,767
Accumulated depreciation		(522,651)		(433,426)
	Ps.	610,420	Ps.	504,341

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some buildings and land to TelevisaUnivision under operating lease agreements. These operating lease agreements contain initial non-cancellable periods between 7 and 19 years. Subsequent renewals are negotiated with the lessee and average renewal periods are of five years. The leased buildings and land are in Mexico City and include the Group's *San Angel and Chapultepec* facilities and part of the Company's headquarters. These properties are classified as investment properties in accordance with IFRS Standards given that such properties are held by the Group primarily to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business (see Note 3).

Changes in the carrying amount of investment property for the year ended December 31, 2022, are as follows:

		Buildings and Land
Cost:		
Reclassification from property, plant and equipment in the first quarter of 2022	Ps.	3,867,138
December 31, 2022	**Ps.**	**3,867,138**
Accumulated depreciation:		
Reclassification from property, plant and equipment in the first quarter of 2022		(910,264)
Depreciation of the period		(83,709)
December 31, 2022	**Ps.**	**(993,973)**
Carrying amount:		
December 31, 2022	**Ps.**	**2,873,165**

Depreciation charges are presented in Note 21.

As of December 31, 2022, the fair value of the Group's investment property amounted to Ps.8,837,686, as measured by an independent appraiser who holds a recognized and relevant professional qualification and experience in the investment property being valued.

Net lease income from investment property, net of direct operating expenses amounted to Ps.311,343, for the year ended December 31, 2022, and was accounted for as a reduction of the Group's corporate expense included in administrative expenses (see Note 21).

A maturity analysis of undiscounted lease payments to be received by the Group as of December 31, 2022 for buildings and land subject to operating leases is presented as follows (Thousands of U.S. dollars):

Year		Undiscounted Lease Payments
2023	U.S.$	22,037
2024		22,037
2025		22,037
2026		22,037
2027		22,037
Thereafter		310,981

39

Grupo Televisa, S.A.B. and Subsidiaries

12. Right-of-use Assets, Net

Changes in the carrying amounts of right-of-use assets for the years ended December 31, 2022 and 2021, are as follows:

	Buildings	Satellite Transponders	Technical Equipment	Computer Equipment	Others	Total
Cost:						
January 1, 2021	Ps. 5,464,584	Ps. 4,275,619	Ps. 1,883,982	Ps. –	Ps. 231,138	Ps. 11,855,323
Additions	1,166,607	–	115,591	437,361	154,159	1,873,718
Retirements	(342,237)	–	–	–	(63,837)	(406,074)
Effect of translation	270	–	–	–	–	270
December 31, 2021	Ps. 6,289,224	Ps. 4,275,619	Ps. 1,999,573	Ps. 437,361	Ps. 321,460	Ps. 13,323,237
Additions	**797,811**	–	**99,209**	**56,332**	**71,759**	**1,025,111**
Retirements	**(1,147,014)**	–	–	**(375,045)**	**137,786**	**(1,384,273)**
Effect of translation	**(561)**	–	–	–	–	**(561)**
December 31, 2022	**Ps. 5,939,460**	**Ps. 4,275,619**	**Ps. 2,098,782**	**Ps. 118,648**	**Ps. 531,005**	**Ps. 12,963,514**
Accumulated depreciation:						
January 1, 2021	Ps. (1,176,679)	Ps. (2,351,590)	Ps. (988,266)	Ps. –	Ps. (126,623)	Ps. (4,643,158)
Depreciation of the year	(611,120)	(285,042)	(132,862)	(83,342)	(35,682)	(1,148,048)
Retirements	72,065	–	352	–	223	72,640
Effect of translation	(104)	–	–	–	–	(104)
December 31, 2021	Ps. (1,715,838)	Ps. (2,636,632)	Ps. (1,120,776)	Ps. (83,342)	Ps. (162,082)	Ps. (5,718,670)
Depreciation of the year	**(610,652)**	**(285,041)**	**(135,527)**	**(35,986)**	**(89,808)**	**(1,157,014)**
Retirements	**513,267**	–	**335**	**82,289**	**(13,787)**	**582,104**
Effect of translation	**364**	–	–	–	–	**364**
December 31, 2022	**Ps. (1,812,859)**	**Ps. (2,921,673)**	**Ps. (1,255,968)**	**Ps. (37,039)**	**Ps. (265,677)**	**Ps. (6,293,216)**
Carrying amount:						
January 1, 2021	Ps. 4,287,905	Ps. 1,924,029	Ps. 895,716	Ps. –	Ps. 104,515	Ps. 7,212,165
December 31, 2021	Ps. 4,573,386	Ps. 1,638,987	Ps. 878,797	Ps. 354,019	Ps. 159,378	Ps. 7,604,567
December 31, 2022	**Ps. 4,126,601**	**Ps. 1,353,946**	**Ps. 842,814**	**Ps. 81,609**	**Ps. 265,328**	**Ps. 6,670,298**

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2022 and 2021, was Ps.1,157,014 and Ps.1,148,048, respectively, which included Ps.16,978 and Ps.84,310, corresponding to the depreciation of discontinued operations, respectively.

13. Intangible Assets and Goodwill, Net

As of December 31, 2022 and 2021, intangible assets and goodwill are summarized as follows:

	2022			2021		
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets and goodwill with indefinite useful lives:						
Trademarks	Ps. 32,828	Ps. –	Ps. 32,828	Ps. 35,242	Ps. –	Ps. 35,242
Concessions	15,166,067	–	15,166,067	15,166,067	–	15,166,067
Goodwill	13,904,998	–	13,904,998	14,036,657	–	14,036,657
	29,103,893	–	29,103,893	29,237,966	–	29,237,966
Intangible assets with finite useful lives:						
Trademarks	2,227,096	(2,115,570)	111,526	2,227,096	(2,043,442)	183,654
Concessions	–	–	–	553,505	(553,505)	–
Licenses and software	15,111,644	(10,952,399)	4,159,245	14,831,874	(9,672,946)	5,158,928
Subscriber lists	8,791,701	(7,874,480)	917,221	8,806,951	(7,574,668)	1,232,283
Payments for renewal of concessions	5,824,365	(287,668)	5,536,697	5,825,559	–	5,825,559
Other intangible assets	6,252,593	(4,957,588)	1,295,005	5,446,636	(4,829,145)	617,491
	38,207,399	(26,187,705)	12,019,694	37,691,621	(24,673,706)	13,017,915
	Ps. 67,311,292	Ps. (26,187,705)	Ps. 41,123,587	Ps. 66,929,587	Ps. (24,673,706)	Ps. 42,255,881

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Grupo Televisa, S.A.B. and Subsidiaries

Changes in intangible assets and goodwill with indefinite useful lives in 2022 and 2021, were as follows:

2022	Trademarks	Concessions	Goodwill	Total
Cost:				
Balance at beginning of period	Ps. 35,242	Ps. 15,166,067	Ps. 14,036,657	Ps. 29,237,966
Retirements	(2,429)	–	(131,659)	(134,088)
Effect of translation	15	–	–	15
Balance at end of period	Ps. 32,828	Ps. 15,166,067	Ps. 13,904,998	Ps. 29,103,893

2021	Trademarks	Concessions	Goodwill	Total
Cost:				
Balance at beginning of period	Ps. 35,242	Ps. 15,166,067	Ps. 14,113,626	Ps. 29,314,935
Impairment adjustments	–	–	(76,969)	(76,969)
Balance at end of period	Ps. 35,242	Ps. 15,166,067	Ps. 14,036,657	Ps. 29,237,966

Changes in intangible assets with finite useful lives in 2022 and 2021, were as follows:

2022	Trademarks	Concessions	Licenses and Software	Subscriber Lists	Payments for Renewal of Concessions	Other Intangible Assets	Total
Cost:							
Balance at beginning of period	Ps. 2,227,096	Ps. 553,505	Ps. 14,831,874	Ps. 8,806,951	Ps. 5,825,559	Ps. 5,446,636	Ps. 37,691,621
Additions	–	–	965,046	–	–	842,137	1,807,183
Transfers from property, plant and equipment	–	–	502,017	–	–	–	502,017
Retirements and impairment adjustments	–	(553,505)	(1,206,643)	(10,386)	(1,194)	(118)	(1,771,846)
Transfers and reclassifications	–	–	35,921	–	–	(35,921)	–
Effect of translation	–	–	(16,571)	(4,864)	–	(141)	(21,576)
Balance at end of period	2,227,096	–	15,111,644	8,791,701	5,824,365	6,252,593	38,207,399
Accumulated amortization:							
Balance at beginning of period	(2,043,442)	(553,505)	(9,672,946)	(7,574,668)	–	(4,829,145)	(24,673,706)
Amortization of the year	(72,128)	–	(1,640,543)	(315,062)	(287,668)	(103,469)	(2,418,870)
Other amortization of the year [(1)]	–	–	–	–	–	(353,232)	(353,232)
Retirements and impairment adjustments	–	553,505	610,038	10,386	–	63,074	1,237,003
Transfers and reclassifications	–	–	(264,968)	–	–	264,968	–
Effect of translation	–	–	16,020	4,864	–	216	21,100
Balance at end of period	(2,115,570)	–	(10,952,399)	(7,874,480)	(287,668)	(4,957,588)	(26,187,705)
	Ps. 111,526	Ps. –	Ps. 4,159,245	Ps. 917,221	Ps. 5,536,697	Ps. 1,295,005	Ps. 12,019,694

41

Grupo Televisa, S.A.B. and Subsidiaries

	2021						
	Trademarks	Concessions	Licenses and Software	Subscriber Lists	Payments for Renewal of Concessions	Other Intangible Assets	Total
Cost:							
Balance at beginning of period	Ps. 2,227,096	Ps. 553,505	Ps. 13,139,480	Ps. 8,804,334	Ps. 5,825,559	Ps. 5,169,795	Ps. 35,719,769
Additions	–	–	1,599,671	–	–	299,793	1,899,464
Transfers from property, plant and equipment	–	–	609,974	–	–	(62,034)	547,940
Retirements and impairment adjustments	–	–	(643,888)	–	–	–	(643,888)
Transfers and reclassifications	–	–	117,716	–	–	39,278	156,994
Effect of translation	–	–	8,921	2,617	–	(196)	11,342
Balance at end of period	2,227,096	553,505	14,831,874	8,806,951	5,825,559	5,446,636	37,691,621
Accumulated amortization:							
Balance at beginning of period	(1,971,314)	(442,804)	(8,446,906)	(7,258,070)	–	(4,191,392)	(22,310,486)
Amortization of the year	(72,128)	(110,701)	(1,741,517)	(313,981)	–	(301,444)	(2,539,771)
Other amortization of the year (1)	–	–	–	–	–	(329,144)	(329,144)
Retirements and impairment adjustments	–	–	516,045	–	–	–	516,045
Effect of translation	–	–	(568)	(2,617)	–	(7,165)	(10,350)
Balance at end of period	(2,043,442)	(553,505)	(9,672,946)	(7,574,668)	–	(4,829,145)	(24,673,706)
	Ps. 183,654	Ps. –	Ps. 5,158,928	Ps. 1,232,283	Ps. 5,825,559	Ps. 617,491	Ps. 13,017,915

(1) Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of revenues.

Amortization charges are presented in Note 21. Amortization charged to income for the years ended December 31, 2022 and 2021, was Ps.2,418,870 and Ps.2,539,771, respectively, which included Ps.31,423 and Ps.396,654, corresponding to the amortization of discontinued operations, respectively. Additional amortization charged to income for the years ended December 31, 2022 and 2021, was Ps.353,232 and Ps.329,144, respectively, primarily in connection with amortization of soccer player rights.

The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the year ended December 31, 2022 and 2021, were as follows:

	Balance as of January 1, 2022	Acquisitions	Retirements	Foreign Currency Translation Adjustments	Impairment Adjustments	Transfers	Balance as of December 31, 2022
Goodwill:							
Cable	Ps. 13,794,684	Ps. –	Ps. –	Ps. –	Ps. –	Ps. –	**Ps. 13,794,684**
Other Businesses (1)	241,973	–	(131,659)	–	–	–	**110,314**
	Ps. 14,036,657	Ps. –	Ps. (131,659)	Ps. –	Ps. –	Ps. –	**Ps. 13,904,998**
Indefinite-lived trademarks (see Note 3):							
Cable	Ps. 32,813	Ps. –	Ps. –	Ps. 15	Ps. –	Ps. –	**Ps. 32,828**
Other Businesses	2,429	–	(2,429)	–	–	–	**–**
	Ps. 35,242	Ps. –	Ps. (2,429)	Ps. 15	Ps. –	Ps. –	**Ps. 32,828**
Indefinite-lived concessions (see Note 3):							
Cable	Ps. 15,070,025	Ps. –	Ps. –	Ps. –	Ps. –	Ps. –	**Ps. 15,070,025**
Sky	96,042	–	–	–	–	–	**96,042**
	Ps. 15,166,067	Ps. –	Ps. –	Ps. –	Ps. –	Ps. –	**Ps. 15,166,067**

(1) Through January 31, 2022, this goodwill was part of the Group's former Content business.

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Grupo Televisa, S.A.B. and Subsidiaries

	Balance as of January 1, 2021	Acquisitions	Retirements	Foreign Currency Translation Adjustments	Impairment Adjustments	Transfers	Balance as of December 31, 2021
Goodwill:							
Cable	Ps. 13,794,684	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 13,794,684
Content	241,973	—	—	—	—	—	241,973
Other Businesses	76,969	—	—	—	(76,969)	—	—
	Ps. 14,113,626	Ps. —	Ps. —	Ps. —	Ps. (76,969)	Ps. —	Ps. 14,036,657
Indefinite-lived trademarks (see Note 3):							
Cable	Ps. 32,813	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 32,813
Other Businesses	2,429	—	—	—	—	—	2,429
	Ps. 35,242	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 35,242
Indefinite-lived concessions (see Note 3):							
Cable	Ps. 15,070,025	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 15,070,025
Sky	96,042	—	—	—	—	—	96,042
	Ps. 15,166,067	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 15,166,067

During the second half of 2020, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying amounts and recorded an aggregate impairment charge in connection with trademarks of Ps.40,803, in other expense, net, in the consolidated statement of income for the year ended December 31, 2020 (see Note 22).

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2022, were as follows (see Note 15):

	Cable	
	Minimum	Maximum
Value in use calculations:		
Long-term growth rate	**4.90%**	**4.90%**
Discount rate	**11.50%**	**12.30%**
Pre-tax discount rate	**13.20%**	**15.30%**
Fair value calculations:		
Multiple of sales	**2.0**	**2.9**
Multiple of EBITDA (as defined)	**5.5**	**7.1**

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2021, were as follows (see Note 15):

	Cable	
	Minimum	Maximum
Value in use calculations:		
Long-term growth rate	4.00%	4.00%
Discount rate	10.00%	10.60%
Pre-tax discount rate	13.66%	16.50%
Fair value calculations:		
Multiple of sales	2.2	3.3
Multiple of EBITDA (as defined)	6.8	7.9

Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount to exceed in 2022 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 1.2% increase in the discount rate (equivalent to a 120 basis point change) or a 1.6% decrease in the long term growth rate (equivalent to a 160 basis point change).

As described in Note 2 (l), in 2015, the Company's management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group's Cable segment.

In the fourth quarter of 2017, the Company's management reviewed the useful life of certain Group's television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ended December 31, 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2021 and 2020.

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Grupo Televisa, S.A.B. and Subsidiaries

14. Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2022 and 2021, were as follows:

	2022					2021
	Effective Interest Rate	Interest Payable	Principal	Finance Costs	Principal, net of Finance Costs	Principal, net of Finance Costs
U.S. dollar Senior Notes:						
6.625% Senior Notes due 2025 [1]	7.60%	Ps. 85,939	Ps. 5,188,796	Ps. (46,107)	**Ps. 5,142,689**	Ps. 12,177,355
4.625% Senior Notes due 2026 [1]	5.03%	135,115	5,842,800	(14,489)	**5,828,311**	6,131,473
8.5% Senior Notes due 2032 [1]	9.00%	151,751	5,842,800	(16,337)	**5,826,463**	6,132,826
6.625% Senior Notes due 2040 [1]	7.05%	352,678	11,685,600	(107,746)	**11,577,854**	12,187,745
5% Senior Notes due 2045 [1]	5.39%	125,097	17,321,136	(323,875)	**16,997,261**	20,107,046
6.125% Senior Notes due 2046 [1]	6.47%	536,807	17,528,400	(109,710)	**17,418,690**	18,338,293
5.250% Senior Notes due 2049 [1]	5.59%	71,798	13,675,853	(273,503)	**13,402,350**	15,093,468
Total U.S. dollar debt		1,459,185	77,085,385	(891,767)	**76,193,618**	90,168,206
Mexican peso debt:						
8.79% Notes due 2027 [2]	8.84%	97,789	4,500,000	(11,403)	**4,488,597**	4,486,238
8.49% Senior Notes due 2037 [1]	8.94%	48,818	4,500,000	(10,453)	**4,489,547**	4,488,822
7.25% Senior Notes due 2043 [1]	7.92%	52,361	6,500,000	(48,355)	**6,451,645**	6,449,277
Bank loans [3]	11.57%	77,003	10,000,000	(32,757)	**9,967,243**	15,939,483
Bank loans (Sky) [4]	10.17%	25,913	3,650,000	—	**3,650,000**	3,650,000
Bank loans (TVI) [5]		—	—	—	**—**	610,116
Total Mexican peso debt		301,884	29,150,000	(102,968)	**29,047,032**	35,623,936
Total debt [6]		1,761,069	106,235,385	(994,735)	**105,240,650**	125,792,142
Less: Current portion of long-term debt		1,761,069	1,000,000	—	**1,000,000**	4,106,432
Long-term debt, net of current portion		Ps. —	Ps.105,235,385	Ps. (994,735)	**Ps.104,240,650**	Ps. 121,685,710

	2022	2021
Lease liabilities:		
Satellite transponder lease agreement [7]	**Ps. 2,807,184**	Ps. 3,457,524
Other lease agreement [8]	**608,250**	689,483
Lease liabilities [9]	**4,953,638**	5,533,552
Total lease liabilities	**8,369,072**	9,680,559
Less: Current portion	**1,373,233**	1,478,382
Lease liabilities, net of current portion	**Ps. 6,995,839**	Ps. 8,202,177

(1) The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,958 million as of December 31, 2022 and Ps.11,000,000 as of December 31, 2022 and 2021, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" or "CNBV"). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date (see Note 23).

(2) In 2017, the Company issued Notes ("Certificados Bursátiles") due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3) In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with interest payable on a monthly basis at a rate of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities in 2022 and 2023. In February and March 2022, the Company prepaid these outstanding long-term loans in the aggregate principal amount of Ps.6,000,000 and paid related accrued interest in the aggregate amount of Ps.37,057. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company's indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group's net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

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(4) In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included a principal amount prepayment of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750,365, which included a principal amount prepayment of Ps.1,750,000, and related accrued interest in the amount of Ps.365. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215% and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions (see Note 30).

(5) As of December 31, 2021, included an outstanding balance in the aggregate principal amount of Ps.610,404, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest payable on a monthly basis at an annual rate of TIIE plus a range between 100 and 125 basis points. In the second quarter of 2022, TVI repaid all of its outstanding indebtedness at maturity including a principal amount of Ps.549,781 and related accrued interest in the amount of Ps.3,569.

(6) Principal amount of total debt as of December 31, 2021, is presented net of unamortized finance costs in the aggregate amount of Ps.1,207,057.

(7) In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. ("Intelsat") by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12).

(8) Lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20).

(9) Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 *Leases*, in the aggregate amount of Ps.4,953,638 and Ps.5,533,552, as of December 31, 2022 and 2021, respectively. These lease liabilities have terms which expired or will expire at various dates between 2021 and 2051.

As of December 31, 2022 and 2021, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group's investment in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (hedged items), were as follows (see Notes 2 (e) and 4):

	December 31, 2022				December 31, 2021			
Hedged Items		Millions of U.S. Dollars		Thousands of Mexican Pesos		Millions of U.S. Dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision (formerly known as UH II) (net investment hedge)	U.S.$	2,538.8	Ps.	49,446,349	U.S.$	1,254.5	Ps.	25,721,539
Open-Ended Fund (foreign currency fair value hedge)		39.7		773,209		46.1		945,176
Total	U.S.$	2,578.5	Ps.	50,219,558	U.S.$	1,300.6	Ps.	26,666,715

The foreign exchange gain or loss derived from the Company's U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2022 and 2021, is analyzed as follows (see Notes 9 and 23):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		Year Ended December 31, 2022		Year Ended December 31,2021
Recognized in:				
Comprehensive gain (loss)	Ps.	3,375,804	Ps.	(604,856)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	3,375,804	Ps.	(604,856)
Offset against:				
Foreign currency translation (loss) gain derived from the hedged net investment in shares of TelevisaUnivision (formerly known as UH II)	Ps.	(3,261,758)	Ps.	505,183
Foreign exchange (loss) gain derived from the hedged Open-Ended Fund		(114,046)		99,673
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(3,375,804)	Ps.	604,856

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2022, are as follows:

		Nominal		Unamortized Finance Costs
2023	Ps.	1,000,000	Ps.	–
2024		10,000,000		32,757
2025		5,188,796		46,107
2026		8,492,800		14,489
2027		4,500,000		11,403
Thereafter		77,053,789		889,979
	Ps.	106,235,385	Ps.	994,735

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Grupo Televisa, S.A.B. and Subsidiaries

Future minimum payments under lease liabilities for the years subsequent to December 31, 2022, are as follows:

2023	Ps.	2,014,656
2024		2,047,781
2025		1,948,773
2026		1,870,879
2027		1,614,579
Thereafter		2,006,597
		11,503,265
Less: Amount representing interest		(3,134,193)
	Ps.	8,369,072

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group's consolidated statement of cash flows for the year ended December 31, 2022 and 2021, is as follows:

		Cash Flow		Non-Cash Changes				
	Balance as of January 1, 2022	New Debt	Payments	Discontinued operation	New Debt and Leases	Foreign Exchange Income	Interest	Balance as of December 31, 2022
Debt	Ps. 126,999,199	Ps. –	Ps. (16,709,984)	Ps. –	Ps. –	Ps. (4,053,830)	Ps. –	Ps. **106,235,385**
Satellite transponder lease agreement	3,457,524	–	(494,021)	–	–	(156,319)	–	**2,807,184**
Other lease agreement	689,483	–	(205,242)	–	99,545	–	24,464	**608,250**
Lease liabilities	5,533,552	–	(991,048)	(485,362)	490,987	(23,498)	429,007	**4,953,638**
Total debt and lease liabilities	Ps. 136,679,758	Ps. –	Ps. (18,400,295)	Ps. (485,362)	Ps. 590,532	Ps. (4,233,647)	Ps. 453,471	**Ps. 114,604,457**

		Cash Flow		Non-Cash Changes			
	Balance as of January 1, 2021	New Debt	Payments	New Debt and Leases	Foreign Exchange Income	Interest	Balance as of December 31, 2021
Debt	Ps. 123,877,278	Ps. 2,650,000	Ps. (1,992,489)	Ps. –	Ps. 2,464,410	Ps. –	Ps. 126,999,199
Satellite transponder lease agreement	3,818,559	–	(460,210)	–	99,175	–	3,457,524
Other lease agreement	728,500	115,943	(186,317)	–	–	31,357	689,483
Lease liabilities	4,745,292	–	(1,082,226)	1,424,507	–	445,979	5,533,552
Total debt and lease liabilities	Ps. 133,169,629	Ps. 2,765,943	Ps. (3,721,242)	Ps. 1,424,507	Ps. 2,563,585	Ps. 477,336	Ps. 136,679,758

Credit Facility

During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds might be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread over the 28-day TIIE rate depending on the Group's net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group's cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. This credit facility remained unused through its maturity in the first quarter of 2022.

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. As of December 31, 2022, this credit facility remained unused. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios.

46

Grupo Televisa, S.A.B. and Subsidiaries

15. Financial Instruments

The Group's financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts and notes receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 14), has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group's non-derivative financial instruments as of December 31, 2022 and 2021, were as follows:

	2022		2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	Ps. 51,130,992	Ps. 51,130,992	Ps. 25,828,215	Ps. 25,828,215
Trade notes and accounts receivable, net	8,457,302	8,457,302	13,093,011	13,093,011
Long-term loan and interest receivable from GTAC (see Note 10)	853,163	857,006	755,973	760,143
Open-Ended Fund (see Note 9)	773,209	773,209	945,176	945,176
Publicly traded equity instruments (see Note 9)	2,611,053	2,611,053	3,517,711	3,517,711
Other equity instruments (see Note 9)	—	—	1,607,969	1,607,969
Liabilities:				
Senior Notes due 2025, 2032 and 2040	Ps. 22,717,196	Ps. 24,313,064	Ps. 30,754,650	Ps. 39,592,552
Senior Notes due 2045	17,321,136	14,975,508	20,503,100	24,205,140
Senior Notes due 2037 and 2043	11,000,000	8,087,840	11,000,000	8,722,100
Senior Notes due 2026 and 2046	23,371,200	23,287,882	24,603,720	31,714,380
Senior Notes due 2049	13,675,853	12,199,681	15,377,325	19,307,154
Notes due 2027	4,500,000	4,238,640	4,500,000	4,509,405
Long-term loans payable to Mexican banks	13,650,000	13,775,125	20,260,404	20,417,854
Lease liabilities	8,369,072	8,497,104	9,680,559	9,830,878

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group's derivative financial instruments as of December 31, 2022 and 2021, were as follows:

December 31, 2022: Derivative Financial Instruments	Carrying Amount	Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:			
Derivatives recorded as accounting hedges (cash flow hedges):			
Interest rate swaps (f)	Ps. 11,237	Ps. 2,500,000	February 2023
Interest rate swaps (h)	532,344	Ps. 10,000,000	June 2024
Total assets	Ps. 543,581		
Liabilities:			
Derivatives not recorded as accounting hedges:			
TVI's forwards (i)	Ps. 7,650	U.S.$ 27,963	January through June 2023
Empresas Cablevisión's forwards (j)	12,047	U.S.$ 38,649	January through June 2023
Sky's forwards (k)	16,903	U.S.$ 58,000	January through June 2023
Forwards (l)	34,801	U.S.$ 113,388	January through June 2023
Total liabilities	Ps. 71,401		

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Grupo Televisa, S.A.B. and Subsidiaries

December 31,2021: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Assets:					
Derivatives recorded as accounting hedges (cash flow hedges):					
TVI's interest rate swap [a]	Ps.	127	Ps.	87,600	May 2022
Interest rate swaps [b]		133,197	Ps.	10,000,000	June 2024
Total assets	Ps.	133,324			
Liabilities:					
Derivatives recorded as accounting hedges (cash flow hedges):					
TVI's interest rate swaps [c]	Ps.	2,015	Ps.	522,804	April 2022
Interest rate swaps [d]		9,749	Ps.	2,000,000	October 2022
Interest rate swaps [e]		7,243	Ps.	1,500,000	October 2022
Interest rate swaps [f]		23,798	Ps.	2,500,000	February 2023
Forwards [g]		35,524	U.S.$	67,125	January 2022 through March 2022
Derivatives not recorded as accounting hedges:					
Interest rate swaps [h]		2,943	Ps.	9,385,347	March 2022
TVI's forwards [i]		10,057	U.S.$	12,600	January 2022 through February 2022
Empresas Cablevisión's forwards [j]		11,006	U.S.$	13,820	January 2022 through February 2022
Sky's forwards [k]		14,054	U.S.$	15,000	February 2022
Forwards [l]		56,496	U.S.$	57,620	January 2022 through February 2022
Total liabilities	Ps.	172,885			

(a) TVI has entered into several derivative transaction agreements (interest rate swaps) with two financial institutions from August 2013 through May 2022 to hedge the variable interest rate exposure resulting from Mexican peso loans of a total principal amount of Ps.87,600 as of December 31, 2021. Under these agreements, the Company received monthly payments based on aggregate notional amounts of Ps.87,600 and made payments based on the same notional amount at an annual weighted average fixed rate of 5.585%. TVI has recognized the change in fair value of this transaction as an accounting hedge and recorded a loss of Ps.57,843 and Ps.58,847 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In the years ended as of December 31, 2022 and 2021, TVI recorded a gain (loss) of Ps.145 and Ps.(1,118), respectively, in consolidated other finance income or expense.

(b) In June and July 2019 and October 2020, the Company entered into derivative transaction agreements (interest rate swaps) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 as of December 31, 2022 and 2021. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 as of December 31, 2022 and 2021, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative or income of Ps.507,663 in other comprehensive income or loss as of December 31, 2022. In 2022, the Company recorded a gain of Ps.56,253 in consolidated other finance income or expense.

(c) In March and April 2017, TVI entered into several derivative transaction agreements (interest rate swaps) with two financial institutions through April 2022 to hedge the variable interest rate exposure resulting from Mexican peso loan of a total principal amount of Ps.522,804 as of December 31, 2021. Under these agreements, the Company received monthly payments based on aggregate notional amounts of Ps.522,804 as of December 31, 2021, at an annual variable rate of 28-days TIIE and made monthly payments based on the same notional amounts at an annual weighted average fixed rate of 7.2663%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a loss of Ps.1,131 and Ps.2,015 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. TVI recorded a loss of Ps.1,961 and Ps.17,501 for this transaction agreement in consolidated other finance income or expense as of December 31, 2022 and 2021, respectively.

(d) In November 2017, the Company entered into derivative transaction agreements (interest rate swaps) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,000,000. Under this transaction, the Company received monthly payments based on an aggregate notional amount of Ps.2,000,000, at an annual variable rate of 28 days of TIIE and made monthly payments based on the same notional amount at an annual fixed rate of 7.3275%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.9,031 and Ps.9,031 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In 2022 and 2021, the Company recorded a loss of Ps.3,874 and Ps.56,263, respectively, in consolidated other finance income or expense.

(e) In November and December 2017, the Company entered into derivative transaction agreements (interest rate swaps) through October 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.1,500,000. Under this transaction, the Company received monthly payments based on an aggregate notional amount of Ps.1,500,000, at an annual variable rate of 28 days of TIIE and made monthly payments based on the same notional amount at an annual fixed rate of 7.35%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.6,697 and Ps.6,697 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In 2022, the Company recorded a loss of Ps.457 in consolidated other finance income or expense.

(f) In January 2018, the Company entered into derivative transaction agreements (interest rate swaps) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company receives monthly payments based on aggregate notional amount of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.19,612 and Ps.19,612 in other comprehensive income or loss as of December 31, 2022 and 2021, respectively. In 2022, the Company recorded a gain of Ps.387 in consolidated other finance income or expense.

(g) As of December 31, 2021, the Company had entered into derivative contracts of foreign currency (forwards) to fix the exchange rate for the purchase of U.S.$67.1 million, at an average exchange rate of Ps.21.1433. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.35,524 for this transaction agreement in other comprehensive income or loss as of December 31, 2021. In 2022 and 2021, the Company recorded a loss of Ps.31,850 and Ps.725,209 in consolidated other finance income or expense, respectively.

(h) In March 2020, the Company entered into derivative transaction agreements (interest rate swaps) through March 2022, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.9,385,347. Under this transaction, the Company received monthly payments based on aggregate notional amounts of Ps.9,385,347, at an annual variable rate of 28 days of TIIE, and made monthly payments based on the same notional amount at an annual fixed rate of 6.0246%. In 2022 and 2021, the Company recorded a gain of Ps.341 and Ps.62,679 in consolidated other finance income or expense, respectively.

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Grupo Televisa, S.A.B. and Subsidiaries

(i) As of December 31, 2022, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$28.0 million at an average rate of Ps.20.0975. As a result of the change in fair value of these agreements in the year ended December 31, 2022, the Company recorded a loss of Ps.13,269 in consolidated other finance income or expense.

(j) As of December 31, 2022, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$38.6 million at an average rate of Ps.20.1365. As a result of the change in fair value of these agreements in the year ended December 31, 2022, the Company recorded a loss of Ps.18,396 in consolidated other finance income or expense.

(k) As of December 31, 2022, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$58.0 million at an average rate of Ps.20.1170. As a result of the change in fair value of these agreements in the year ended December 31, 2022, the Company recorded a loss of Ps.31,368 in consolidated other finance income or expense.

(l) As of December 31, 2022 and 2021, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$113.4 million and U.S.$57.6 million at an average rate of Ps.20.1289 and Ps.21.5927, respectively. As a result of the change in fair value of these agreements, in the years ended December 31, 2022 and 2021, the Company recorded a loss of Ps.66,690 and Ps.56,447 in consolidated other finance income or expense, respectively.

Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

All fair value adjustments as of December 31, 2022 and 2021, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group's financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments.

Financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

	Balance as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:				
At FVOCIL:				
Open-Ended Fund	**Ps. 773,209**	Ps. –	Ps. 773,209	Ps. –
Publicly traded equity instruments	**2,611,053**	2,611,053	–	–
Derivative financial instruments	**543,581**	–	543,581	–
Total	**Ps. 3,927,843**	Ps. 2,611,053	Ps. 1,316,790	Ps. –
Liabilities:				
Derivative financial instruments	**Ps. 71,401**	Ps. –	Ps. 71,401	Ps. –
Total	**Ps. 71,401**	Ps. –	Ps. 71,401	Ps. –

	Balance as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Assets:				
At FVOCIL:				
Open-Ended Fund	Ps. 945,176	Ps. –	Ps. 945,176	Ps. –
Publicly traded equity instruments	3,517,711	3,517,711	–	–
Derivative financial instruments	133,324	–	133,324	–
Total	Ps. 4,596,211	Ps. 3,517,711	Ps. 1,078,500	Ps. –
Liabilities:				
Derivative financial instruments	Ps. 172,885	Ps. –	Ps. 172,885	Ps. –
Total	Ps. 172,885	Ps. –	Ps. 172,885	Ps. –

Non-current Financial Assets

Investments in debt securities or with readily determinable fair values, are classified as non-current investments in financial instruments, and are recorded at fair value with unrealized gains and losses included in consolidated stockholders' equity as accumulated other comprehensive result.

Non-current financial assets are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3, depending on the observability of the significant inputs.

Open-Ended Fund

The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9).

49

Grupo Televisa, S.A.B. and Subsidiaries 50 UHI Warrants On December 29, 2020, the Group exercised all of its remaining warrants for common shares of UHI to increase its equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Note 10). The Group determined the fair value of its investment in warrants as of December 29, 2020, by using the income approach based on post-tax discounted cash flows. The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. The Group’s estimates for market growth were based on historical data, various internal estimates and observable external sources when available and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants were classified as Level 3. Additionally, the Group determined the fair value of its investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involved the use of significant estimates and assumptions. The assumptions used as of December 29, 2020, included the UHI stock´s spot price of U.S.$190 per share on a fully-diluted, as–converted basis, and the UHI stock’s expected volatility of 64%. Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3 The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRS Standards. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets. Sensitivity analysis is performed on the Group’s investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by the Corporate Finance Department of the Company. Derivative Financial Instruments Derivative financial instruments include swaps, forwards and options (see Notes 2 (w), 4 and 15). The Group’s derivative portfolio is entirely over-the-counter (“OTC”). The Group’s derivatives are valued using industry standard valuation models; projecting future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2. Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis The majority of the Group’s non-financial instruments, which include the investment in shares of TelevisaUnivision (formerly known as UH II), goodwill, intangible assets, inventories, transmission rights and programming, property, plant and equipment and right-of-use assets are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that, the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount. The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group’s reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying amount. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach. Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.

Grupo Televisa, S.A.B. and Subsidiaries

16. Post-employment Benefits

Certain companies in the Group have collective bargaining contracts which include defined benefit pension plans and other retirement benefits for some of their employees. Additionally, the Group has defined benefit pension plans for certain eligible executives and employees. All pension benefits are based on salary and years of service rendered.

Under the provisions of the Mexican Labor Law, seniority premiums are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement.

Post-employment benefits are actuarially determined by using nominal assumptions and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65.

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2022	2021
Discount rate	10.2%	7.8%
Salary increase	5.2%	5.0%
Inflation rate	3.7%	3.5%

Had the discount rate of 10.2% used by the Group in 2022 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,314,138 as of December 31, 2022.

Had the discount rate of 7.8% used by the Group in 2021 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.3,308,348 as of December 31, 2021.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2022 and 2021, is presented as follows:

	As of December 31, 2022		
	Pensions	Seniority Premiums	2022
Vested benefit obligations	Ps. 323,414	Ps. 261,857	Ps. 585,271
Unvested benefit obligations	403,549	288,413	691,962
Defined benefit obligations	726,963	550,270	1,277,233
Fair value of plan assets	459,618	46,147	505,765
Underfunded status of the plans	Ps. 267,345	Ps. 504,123	Ps. 771,468
Post-employment benefit liability	Ps. 267,345	Ps. 504,123	Ps. 771,468

	As of December 31, 2021		
	Pensions	Seniority Premiums	2021
Vested benefit obligations	Ps. 560,723	Ps. 335,294	Ps. 896,017
Unvested benefit obligations	1,881,974	406,374	2,288,348
Defined benefit obligations	2,442,697	741,668	3,184,365
Fair value of plan assets	978,892	291,793	1,270,685
Underfunded status of the plans	Ps. 1,463,805	Ps. 449,875	Ps. 1,913,680
Post-employment benefit liability	Ps. 1,463,805	Ps. 449,875	Ps. 1,913,680

The components of net periodic pensions and seniority premiums cost for the years ended December 31, 2022 and 2021 consisted of the following:

	2022	2021
Service cost	Ps. 94,416	Ps. 175,648
Interest cost	99,889	193,313
Prior service cost for plan amendments	(7,070)	(40,124)
Interest on plan assets	(35,846)	(69,546)
Net periodic cost	Ps. 151,389	Ps. 259,291

51

Grupo Televisa, S.A.B. and Subsidiaries

The Group's defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2022 and 2021, associated with post-employment benefits, are presented as follows:

	Pensions	Seniority Premiums	2022	2021
Defined benefit obligations:				
Beginning of year	Ps. 2,442,697	Ps. 741,668	**Ps. 3,184,365**	Ps. 3,276,400
Retirement of discontinued operation	(1,577,973)	(228,740)	**(1,806,713)**	–
Service cost	33,003	61,413	**94,416**	175,648
Interest cost	58,085	41,804	**99,889**	193,313
Benefits paid	(38,552)	(47,658)	**(86,210)**	(222,035)
Remeasurement of post-employment benefit obligations	(148,125)	(53,319)	**(201,444)**	(198,837)
Past service cost	(42,172)	35,102	**(7,070)**	(40,124)
End of year	726,963	550,270	**1,277,233**	3,184,365
Fair value of plan assets:				
Beginning of year	978,892	291,793	**1,270,685**	1,195,749
Retirement of discontinued operation	(493,447)	(202,147)	**(695,594)**	–
Return on plan assets	29,423	6,423	**35,846**	69,546
Contributions	–	–	**–**	6,972
Remeasurement on plan assets	(34,669)	(8,656)	**(43,325)**	80,988
Benefits paid	(20,581)	(41,266)	**(61,847)**	(82,570)
End of year	459,618	46,147	**505,765**	1,270,685
Unfunded status of the plans	Ps. 267,345	Ps. 504,123	**Ps. 771,468**	Ps. 1,913,680

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2022 and 2021, are as follows:

	Pensions	Seniority Premiums	2022	2021
Net post-employment liability at beginning of year	Ps. 1,463,805	Ps. 449,875	**Ps. 1,913,680**	Ps. 2,080,651
Retirement of discontinued operation	(1,084,526)	(26,593)	**(1,111,119)**	–
Net periodic cost	19,493	131,896	**151,389**	259,291
Contributions	–	–	**–**	(6,972)
Remeasurement of post-employment benefits	(113,456)	(44,663)	**(158,119)**	(279,825)
Benefits paid	(17,971)	(6,392)	**(24,363)**	(139,465)
Net post-employment liability at end of year	Ps. 267,345	Ps. 504,123	**Ps. 771,468**	Ps. 1,913,680

The post-employment benefits as of December 31, 2022 and 2021, and remeasurements adjustments for the years ended December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Pensions:		
Defined benefit obligations	**Ps. 726,963**	Ps. 2,442,697
Plan assets	**459,618**	978,892
Unfunded status of plans	**267,345**	1,463,805
Remeasurements adjustments [(1)]	**(113,456)**	(327,898)
Seniority premiums:		
Defined benefit obligations	**Ps. 550,270**	Ps. 741,668
Plan assets	**46,147**	291,793
Unfunded status of plans	**504,123**	449,875
Remeasurements adjustments [(1)]	**(44,663)**	48,073

(1) On defined benefit obligations and plan assets.

52

Grupo Televisa, S.A.B. and Subsidiaries

Pensions and Seniority Premiums Plan Assets

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated "AA" or "AAA" by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments. The Group's target allocation in the foreseeable future is to maintain approximately 30% in equity securities and 70% in fixed rate instruments.

The weighted average asset allocation by asset category as of December 31, 2022 and 2021, was as follows:

	2022	2021
Equity securities (1)	36.1%	32.7%
Fixed rate instruments	63.9%	67.3%
Total	100.0%	100.0%

(1) Included within plan assets at December 31, 2022 and 2021, are shares of the Company held by the trust with a fair value of Ps.23,865 and Ps.119,851, respectively.

The weighted average expected long-term rate of return of plan assets of 10.17% and 7.79% were used in determining net periodic pension cost in 2022 and 2021, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group's plan assets measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Balance as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Common Stocks (1)	Ps. 23,865	Ps. 23,865	Ps. —	Ps. —
Mutual funds (fixed rate instruments) (2)	21,685	21,685	—	—
Money market securities (3)	255,588	255,588	—	—
Other equity securities	145,327	145,327	—	—
Total investment assets	446,465	446,465	—	—
Cash management	59,300	—	—	—
Total investment assets and cash management	Ps. 505,765	Ps. 446,465	Ps. —	Ps. —

	Balance as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Internal Models with Significant Observable Inputs (Level 2)	Internal Models with Significant Unobservable Inputs (Level 3)
Common Stocks (1)	Ps. 119,851	Ps. 119,851	Ps. —	Ps. —
Mutual funds (fixed rate instruments) (2)	115,185	115,185	—	—
Money market securities (3)	726,781	726,781	—	—
Other equity securities	308,868	308,868	—	—
Total investment assets	Ps. 1,270,685	Ps. 1,270,685	Ps. —	Ps. —

(1) Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company's CPOs.

(2) Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.

(3) Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2022 and 2021 and does not expect to make significant contributions to its plan assets in 2023.

The weighted average duration of the defined benefit plans as of December 31, 2022 and 2021, were as follows:

	2022	2021
Seniority Premiums	8.7 years	9.0 years
Pensions	3.8 years	5.1 years

53

Grupo Televisa, S.A.B. and Subsidiaries 54 17. Capital Stock and Long-term Retention Plan Capital Stock The Company has four classes of capital stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, with no par value. The Series “A” Shares and Series “B” Shares are common shares. The Series “D” Shares are limited-voting and preferred dividend shares, with a preference upon liquidation. The Series “L” Shares are limited-voting shares. The Company’s shares are publicly traded in Mexico, primarily in the form of Ordinary Participation Certificates (“CPOs”), each CPO representing 117 shares comprised of 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares; and in the United States in the form of Global Depositary Shares (“GDS”), each GDS representing five CPOs. Non-Mexican holders of CPOs do not have voting rights with respect to the Series “A”, Series “B” and Series “D” Shares. At December 31, 2022, shares of capital stock and CPOs consisted of (in millions): Authorized Repurchased Held by a and by the Company’s Issued (1) Company (2) Trust (3) Outstanding Series “A” Shares 121,073.9 (717.4) (5,606.3) 114,750.2 Series “B” Shares 57,046.9 (631.3) (4,765.9) 51,649.7 Series “D” Shares 87,006.6 (1,004.3) (3,832.4) 82,169.9 Series “L” Shares 87,006.6 (1,004.3) (3,832.4) 82,169.9 Total 352,134.0 (3,357.3) (18,037.0) 330,739.7 Shares in the form of CPOs 290,849.7 (3,357.3) (12,811.0) 274,681.4 Shares not in the form of CPOs 61,284.3 — (5,226.0) 56,058.3 Total 352,134.0 (3,357.3) (18,037.0) 330,739.7 CPOs 2,485.9 (28.7) (109.5) 2,347.7 (1) As of December 31, 2022, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549). (2) In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2022, the Company repurchased 3,357.3 million shares, in the form of 28.7 million CPOs, in the amount of Ps.629,326, in connection with such share repurchase program. In April 2021, the Company’s stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program. (3) Primarily, in connection with the Company’s LTRP described below. A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2022 and 2021, is presented as follows (in millions): Series “A” Series “B” Series “D” Series “L” Shares CPOs Shares Shares Shares Shares Outstanding Outstanding As of January 1, 2021 113,019.2 50,928.5 81,022.4 81,022.4 325,992.5 2,314.9 Forfeited (2) (187.9) (165.4) (263.1) (263.1) (879.5) (7.5) Acquired (2) (429.8) (378.2) (601.7) (601.7) (2,011.4) (17.2) Released (2) 1,683.5 1,078.6 1,716.1 1,716.1 6,194.3 49.0 As of December 31, 2021 114,085.0 51,463.5 81,873.7 81,873.7 329,295.9 2,339.2 Acquired (1) (717.4) (631.3) (1,004.3) (1,004.3) (3,357.3) (28.7) Forfeited (2) (155.5) (136.9) (217.8) (217.8) (728.0) (6.2) Acquired (2) (598.0) (526.3) (837.3) (837.3) (2,798.9) (23.9) Released (2) 2,136.1 1,480.7 2,355.6 2,355.6 8,328.0 67.3 As of December 31, 2022 114,750.2 51,649.7 82,169.9 82,169.9 330,739.7 2,347.7 (1) Repurchased or cancelled by the Company in connection with a share repurchase program. (2) Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s Long-Term Retention Plan described below. Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively. Holders of Series “D” Shares are entitled to receive a preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034412306528 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares nominal Ps.0.00688246130560 per share before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares.

Grupo Televisa, S.A.B. and Subsidiaries

At December 31, 2022, the restated for inflation tax value of the Company's common stock was Ps.60,103,280. In the event of any capital reduction in excess of the tax value of the Company's common stock, such excess will be treated as dividends for income tax purposes (see Note 18).

Long-Term Retention Plan

The Company has adopted a LTRP for the conditional sale of the Company's capital stock to key Group officers and employees under a special purpose trust.

At the Company's annual general ordinary stockholders' meeting held on April 2, 2013, the Company's stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2022, approximately 26.1 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2021 and 2022. Additional sales will continue to take place during or after 2023.

The special purpose trust created to implement the LTRP as of December 31, 2022 had approximately 152.3 million CPOs or CPO equivalents. This figure is net of approximately 4.4 million, 52.9 million and 38.5 million CPOs or CPO equivalents vested in 2020, 2021 and 2022, respectively. Of the 152.3 million CPOs or CPO equivalents approximately 70.7% are in the form of CPOs and the remaining 29.3% are in the form of Series "A", Series "B", Series "D" and Series "L" Shares, not in the form of CPO units. As of December 31, 2022, approximately 86.7 million CPOs or CPO equivalents are held by a company trust and will become vested between 2023 and 2025 at prices ranging from Ps.38.32 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others.

During the year ended December 31, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,798.9 million shares of the Company in the form of 23.9 million CPOs, which were acquired in the amount of Ps.980,410; and (ii) 728.0 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan.

Following the completion of the TelevisaUnivision Transaction, the Board of Directors of the Company approved: (i) to cancel certain sale contracts for 10.8 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) to release 8.0 million CPOs under the corresponding grants to such individuals. The CPOs released under such grants were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.8 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter and second quarter of 2022, respectively.

During the year ended December 31, 2021, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 2,011.4 million shares of the Company in the form of 17.2 million CPOs, which were acquired in the amount of Ps.774,073 and (ii) 879.5 million shares of the Company in the form of 7.5 million CPOs, in connection with forfeited rights under this Plan.

During the years ended December 31, 2021 and 2022, the Company made a funding for acquisition of shares in the aggregate amount of Ps.328,500 and Ps.648,242, respectively, to the trust held for the Company's LTRP.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to certain officers and employees of the Company under the Company's LTRP, based on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan				
Arrangements:					
Year of grant	2018	2019	2020	2021	2022
Number of CPOs or CPOs equivalent granted	32,500	72,558	39,200	38,800	27,500
Contractual life	3.00 years	2.67 years	3.00 years	3.00 years	3.00 years
Assumptions:					
Dividend yield	0.55%	0.82%	1.38%	0.94%	0.92%
Expected volatility (1)	25.38%	30.47%	35.13%	43.74%	45.75%
Risk-free interest rate	7.17%	6.88%	5.74%	5.51%	9.17%
Expected average life of awards	3.00 years	2.67 years	3.00 years	3.00 years	3.00 years

(1) Volatility was determined by reference to historically observed prices of the Company's CPOs.

55

Grupo Televisa, S.A.B. and Subsidiaries

A summary of the stock conditionally sold to employees under the LTRP as of December 31, 2022 and 2021 is presented below (in Mexican pesos and thousands of CPOs):

	2022		2021	
	CPOs or CPOs Equivalent	Weighted-Average Exercise Price	CPOs or CPOs Equivalent	Weighted-Average Exercise Price
Long-Term Retention Plan:				
Outstanding at beginning of year	**176,858**	**31.22**	160,365	39.36
Conditionally sold	**27,500**	**10.00**	38,800	8.62
Paid by employees	**(15,047)**	**30.10**	(8,633)	38.30
Forfeited	**(18,580)**	**70.14**	(13,674)	64.96
Outstanding at end of year	**170,731**	**30.68**	176,858	31.22
To be paid by employees at end of year	**83,985**	**44.79**	60,155	52.69

As of December 31, 2022 and 2021, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.29 years and 1.28 years respectively.

In addition to the LTRP, the Company entered into conditional sale contracts with members of its Board of Directors for 1.0 and 1.7 million CPOs in August 2021and July 2022 respectively, with vesting periods of eight and nine months, respectively and with certain officers of the Group for 7.5 and 17.2 million CPOs in December 2021 and January 2022 respectively, with vesting periods of three years, respectively.

18. Retained Earnings and Accumulated Other Comprehensive Income

(a) Retained Earnings:

	Legal Reserve	Unappropriated Earnings	Net Income for the Year	Retained Earnings
Balance at January 1, 2021	Ps. 2,139,007	Ps. 83,391,732	Ps. (1,250,342)	Ps. 84,280,397
Appropriation of net income relating to 2020	–	(1,250,342)	1,250,342	–
Dividends	–	(1,053,392)	–	(1,053,392)
Shares cancellation	–	(1,510,290)	–	(1,510,290)
Sale of repurchased shares	–	(1,126,573)	–	(1,126,573)
Cancellation of sale of shares	–	505,357	–	505,357
Share–based compensation	–	1,066,863	–	1,066,863
Net income attributable to stockholders of the Company	–	–	6,055,826	6,055,826
Balance at December 31, 2021	2,139,007	80,023,355	6,055,826	88,218,188
Appropriation of net income relating to 2021	–	6,055,826	(6,055,826)	–
Dividends	–	(1,053,392)	–	(1,053,392)
Sale of repurchased shares	–	(3,080,729)	–	(3,080,729)
Cancellation of sale of shares	–	246,658	–	246,658
Share–based compensation	–	2,009,304	–	2,009,304
Other	–	1,650	–	1,650
Net income attributable to stockholders of the Company	–	44,712,180	–	44,712,180
Balance at December 31, 2022	**Ps. 2,139,007**	**Ps.128,914,852**	**Ps. –**	**Ps.131,053,859**

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2022 and 2021, the Company's legal reserve amounted to Ps.2,139,007 for both years, respectively and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2022, 2021 and 2020. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company's stockholders.

In April 2020, to further maximize liquidity and as a precautionary measure, the Company's Board of Directors did not propose the payment of a 2020 dividend for approval of the Company's general stockholders' meeting held on April 28, 2020.

In April 2021, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A," "B," "D" and "L" Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

In April 2022, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A," "B," "D" and "L" Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

56

Grupo Televisa, S.A.B. and Subsidiaries

Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income tax computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be taxable by multiplying such dividends by a 1.4286 factor and applying to the resulting amount the income tax rate of 30%. This income tax will be paid by the company paying the dividends.

In addition, the entities that distribute dividends to its stockholders who are individuals or foreign residents must withhold 10% thereof for income tax purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the "taxed net earnings account" computed on an individual company basis generated through December 31, 2013.

As of December 31, 2022, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.88,820,912.

(b) Accumulated Other Comprehensive Income or loss:

	Open-Ended Fund	Other Equity Instruments	Warrants Excercised for Common Stock of UHI	Exchange Differences on Translating Foreign Operations	Remeasurement of Post-Employment Benefit Obligations	Derivative Financial Instruments Cash Flow Hedges	Share of Income (Loss) of Associates and Joint Ventures	Income Tax	Total
Accumulated at January 1, 2021	Ps. 1,524,860	Ps. 638,406	Ps. (23,602,220)	Ps. 850,241	Ps. (1,350,451)	Ps. (1,915,508)	Ps. (136,448)	Ps. 8,434,272	Ps. (15,556,848)
Changes in other comprehensive income	(19,718)	(123,359)	–	84,232	291,697	1,927,601	245,714	(471,311)	1,934,856
Accumulated at December 31, 2021	Ps. 1,505,142	Ps. 515,047	Ps. (23,602,220)	Ps. 934,473	Ps. (1,058,754)	Ps. 12,093	Ps. 109,266	7,962,961	Ps. (13,621,992)
Changes in other comprehensive income	(131,957)	(906,658)	–	(124,179)	150,343	395,807	4,245,546	(830,788)	2,798,114
Accumulated at December 31, 2022	Ps. 1,373,185	Ps. (391,611)	Ps. (23,602,220)	Ps. 810,294	Ps. (908,411)	Ps. 407,900	Ps. 4,354,812	Ps. 7,132,173	Ps. (10,823,878)

19. Non-controlling Interests

Non-controlling interests as of December 31, 2022 and 2021, consisted of:

	2022	2021
Capital stock	Ps. 1,099,009	Ps. 1,100,312
Additional paid-in capital	2,970,693	2,986,354
Legal reserve	215,475	215,736
Retained earnings from prior years [(1)(2)]	10,822,975	9,649,348
Net income for the year	571,644	1,298,959
Accumulated other comprehensive income (loss):		
Cumulative result from foreign currency translation	155,621	174,598
Remeasurement of post-employment benefit obligations on defined benefit plans	(13,462)	(18,905)
	Ps. 15,821,955	Ps. 15,406,402

(1) In 2021, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000, of which Ps.309,174, was paid to its non-controlling interests.

(2) In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600 was paid to its non-controlling interests.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2022 and 2021, are set forth as follows:

	Empresas Cablevisión		Sky	
	2022	2021	2022	2021
Assets:				
Current assets	Ps. 7,461,520	Ps. 6,653,310	Ps. 6,019,166	Ps. 5,689,494
Non-current assets	23,172,533	24,099,561	18,266,359	19,590,056
Total assets	30,634,053	30,752,871	24,285,525	25,279,550
Liabilities:				
Current liabilities	5,176,500	5,755,703	4,183,480	3,685,208
Non-current liabilities	4,076,876	4,308,115	5,367,448	7,041,237
Total liabilities	9,253,376	10,063,818	9,550,928	10,726,445
Net assets	Ps. 21,380,677	Ps. 20,689,053	Ps. 14,734,597	Ps. 14,553,105

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Grupo Televisa, S.A.B. and Subsidiaries

Amounts of consolidated revenues, net income and total comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2022 and 2021, are set forth as follows:

	Empresas Cablevisión		Sky	
	2022	2021	2022	2021
Revenues	Ps. 16,128,549	Ps. 16,849,160	Ps. 20,339,075	Ps. 22,026,616
Net-income	760,576	1,135,053	224,989	1,281,472
Total comprehensive income	748,916	1,134,181	181,491	1,304,822

Amounts of consolidated summarized cash flows of Sky and Empresas Cablevisión for the years ended December 31, 2022 and 2021, are set forth as follows:

	Empresas Cablevisión		Sky	
	2022	2021	2022	2021
Cash flows from operating activities	Ps. 4,319,496	Ps. 5,594,662	Ps. 5,227,892	Ps. 6,004,261
Cash flows used in investing activities	(3,406,227)	(5,144,521)	(3,934,993)	(5,236,815)
Cash flows used in by financing activities	(590,249)	(740,046)	(1,233,044)	(1,350,432)
Net increase (decrease) in cash and cash equivalents	Ps. 323,020	Ps. (289,905)	Ps. 59,855	Ps. (582,986)

20. Transactions with Related Parties

The principal transactions carried out by the Group with affiliated companies, including equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Revenues, other income and interest income:			
Royalties (Univision) [(a)]	Ps. 660,842	Ps. 8,548,036	Ps. 8,155,338
Programming production and transmission rights [(b)]	1,453,875	738,650	707,247
Telecom services [(c)]	205,591	57,759	97,754
Administrative services [(d)]	115,190	7,371	13,561
Advertising [(e)]	1,854,152	10,417	36,385
Interest income [(f)]	618,921	49,736	64,809
Lease [(i)]	408,893	–	–
	Ps. 5,317,464	Ps. 9,411,969	Ps. 9,075,094
Costs and expenses:			
Donations	Ps. 26,229	Ps. 26,606	Ps. 26,729
Advertising	297,497	–	–
Administrative services [(d)]	127,762	19,410	1,529
Technical services [(g)]	391,896	295,915	459,960
Programming production, transmission rights and telecom [(h)]	4,499,464	787,487	674,270
	Ps. 5,342,848	Ps. 1,129,418	Ps. 1,162,488

[(a)] The Group received royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision had the right to broadcast certain Televisa content in the United States. The amended PLA included a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$10.8 million (Ps.211,829), U.S.$35.1 million (Ps.712,417) and U.S.$42.6 million (Ps.909,159), for the fiscal years 2022, 2021 and 2020, respectively, to be provided by Univision, at no cost, for the promotion of certain of the Group's businesses. This advertising did not have commercial substance for the Group, as it was related to activities that were considered ancillary to Group's normal operations in the United States. The Group received these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9, 10 and 30).

[(b)] Services rendered to Univision in 2022, 2021 and 2020. In 2022 includes transmission costs of concession rights owned by the Group.

[(c)] Services rendered to a subsidiary of AT&T, Inc. ("AT&T") in 2022, 2021 and 2020, and Univision in 2021.

[(d)] The Group receives revenue from and is charged by affiliates for various services, such as: property and equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. In 2022 includes a provision of administrative services to Tritón and certain companies of TelevisaUnivision.

[(e)] Advertising services rendered to Univision in 2021, and OCEN and Univision in 2020. In 2022 the Cable and Sky segments received advertising revenue from TelevisaUnivision.

[(f)] Includes mainly interest income from GTAC. In 2022 includes interest income from the long-term loan of the Group.

[(g)] In 2022, 2021 and 2020, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.

[(h)] Paid mainly to Univision and GTAC in 2022 and 2021. The Group paid royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group had the right to broadcast certain Univision content in Mexico for the same term as that of the PLA. The Group paid these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9, 10 and 30). It also includes payments by telecom services to GTAC in 2022, 2021 and 2020. Includes payments for transmission rights to AT&T in 2022 and 2021. Includes the cost of programming of TelevisaUnivision for the Cable and Sky segments in 2022.

[(i)] Includes operating lease agreements with certain companies of TelevisaUnivision and Tritón.

58

Grupo Televisa, S.A.B. and Subsidiaries 59 Other transactions with related parties carried out by the Group in the normal course of business include the following: (1) A consulting firm controlled by a relative of one of the Company’s directors, has provided consulting services and research in connection with the effects of the Group’s programming on its viewing audience. Total fees for such services during 2021 and 2020 amounted to Ps.19,983 and Ps.19,433, respectively. (2) Two Mexican banks have made loans to the Group. Some members of the Company’s Board serve as Board members of these banks. (3) Several other current members of the Company’s Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services. (4) During 2022, 2021 and 2020, a professional services firm in which the current Secretary of the Company’s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.16,861, Ps.57,925 and Ps.52,848, respectively. (5) During 2022, 2021 and 2020, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.18,021, Ps.20,006 and Ps.121,789, respectively. (6) In 2022, 2021 and 2020, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.25,320, Ps.34,478 and Ps.32,784, respectively. During 2022, 2021 and 2020, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.963,254, Ps.1,115,354 and Ps.936,794, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group’s directors, alternate directors and officers amounted to Ps.178,340, Ps.212,310 and Ps.196,584 as of December 31, 2022, 2021 and 2020, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.64,042, Ps.76,241 and Ps.71,744 as of December 31, 2022, 2021 and 2020, respectively. In addition, the Group has made conditional sales of the Company’s CPOs to its directors and officers under the LTRP. In 2015, the Group established a deferred compensation plan for certain officers of its Cable segment, which was payable in certain revenue and EBITDA targets (as defined) of a five-year plan were met. The present value of this long-term employee benefit obligation as of December 31, 2020 amounted to Ps.1,224,000, and the related service net cost for the year ended December 31, 2020, amounted to Ps.225,804. In 2020, the Group made contributions to a trust (plan assets) for funding this deferred compensation in the aggregate amount of Ps.435,500. In 2020, the Group paid an amount of Ps.470,000, related to this deferred compensation plan. The deferred compensation liability, net of related plan assets, amounted to Ps.1,208 as of December 31, 2020, and was presented in other current liabilities and other long-term liabilities in the Group’s consolidated statements of financial position as of those dates. The related expense was classified in other expense in the Group’s consolidated statements of income (see Note 22). In March 2021, the Group made a final payment of Ps.1,107,658, related to this deferred compensation plan, which amount was funded by plan assets. In 2021, the Group established a new deferred compensation plan for certain key officers of its Cable segment, which will be payable if certain revenue and EBITDA targets (as defined) of a five-year plan are met. The present value of this long-term employee benefit obligation as of December 31, 2022 and 2021, amounted to Ps.337,450 and Ps.207,640, respectively, and was presented in other long-term liabilities in the Group’s consolidated statement of financial position as of that date, and the net cost of related services for the year ended December 31, 2022 and 2021, amounted to Ps.129,810 and Ps.207,640, and was classified in other expense in the Group’s consolidated statement of income for the year ended on that date.

Grupo Televisa, S.A.B. and Subsidiaries

The balances of receivables and payables between the Group and related parties as of December 31, 2022 and 2021, were as follows:

		2022		2021
Current receivables:				
TelevisaUnivision (formerly known as UH II) [2]	Ps.	136,944	Ps.	819,355
Cadena de las Américas, S.A. de C.V. [1]		40,186		–
Televisa, S. de R.L. de C.V. [1]		22,650		–
Televisa Producciones, S.A. de C.V. [1]		15,535		–
Tritón Comunicaciones, S.A. de C.V.		11,140		–
ECO Producciones, S.A. de C.V. [1]		10,792		–
Other		73,977		55,497
	Ps.	311,224	Ps.	874,852
Non-current receivables:				
Televisa, S. de R.L. de C.V. [1] [3]	Ps.	6,365,038	Ps.	–
Current payables:				
AT&T/ DirectTV	Ps.	40,183	Ps.	54,598
Desarrollo Vista Hermosa, S.A. de C.V. [1]		15,189		–
Other		32,952		27,472
	Ps.	88,324	Ps.	82,070

(1) An indirect subsidiary of TelevisaUnivision.

(2) Receivables from TelevisaUnivision were related primarily to the PLA as of December 31, 2021.

(3) In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of December 31, 2022, amounts receivable from Televisa, S. de R. L. de C.V. in connection with this long-term credit amounted to Ps.6,365,038.

The Group recognized as deferred income a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group's consolidated statement of financial position, an amounted to Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022 (see Note 3).

All significant account balances included in amounts due from affiliates bear interest, in 2022 and 2021, were charged average interest rates of 10.6% and 6.6%, respectively. Advances and receivables are short-term in nature; however, these accounts do not have specific due dates.

Customer deposits and advances as of December 31, 2021, included deposits and advances from affiliates and other related parties, in an aggregate amount of Ps.146,354, which were primarily made by UH II and UHI, including Univision.

In 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029, with an annual interest rate of the lower of TIIE plus 122 basis points or 6% (see Notes 10, 11 and 14).

21. Cost of Revenues, Selling Expenses and Administrative Expenses

Through January 31, 2022 cost of revenues included the production costs of programming, acquired programming and transmission rights at the moment of broadcasting or at the time the produced programs were sold and became available for broadcast, as they were part of the Group's former Content business (see Note 8).

After January 31, 2022, cost of revenues include cost of acquired programming and transmission rights at the moment of broadcasting, benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, paper and printing, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

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Grupo Televisa, S.A.B. and Subsidiaries

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, postemployment benefits, share-based compensation to employees, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2022, 2021 and 2020, were as follows:

		2022		2021		2020
Cost of revenues	Ps.	17,918,347	Ps.	17,126,606	Ps.	16,858,777
Selling expenses		357,681		273,479		774,394
Administrative expenses		3,194,636		2,982,361		2,669,676
Discontinued operations		121,874		1,365,067		1,338,803
	Ps.	21,592,538	Ps.	21,747,513	Ps.	21,641,650

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the year ended December 31, 2022, were as follows:

		2022
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	639,261
Expenses relating to short-term leases and leases of low-value assets		194,016
Total	Ps.	833,277

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2022, 2021 and 2020, were as follows:

		2022		2021		2020
Short-term employee benefits	Ps.	15,064,471	Ps.	12,807,423	Ps.	14,042,004
Other short-term employee benefits		1,130,535		1,711,945		1,396,804
Share-based compensation		968,628		903,764		863,782
Post-employment benefits		151,389		140,857		101,132
Discontinued operations		251,350		6,531,559		4,190,730
	Ps.	17,566,373	Ps.	22,095,548	Ps.	20,594,452

22. Other Income or Expense, Net

Other (expense) income for the years ended December 31, 2022, 2021 and 2020, is analyzed as follows:

		2022		2021		2020
Gain on disposition of OCEN [1]	Ps.	35,950	Ps.	4,547,029	Ps.	–
Gain on disposition of Radiópolis [2]		–		–		932,449
Donations (see Note 20)		(27,233)		(2,000)		(45,919)
Legal and financial advisory and professional services [3]		(218,731)		(191,609)		(421,760)
Gain on disposition of property and equipment		76,579		38,665		67,570
Deferred compensation (see Note 20) [4]		(129,810)		(207,640)		(225,804)
Dismissal severance expense [5]		(126,695)		(194,187)		(128,042)
Surcharges for payments of taxes of prior years [6]		–		(400,641)		–
Impairment adjustments [7]		–		(97,293)		(40,803)
Income for cash reimbursement received from Imagina [8]		–		–		167,619
Lawsuit settlement agreement, net [9]		(425,762)		–		–
Other, net		137		223,913		323,312
	Ps.	(815,565)	Ps.	3,716,237	Ps.	628,622

(1) In 2022, included a purchase price adjustment paid to the Company on disposal of OCEN in the second quarter of 2022. In 2021, included a payment in cash on disposal of OCEN in the amount of Ps.4,806,549 (see Note 3).

(2) In 2020, included a pretax gain on disposal of Radiópolis, the Group's former Radio business in the amount of Ps.932,449 (see Note 3).

(3) Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Notes 3 and 20).

(4) Includes the service cost of long-term deferred compensation plans for certain officers of the Group's Cable segment, which payment becomes payable when certain financial targets (as defined in the plans) are met.

(5) Includes severance expense in connection with the dismissals of personnel, as a part of a continued cost reduction plan.

(6) In 2021, included surcharges for taxes paid by three subsidiaries of the Company in connection with tax assessments of prior years.

(7) In 2021 and 2020, included impairment adjustments in connection with long-lived assets in the Group's Other Business segment (see Note 13).

(8) In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. ("Imagina"), in connection with a legal outcome that was favorable to Imagina, a former associate of the Company.

(9) In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 27).

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Grupo Televisa, S.A.B. and Subsidiaries

23. Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2022, 2021 and 2020, included:

		2022		2021		2020
Interest expense [1]	Ps.	(9,455,578)	Ps.	(9,105,998)	Ps.	(10,502,529)
Other finance expense, net [2]		(110,739)		(1,183,180)		–
Foreign exchange loss, net [4]		(1,790,956)		(2,188,861)		–
Finance expense		(11,357,273)		(12,478,039)		(10,502,529)
Interest income [3]		2,151,109		560,026		1,067,066
Other finance income, net [2]		–		–		89,323
Foreign exchange gain, net [4]		–		–		3,696,713
Finance income		2,151,109		560,026		4,853,102
Finance expense, net	Ps.	(9,206,164)	Ps.	(11,918,013)	Ps.	(5,649,427)

[1] Interest expense for the years ended December 31, 2022, 2021 and 2020 included: (i) interest related to lease liabilities that were recognized beginning on January 1, 2019, in accordance with the guidelines of IFRS 16 *Leases*, in the aggregate amount of Ps.450,454, Ps.431,419 and Ps.461,895, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized in the aggregate amount of Ps.257,938, Ps.275,371 and Ps.75,378, respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group's Cable segment networks, in the aggregate amount of Ps.123,209, Ps.48,624 and Ps.921,658, respectively; and (iv) amortization of finance costs in the aggregate amount of Ps.292,189, Ps.179,212 and Ps.180,500, respectively; and finance expense related to prepayment of long-term debt in the aggregate amount of Ps.490,430, for the year ended December 31, 2022 (see Notes 2 and 14).

[2] Other finance income or expense, net, included fair value gain or loss from derivative financial instruments (see Note 15).

[3] This line item included primarily interest income from cash equivalents.

[4] Foreign exchange gain or loss, net, for the years ended December 31, 2022, 2021 and 2020 included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated monetary asset or liability position, excluding designated hedging long-term debt of the Group's investments in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund (see Notes 2(e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.19.4760, Ps.20.5031 and Ps.19.9493, as of December 31, 2022, 2021 and 2020, respectively.

24. Income Taxes

The income tax benefit (expense) for the years ended December 31, 2022, 2021 and 2020, was comprised of:

		2022		2021		2020
Income taxes, current [1]	Ps.	(2,384,491)	Ps.	(1,356,052)	Ps.	(2,262,956)
Income taxes, deferred		3,611,953		(317,002)		1,404,061
	Ps.	1,227,462	Ps.	(1,673,054)	Ps.	(858,895)

[1] The current income tax of Mexican companies payable in Mexico represented 90%, 96% and 93% of total current income taxes in 2022, 2021 and 2020, respectively.

The Mexican corporate income tax rate was 30% in 2022, 2021 and 2020.

2014 Tax Reform

As a result of a 2014 Mexican Tax Reform (the "2014 Tax Reform"), which included the elimination of the tax consolidation regime allowed for Mexican controlling companies, beginning on January 1, 2014, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes and: (i) accounted for an additional income tax liability for the elimination of the tax consolidation regime in the aggregate amount of Ps.6,813,595 as of December 31, 2013; (ii) recognized a benefit from tax loss carryforwards of Mexican companies in the Group in the aggregate amount of Ps.7,936,044 as of December 31, 2013; and (iii) adjusted the carrying amount of deferred income taxes from temporary differences by recognizing such effects on a separate company basis by using the enacted corporate income tax rate as of December 31, 2013.

The income tax payable as of December 31, 2022 and 2021, in connection with the 2014 Tax Reform, is as follows:

		2022		2021
Tax losses of subsidiaries, net	Ps.	183,256	Ps.	771,873
Less: Current portion [a]		183,256		667,048
Non-current portion [b]	Ps.	–	Ps.	104,825

[a] Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2022 and 2021.

[b] Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2022 and 2021.

Maturities of income tax payable as of December 31, 2022, in connection with the 2014 Mexican Tax Reform, are as follows:

2023	Ps.	183,256
	Ps.	183,256

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Grupo Televisa, S.A.B. and Subsidiaries

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes.

	% 2022	% 2021	% 2020
Statutory income tax rate	(30)	30	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	17	20	25
Tax loss carryforwards	(6)	4	7
2014 Tax Reform	1	—	—
Foreign operations	7	(1)	(2)
Disposition of investments	—	(3)	—
Disposition of Radiópolis	—	—	3
Share of income in associates and joint ventures, net	13	6	2
(Reversal of impairment) Impairment loss in investment in shares of TelevisaUnivision	(2)	(8)	30
Discontinued operations	(10)	—	—
Effective income tax rate	(10)	48	95

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2022 and 2021. The years of expiration of tax loss carryforwards as of December 31, 2022, are as follows:

Year of Expiration	Tax Loss Carryforwards for Which Deferred Taxes Were Recognized
2023	Ps. 4,051
2024	266,660
2025	3,283,424
2026	5,291,187
2027	426,624
Thereafter	9,550,617
	Ps. 18,822,563

As of December 31, 2022, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.8,151,553 and will expire between 2023 and 2032.

During 2022, 2021 and 2020, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.11,944,218, Ps.2,618,821 and Ps.6,160,740, respectively.

In addition the Group has tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. ("GSF") in the amount of Ps.14,899,329. As of December 31, 2022, tax loss carryforwards derived from this disposal for which deferred taxes were recognized amounted to Ps.14,899,329, will expire in 2025.

As of December 31, 2022, tax loss carryforwards of subsidiaries in South America, the United States, and Europe amounted to Ps.2,501,359, of which Ps.1,698,340 have not date to expire and what remains will expire between 2023 and 2034.

63

Grupo Televisa, S.A.B. and Subsidiaries 64 The deferred income taxes as of December 31, 2022 and 2021, were principally derived from the following temporary differences and tax loss carryforwards: 2022 2021 Assets: Accrued liabilities Ps. 4,323,561 Ps. 7,128,606 Loss allowance 607,773 946,559 Customer advances 2,335,751 1,854,424 Derivative financial instruments — 615 Property, plant and equipment, net 3,923,889 3,704,746 Prepaid expenses and other items — 4,508,914 Tax loss carryforwards: Operating 4,552,116 6,240,930 Capital (1) 5,564,452 5,160,921 Tax credit carryforward (2) — 5,738,832 Liabilities: Investments (700,285) (1,733,507) Prepaid expenses and other items (560,183) — Derivative financial instruments (130,879) — Intangible assets and transmission rights (2,642,515) (2,807,484) Deferred income tax assets of Mexican companies 17,273,680 30,743,556 Deferred income tax assets of certain foreign subsidiaries 246,813 218,983 Deferred income tax assets, net Ps. 17,520,493 Ps. 30,962,539 (1) Includes the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,469,799 and Ps.4,145,649 in 2022 and 2021, respectively. (2) Tax credit carryforward derived from a capital reduction made by one of the Company’s subsidiaries in December 2021, which can be credited in a three-year period in accordance with applicable tax law. The deferred tax assets are in tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods. The gross roll-forward of deferred income tax assets, net, is as follows: 2022 2021 At January 1 Ps. 30,962,539 Ps. 26,213,382 Statement of income credit (charge) 3,611,953 (317,002) Other comprehensive income (“OCI”) credit (charge) 145,406 (619,304) Tax credit — 5,738,832 Reserve for low value — (861) Discontinued operations (9,410,332) (52,508) Disposed operations (7,789,073) — At December 31 Ps. 17,520,493 Ps. 30,962,539

Grupo Televisa, S.A.B. and Subsidiaries

The roll-forward of deferred income tax assets and liabilities for the year 2022, was as follows:

	At January 1, 2022	Credit (Charge) to Consolidated Statement of Income (Continuing Operations)	(Charge) to Consolidated Statement of Income (Discontinued Operations)	Credit (Charge) to OCI and Retained Earnings	Disposed Operations (see Note 3)	At December 31, 2022
Assets:						
Accrued liabilities	Ps. 7,128,606	Ps. (2,805,045)	Ps. –	Ps. –	Ps. –	**Ps. 4,323,561**
Loss allowance	946,559	(338,786)	–	–	–	**607,773**
Customer advances	1,854,424	1,283,170	(801,843)	–	–	**2,335,751**
Derivative financial instruments	615	(615)	–	–	–	**–**
Property, plant and equipment, net	3,704,746	219,143	–	–	–	**3,923,889**
Prepaid expenses and other items	4,508,914	(842,078)	(1,569,159)	(47,436)	(2,050,241)	**–**
Tax loss carryforwards	11,401,851	1,349,105	(2,634,388)	–	–	**10,116,568**
Deferred income tax assets of foreign subsidiaries	218,983	27,830	–	–	–	**246,813**
Tax Credit	5,738,832	–	–	–	(5,738,832)	**–**
Liabilities:						
Investments	(1,733,507)	969,922	(248,284)	311,584	–	**(700,285)**
Prepaid expenses and other items	–	(560,183)	–	–	–	**(560,183)**
Derivative financial instruments	–	(12,137)	–	(118,742)	–	**(130,879)**
Intangible assets and transmission rights	(2,807,484)	4,321,627	(4,156,658)	–	–	**(2,642,515)**
Deferred income tax assets, net	Ps. 30,962,539	Ps. 3,611,953	Ps. (9,410,332)	Ps. 145,406	Ps. (7,789,073)	**Ps. 17,520,493**

The roll-forward of deferred income tax assets and liabilities for the year 2021, was as follows:

	At January 1, 2021	Credit (Charge) to Consolidated Statement of Income	Credit (Charge) to OCI and Retained Earnings	Credit (Charge) to Other Accounts	At December 31, 2021
Assets:					
Accrued liabilities	Ps. 6,219,312	Ps. 909,294	Ps. –	Ps. –	Ps. 7,128,606
Loss allowance	1,235,658	(289,099)	–	–	946,559
Customer advances	1,600,334	254,090	–	–	1,854,424
Derivative financial instruments	972,991	(394,096)	(578,280)	–	615
Property, plant and equipment, net	2,084,550	1,620,196	–	–	3,704,746
Prepaid expenses and other items	5,868,717	(1,274,995)	(83,947)	(861)	4,508,914
Tax loss carryforwards	11,249,585	152,266	–	–	11,401,851
Deferred income tax assets of foreign subsidiaries	261,929	(42,946)	–	–	218,983
Tax Credit	–	–	–	5,738,832	5,738,832
Liabilities:					
Investments	(729,910)	(1,046,520)	42,923	–	(1,733,507)
Intangible assets and transmission rights	(2,549,784)	(257,700)	–	–	(2,807,484)
Deferred income tax assets, net	Ps. 26,213,382	Ps. (369,510)	Ps. (619,304)	Ps. 5,737,971	Ps. 30,962,539

The tax (charge) credit relating to components of other comprehensive income (loss) is as follows:

	2022		
	Before Tax	Tax (Charge) Credit	After Tax
Remeasurement of post-employment benefit obligations	**Ps. 158,119**	**Ps. (47,436)**	**Ps. 110,683**
Exchange differences on translating foreign operations	**(143,156)**	**(978,527)**	**(1,121,683)**
Derivative financial instruments cash flow hedges	**395,807**	**(118,742)**	**277,065**
Open-Ended Fund	**(131,957)**	**39,587**	**(92,370)**
Other equity instruments	**(906,658)**	**271,997**	**(634,661)**
Share of income or loss of associates and joint ventures	**4,245,546**	**–**	**4,245,546**
Other comprehensive income	**Ps. 3,617,701**	**Ps. (833,121)**	**Ps. 2,784,580**
Current tax		**Ps. (978,527)**	
Deferred tax		**145,406**	
		Ps. (833,121)	

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Grupo Televisa, S.A.B. and Subsidiaries

	2021 Before Tax		Tax (Charge) Credit		After Tax	
Remeasurement of post-employment benefit obligations	Ps.	279,825	Ps.	(83,947)	Ps.	195,878
Exchange differences on translating foreign operations		92,555		151,555		244,110
Derivative financial instruments cash flow hedges		1,927,601		(578,280)		1,349,321
Open-Ended Fund		(19,718)		5,915		(13,803)
Other equity instruments		(123,359)		37,008		(86,351)
Share of income or loss of associates and joint ventures		245,714		—		245,714
Other comprehensive income	Ps.	2,402,618	Ps.	(467,749)	Ps.	1,934,869
Current tax			Ps.	151,555		
Deferred tax				(619,304)		
			Ps.	(467,749)		

	2020 Before Tax		Tax (Charge) Credit		After Tax	
Remeasurement of post-employment benefit obligations	Ps.	(344,313)	Ps.	103,294	Ps.	(241,019)
Exchange differences on translating foreign operations		133,522		408,221		541,743
Derivative financial instruments cash flow hedges		(1,370,145)		411,044		(959,101)
Warrants exercised for common stock of UHI		(21,899,164)		6,639,400		(15,259,764)
Open-Ended Fund		(904,423)		268,906		(635,517)
Other equity instruments		(353,496)		106,049		(247,447)
Share of loss of associates and joint ventures		(61,033)		—		(61,033)
Other comprehensive loss	Ps.	(24,799,052)	Ps.	7,936,914	Ps.	(16,862,138)
Current tax			Ps.	408,221		
Deferred tax				7,528,693		
			Ps.	7,936,914		

The Group does not recognize deferred income tax liabilities related to its investments in certain associates and joint ventures, as either (i) the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future or (ii) no temporary difference arises due to the application of Mexican income tax law. As of December 31, 2022 and 2021, the unrecognized deferred tax liabilities in connection with the Group's investment in PDS amounted to an aggregate of Ps.43,628 and Ps.44,945, respectively.

In December 2019, the Mexican Federal Congress approved reforms to the Economic Plan for 2020. These tax reforms included amendments to the Mexican Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code, and they became effective as of January 1, 2020. Some of the most relevant changes to the Mexican tax legislation incorporated some of the Actions included in the Base Erosion and Profit Shifting Final Report (BEPS) published by the OCDE in February 2013, such as: (i) limitations to the deduction of net interest paid by companies as well as to some other deductions, (ii) update of the Controlled Foreign Corporation (CFC) Rules, (iii) new provisions to tax transparent entities, (iv) modification of the definition of permanent establishment, and (v) incorporation of new rules to tax digital economy. Some other relevant amendments to avoid tax evasion included: (i) a new obligation of tax advisors and taxpayers to disclose reportable schemes, and (ii) inclusion of general anti-avoidance rule.

In December 2020, the Mexican Federal Congress approved minimum amendments to the Income Tax Law, Value Added Tax Law and Federal Tax Code as part of the Economic Plan for 2021. Regarding the Income Tax Law several changes were made to the general regime applicable to Tax-Exempt Organizations, that aimed to control and restrict the application of such regime to ensure that only the companies that perform non-for-profit activities benefit from the dispositions of such Regime. Another important amendment was the decrease of the rate of annual withholding tax applicable to the capital that produces interest paid by the financial system, which changed from 1.45% to 0.97%. In terms of value added tax, derived from the entry into force of the digital economy dispositions, some more dispositions were included to specify the way to comply with those obligations, as well as penalties to ensure such compliance.

In December 2021, the Mexican Federal Congress approved minimum amendments to the Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code as part of the Economic Plan for 2022. These amendments do not propose the addition of new taxes or increases to the existing ones. With respect to the Income Tax Law, a new simplified regime applicable to individuals and corporations was added. This new regime applies under certain conditions and is based on cash flow received and paid. With respect to the Value Added Tax Law, a few modifications were included such as the concept of non-subject activities. Most of the reforms were made to the Federal Tax Code, the most relevant of which are: (i) several cases where the Certificate of Digital Signature can be canceled or restricted to the taxpayer were included, this certificate is used to issue invoices; (ii) the definition of resident was modified; (iii) new requirements were added or modified regarding the procedure to perform a split or a merger to ensure that any splits or mergers are done for a business reason; and (iv) new information has to be added in invoices and the time for canceling them was limited for certain period.

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The Economic Plan for 2023 does not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. In the Federal Income Law for 2023 approved by the Mexican Congress, the withholding income tax rate applicable to the payments of interest made by Mexican financial entities is increased from 0.08% to 0.15%.

2021 and 2022 Labor Reform

In April 2021, the Mexican Congress approved modifications to various laws in connection with outsourcing structures, including the Income Tax law, VAT Law, and the Labor Law (the "2021 Labor Reform"). Outsourcing is defined as a Mexican entity contracting with a related or unrelated legal entity/individual for services and the employees of the service provider are at the disposition and benefit of the service recipient. The most significant modifications to outsourcing included in the 2021 Labor Reform are the following:

- The 2021 Labor Reform, generally, prohibits outsourcing activities. An exception was created to allow for the rendering of specialized services or the execution of special projects that are not within the business purpose stated in the formation documents or are no part of the primary economic activity of the service recipient ("Specialized Services") so long as the service provided is duly registered. Entities that provide Specialized Services must comply with a registration procedure with the Mexican Ministry of Labor. The registry is public.
- The employee profit sharing obligation is capped at an amount per employee. The maximum profit sharing payable per employee is the higher of a three-months' salary and the average profit sharing received over the last three years.
- Significant penalties apply to entities that do not comply with the outsourcing limitations, including potential characterization as tax fraud. Payments for outsourcing is not deductible for income tax purposes unless they qualify as Specialized Services and comply with all relevant formalities. Payments that are not deductible for the Income Tax law are also not creditable for purposes of the VAT Law. The tax law changes became effective on September 1, 2021.

During 2021, the Group's management analyzed the effects of these changes on its Mexican operations, made the changes prescribed by the 2021 Labor Reform, including the transfer of employees among companies in the Group, and established controls to comply with the modifications to the various laws.

In December 2022, the final phase to amend Articles 76 and 78 of the Federal Labor Law was approved, under which employees will be entitled to more mandatory and paid vacation days. The amendment became effective on January 1, 2023. The amendment established that workers who have completed one year of service will enjoy an annual and continuous paid vacation period of at least twelve working days, and that it will increase by two working days, up to twenty, for each additional year of service. As of the sixth year, the vacation period will increase by two days for every five additional years of service.

25. Earnings per CPO/Share

Basic Earnings per CPO/Share

For the years ended December 31, 2022 and 2021, the weighted average for basic earnings per CPO/Share of outstanding total shares, CPOs and Series "A," Series "B," Series "D," and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

	2022	2021
Total Shares	**331,143,326**	327,524,800
CPOs	**2,353,417**	2,326,366
Shares not in the form of CPO units:		
Series "A" Shares	**55,792,921**	55,339,297
Series "B" Shares	**187**	187
Series "D" Shares	**239**	239
Series "L" Shares	**239**	239

Basic earnings (loss) per CPO and per each Series "A," Series "B," Series "D," and Series "L" Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2022, 2021 and 2020, are presented as follows:

	2022		2021		2020	
	Per CPO	Per Share (*)	Per CPO	Per Share (*)	Per CPO	Per Share (*)
Continuing operations	**Ps. (4.06)**	**Ps. (0.03)**	Ps. (0.16)	Ps. 0.00	Ps. (2.34)	Ps. (0.02)
Discontinued operations	**19.86**	**0.17**	2.33	0.02	1.90	0.02
Basic earnings (loss) per CPO/Share attributable to stockholders of the Company	**Ps. 15.80**	**Ps. 0.14**	Ps. 2.17	Ps. 0.02	Ps. (0.44)	Ps. 0.00

(*) Series "A," "B," "D," and "L" Shares not in the form of CPO units.

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Diluted Earnings per CPO/Share

Diluted earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP.

For the years ended December 31, 2022 and 2021, the weighted average for diluted earnings per CPO/Share of outstanding total shares, CPOs and Series "A," Series "B," Series "D," and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

	2022	2021
Total Shares	351,466,191	352,134,036
CPOs	2,480,187	2,485,895
Shares not in the form of CPO units:		
Series "A" Shares	58,926,613	58,926,613
Series "B" Shares	2,357,208	2,357,208
Series "D" Shares	239	239
Series "L" Shares	239	239

Diluted earnings (loss) per CPO and per each Series "A," Series "B," Series "D," and Series "L" Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2022, 2021 and 2020, are presented as follows:

	2022		2021		2020	
	Per CPO	Per Share (*)	Per CPO	Per Share (*)	Per CPO	Per Share (*)
Continuing operations	Ps. (4.06)	Ps. (0.03)	Ps. (0.16)	Ps. 0.00	Ps. (2.34)	Ps. (0.02)
Discontinued operations	19.86	0.17	2.33	0.02	1.90	0.02
Diluted earnings (loss) per CPO/Share attributable to stockholders of the Company	Ps. 15.80	Ps. 0.14	Ps. 2.17	Ps. 0.02	Ps. (0.44)	Ps. 0.00

(*) Series "A," "B," "D," and "L" Shares not in the form of CPO units.

26. Segment Information

Reportable segments are those that are based on the Group's method of internal reporting.

The Group is organized on the basis of services and products. The Group's segments are strategic business units that offer different entertainment services and products. On January 31, 2022, the Content business and other related net assets were disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group's operating results of its former Content business through January 31, 2022, are classified as discontinued operations, including the corresponding information for earlier period (see Notes 3 and 28). Through December 31, 2022, the Group's reportable segments were as follows:

Cable

The Cable segment includes the operation of cable multiple systems covering the Mexico City metropolitan area, Monterrey and suburban areas, and over 200 other cities of Mexico, as well as the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel).

The cable multiple system businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, internet services subscription, telephone and mobile services subscription as well as from local and national advertising sales.

The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Sky

The Sky segment includes DTH broadcast satellite pay television services in Mexico, Central America and the Dominican Republic. Sky revenues are primarily derived from program services, installation fees, equipment rental to subscribers, and national advertising sales.

Other Businesses

The Other Businesses segment included the Group's domestic operations in sports and show business promotion, soccer, publishing distribution, gaming, and transmission concessions and facilities.

Through December 31, 2021, the Other Businesses segment included the Group's feature-film production and distribution, domestic operations in sports and show business promotion, soccer, publishing and publishing distribution, and gaming. On January 31, 2022, the feature-film production and distribution business was disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group's operating results of the feature-film production and distribution business through January 31, 2022, are classified as discontinued operations, including the corresponding information for earlier periods (see Notes 3 and 28).

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Grupo Televisa, S.A.B. and Subsidiaries

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the years ended December 31, 2022, 2021 and 2020:

	Total Revenues	Intersegment Revenues	Consolidated Revenues	Segment Income
2022:				
Cable	Ps. 48,411,776	Ps. 151,403	Ps. 48,260,373	Ps. 19,902,785
Sky	20,339,038	3,804	20,335,234	6,416,270
Other Businesses	7,338,790	407,788	6,931,002	1,691,041
Segment totals	76,089,604	562,995	75,526,609	28,010,096
Reconciliation to consolidated amounts:				
Corporate expenses	–	–	–	(1,538,085)
Intersegment operations	(562,995)	(562,995)	–	(120,424)
Depreciation and amortization expense	–	–	–	(21,117,432)
Consolidated revenues and operating income before other expense	75,526,609	–	75,526,609	5,234,155[1]
Other expense, net	–	–	–	(815,565)
Consolidated revenues and operating income	Ps. 75,526,609	Ps. –	Ps. 75,526,609	Ps. 4,418,590[2]

	Total Revenues	Intersegment Revenues	Consolidated Revenues	Segment Income
2021:				
Cable	Ps. 48,020,929	Ps. 54,919	Ps. 47,966,010	Ps. 20,285,023
Sky	22,026,616	1,858	22,024,758	8,504,169
Other Businesses	4,388,141	463,477	3,924,664	589,745
Segment totals	74,435,686	520,254	73,915,432	29,378,937
Reconciliation to consolidated amounts:				
Corporate expenses	–	–	–	(2,351,342)
Intersegment operations	(520,254)	(520,254)	–	(1,608)
Depreciation and amortization expense	–	–	–	(20,053,302)
Consolidated revenues and operating income before other income	73,915,432	–	73,915,432	6,972,685[1]
Other income, net	–	–	–	3,716,237
Consolidated revenues and operating income	Ps. 73,915,432	Ps. –	Ps. 73,915,432	Ps. 10,688,922[2]

	Total Revenues	Intersegment Revenues	Consolidated Revenues	Segment Income
2020:				
Cable	Ps. 45,367,108	Ps. 59,071	Ps. 45,308,037	Ps. 18,898,301
Sky	22,134,701	225	22,134,476	9,135,346
Other Businesses	3,480,932	466,490	3,014,442	(52,971)
Segment totals	70,982,741	525,786	70,456,955	27,980,676
Reconciliation to consolidated amounts:				
Disposed operations [3]	223,272	–	223,272	(3,991)
Corporate expenses	–	–	–	(2,223,616)
Intersegment expenses	(525,786)	(525,786)	–	(1,555)
Depreciation and amortization expense	–	–	–	(19,921,984)
Consolidated revenues and operating income before other income	70,680,227	–	70,680,227	5,829,530[1]
Other income, net	–	–	–	628,622
Consolidated revenues and operating income	Ps. 70,680,227	Ps. –	Ps. 70,680,227	Ps. 6,458,152[2]

(1) This amount represents income before other income or expense, net.

(2) This amount represents consolidated operating income.

(3) Through the third quarter of 2019, the former Radio operations the Group were reported as part of the Group's Other Businesses segment. In 2020, the Radio operations were classified as disposed operations of the Group for comparison purposes.

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Grupo Televisa, S.A.B. and Subsidiaries

Accounting Policies

The accounting policies of the segments are the same as those described in the Group's summary of significant accounting policies (see Note 2). The Group evaluates the performance of its segments and allocates resources to them based on operating income before depreciation and amortization.

Intersegment Revenue

Intersegment revenue consists of revenues derived from each of the segments principal activities as provided to other segments.

The Group accounts for intersegment revenues as if the revenues were from third parties, that is, at current market prices.

Allocation of Corporate Expenses

Non-allocated corporate expenses primarily include share-based compensation expense for certain key officers and employees in connection with the Company's LTRP, as well as other general expenses that, because of their nature and characteristics, are not subject to be allocated within the Group's business segments.

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2022, 2021 and 2020:

	Segment Assets at Year-End	Segment Liabilities at Year-End	Additions to Property, Plant and Equipment
2022:			
Continuing operations:			
Cable	Ps. 121,786,224	Ps. 23,278,943	Ps. 13,011,456
Sky	24,590,186	9,570,547	3,891,684
Other Businesses	16,285,203	3,779,852	273,881
Corporate asset	–	–	68,750
Disposed operations	–	–	69,616
Total	Ps. 162,661,613	Ps. 36,629,342	Ps. 17,315,387
2021:			
Continuing operations:			
Cable	Ps. 119,102,077	Ps. 24,449,798	Ps. 17,339,270
Sky	25,615,006	10,745,984	4,949,039
Content	93,463,141	37,286,277	909,164
Other Businesses	8,744,886	3,203,932	70,374
Total	Ps. 246,925,110	Ps. 75,685,991	Ps. 23,267,847
2020:			
Continuing operations:			
Cable	Ps. 112,478,015	Ps. 22,295,808	Ps. 14,182,848
Sky	26,423,707	10,696,397	5,361,494
Content	80,237,558	27,427,941	479,731
Other Businesses	8,177,183	3,936,289	107,665
Total	Ps. 227,316,463	Ps. 64,356,435	Ps. 20,131,738

Segment assets reconcile to total assets as of December 31, 2022 and 2021, as follows:

	2022	2021
Segment assets	Ps. 162,661,613	Ps. 246,925,110
Investments attributable to:		
Cable	750,169	614,146
Content	–	31,920,796
Other Businesses [(1)]	3,643,916	245,372
TelevisaUnivision	49,446,349	–
Goodwill attributable to:		
Cable	13,794,684	13,794,684
Content	–	241,973
Other Businesses [(1)]	110,314	–
Other assets	68,700,486	–
Total assets	Ps. 299,107,531	Ps. 293,742,081

(1) Includes investments and goodwill that through January 31, 2022 were part of the Group's former Content business.

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Equity method gain (loss) recognized in income for the years ended December 31, 2022, 2021 and 2020 attributable to equity investments in Cable, was Ps.38,833, Ps.161,468 and Ps.(7,826), respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2022, 2021 and 2020 attributable to equity investments in TelevisaUnivision, was Ps.(7,418,536), Ps.3,560,248 and Ps.(5,456,386), respectively. Through January 31, 2022 were part of the Group's former Content business.

Equity method gain (loss) recognized in income for the years ended December 31, 2022, 2021 and 2020 attributable to equity investments in Other Businesses, was Ps.1,454, Ps.(49,839) and Ps.(275,456), respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2022 and 2021, as follows:

		2022		2021
Segment liabilities	Ps.	36,629,342	Ps.	75,685,991
Debt not allocated to segments		101,590,649		121,532,026
Other liabilities		16,757,635		–
Total liabilities	Ps.	154,977,626	Ps.	197,218,017

Geographical segment information:

		Total Revenues	Segment Assets at Year-End		Additions to Property, Plant and Equipment
2022:					
Mexico	Ps.	73,845,741	Ps. 149,520,957	Ps.	17,102,445
Other countries [1]		1,680,868	13,140,656		212,942
	Ps.	75,526,609	Ps. 162,661,613	Ps.	17,315,387
2021:					
Mexico	Ps.	72,076,755	Ps. 230,559,883	Ps.	22,859,403
Other countries [1]		1,838,677	16,365,227		408,444
	Ps.	73,915,432	Ps. 246,925,110	Ps.	23,267,847
2020:					
Mexico	Ps.	68,638,166	Ps. 215,395,954	Ps.	19,707,436
Other countries [1]		2,042,061	11,920,509		424,302
	Ps.	70,680,227	Ps. 227,316,463	Ps.	20,131,738

[1] The United States is the largest country from which revenue is derived.

Revenues are attributed to geographical segment based on the location of customers.

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Disaggregation of Total Revenues

The table below present total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2022, 2021 and 2020:

	Domestic	Export	Abroad	Total
2022:				
Cable:				
Digital TV Service [a]	Ps. 16,054,150	Ps. –	Ps. –	Ps. 16,054,150
Advertising	2,073,346	–	–	2,073,346
Broadband Services [a]	19,197,699	–	–	19,197,699
Telephony [a]	5,259,768	–	–	5,259,768
Other Services	627,303	–	–	627,303
Enterprise Operations	4,940,564	–	258,946	5,199,510
Sky:				
DTH Broadcast Satellite TV [a]	17,970,812	–	1,101,419	19,072,231
Advertising	1,183,495	–	–	1,183,495
Pay-Per-View	71,003	–	12,309	83,312
Other Businesses:				
Gaming	2,493,534	–	–	2,493,534
Soccer, Sports and Show Business Promotion	2,189,093	308,194	–	2,497,287
Publishing - Magazines	275,755	–	–	275,755
Publishing - Advertising	152,820	–	–	152,820
Publishing Distribution	261,077	–	–	261,077
Transmission Concessions Rights and Facilities of production	1,658,317	–	–	1,658,317
Segment totals	74,408,736	308,194	1,372,674	76,089,604
Intersegment eliminations	(562,995)	–	–	(562,995)
Consolidated total revenues	Ps. 73,845,741	Ps. 308,194	Ps. 1,372,674	Ps. 75,526,609

	Domestic	Export	Abroad	Total
2021:				
Cable:				
Digital TV Service [a]	Ps. 15,883,520	Ps. –	Ps. –	Ps. 15,883,520
Advertising	1,971,853	–	–	1,971,853
Broadband Services [a]	18,648,098	–	–	18,648,098
Telephony [a]	4,977,671	–	–	4,977,671
Other Services	598,890	–	–	598,890
Enterprise Operations	5,699,425	–	241,472	5,940,897
Sky:				
DTH Broadcast Satellite TV [a]	19,210,652	–	1,514,377	20,725,029
Advertising	1,233,537	–	–	1,233,537
Pay-Per-View	56,883	–	11,167	68,050
Other Businesses:				
Gaming	1,673,911	–	–	1,673,911
Soccer, Sports and Show Business Promotion	1,658,928	71,661	–	1,730,589
Publishing - Magazines	341,159	–	–	341,159
Publishing - Advertising	143,622	–	–	143,622
Publishing Distribution	286,454	–	–	286,454
Transmission Concessions Rights and Facilities of production	212,406	–	–	212,406
Segment totals	72,597,009	71,661	1,767,016	74,435,686
Intersegment eliminations	(520,254)	–	–	(520,254)
Consolidated total revenues	Ps. 72,076,755	Ps. 71,661	Ps. 1,767,016	Ps. 73,915,432

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Grupo Televisa, S.A.B. and Subsidiaries

	Domestic	Export	Abroad	Total
2020:				
Cable:				
Digital TV Service [a]	Ps. 16,549,458	Ps. —	Ps. —	Ps. 16,549,458
Advertising	1,633,201	—	—	1,633,201
Broadband Services [a]	16,540,687	—	—	16,540,687
Telephony [a]	4,382,964	—	—	4,382,964
Other Services	702,023	—	—	702,023
Enterprise Operations	5,245,443	—	313,332	5,558,775
Sky:				
DTH Broadcast Satellite TV [a]	19,398,285	—	1,569,999	20,968,284
Advertising	1,112,662	—	—	1,112,662
Pay-Per-View	42,291	—	11,464	53,755
Other Businesses:				
Gaming	959,985	—	—	959,985
Soccer, Sports and Show Business Promotion	1,382,708	146,324	—	1,529,032
Publishing - Magazines	269,768	—	942	270,710
Publishing - Advertising	173,645	—	—	173,645
Publishing Distribution	309,673	—	—	309,673
Transmission Concessions Rights and Facilities of production	237,887	—	—	237,887
Segment totals	68,940,680	146,324	1,895,737	70,982,741
Disposed operations: Radio - Advertising (see Note 3)	223,272	—	—	223,272
Intersegment eliminations	(525,786)	—	—	(525,786)
Consolidated total revenues	Ps. 68,638,166	Ps. 146,324	Ps. 1,895,737	Ps. 70,680,227

[a] Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,899,902, Ps.5,678,042 and Ps.5,514,984, for the years ended December 31, 2022, 2021 and 2020, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.7,783,254, Ps.9,338,664 and Ps.9,212,317, for the years ended December 31, 2022, 2021 and 2020 respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group's property, plant and equipment and is leased to subscribers through operating lease contracts.

Revenues from external customers for the years ended December 31, 2022, 2021 and 2020 are presented by sale source, as follows:

	2022	2021	2020
Services	**Ps. 59,788,397**	Ps. 57,331,417	Ps. 54,397,074
Royalties	**1,187,135**	689,870	669,294
Goods	**683,740**	775,318	805,690
Leases [1]	**13,867,337**	15,118,827	14,808,169
Total	**Ps. 75,526,609**	Ps. 73,915,432	Ps. 70,680,227

[1] This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group's property and equipment and is leased to subscribers through operating lease contracts.

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Grupo Televisa, S.A.B. and Subsidiaries

27. Commitments, Lawsuit Settlement Agreement and Contingencies

Commitments

As of December 31, 2022, the Group had commitments for transmission rights to be acquired, mainly related to special events, in the aggregate amount of U.S.$521.8 million (Ps.10,162,968) with various payment commitments to be made between 2023 and 2031.

At December 31, 2022, the Group had commitments in an aggregate amount of Ps.1,747,473, of which Ps.12,292, were commitments related to gaming operations, Ps.40,304, were commitments to acquire television technical equipment, Ps.167,040, were commitments for the acquisition of software and related services, and Ps.1,527,837, were construction commitments for building improvements and technical facilities.

As of December 31, 2022, in connection with a long-term credit facility, the Group had commitments to provide financing to GTAC in the principal amounts of U.S.$4.0 million (Ps.77,904) and Ps.147,194 in 2023 (see Note 10).

At December 31, 2022, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders:

		Thousands of U.S. Dollars
2023	U.S.$	6,629
2024		6,540
2025		3,491
2026 and thereafter		948
	U.S.$	17,608

Preponderant Economic Agent

On March 6, 2014, the IFT issued a decision whereby it determined that the Company, together with certain subsidiaries with concessions that provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico (together, the "Preponderant Economic Agent"). The preponderance decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which may adversely affect the activities of the Group's broadcasting businesses, as well as their results of operations and financial condition. Among these measures, terms, conditions and restrictive obligations are included the following:

Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined in the preponderance decision) available to third-party concessionaries of broadcast television (as defined in the preponderance decision) for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned.

Advertising sales – The Preponderant Economic Agent must deliver to IFT and publish the terms and conditions of certain broadcast advertising services and fee structures, including, without limitation, commercials, packages, bonuses and discount plans and any other commercial practice, and publish them on its webpage.

Prohibition on acquiring certain exclusive content – The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment whereby the Preponderant Economic Agent in the telecommunication sector was resolved and the eighteenth and thirteenth transitory articles of the first attachment of the resolution whereby the Preponderant Economic Agent in the broadcasting sector as resolved (the "Relevant Content Ruling"), which may be updated every two years by IFT.

Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming broadcasted between 6:00 and 24:00 hours on such channels in the same day, to its affiliates, subsidiaries, related partiers and third parties, for distribution through a different technological platform than over-the-air-broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions.

Prohibition on participating in "buyers' clubs" or syndicates to acquire audiovisual content, without IFT's prior approval - The Preponderant Economic Agent may not enter into or remain in any "buyers' club" or syndicates of audiovisual content unless it has received the prior approval of IFT.

There are currently no resolutions from the IFT, judgments or orders that would require the Group to divest any of the assets as a result of being declared a Preponderant Economic Agent in the broadcasting sector.

On February 27, 2017, as part of a biennial review of the broadcasting sector preponderance rules, the IFT issued a ruling that amended some of the existing preponderance rules in broadcasting and included some additional obligations on the Company and some of its subsidiaries (the "New Preponderance Measures"), as follows:

74

Grupo Televisa, S.A.B. and Subsidiaries 75 Infrastructure sharing – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System as part of the new measures are included. Likewise, the IFT determined specific tariffs for our infrastructure offer. Prohibition to acquire certain exclusive content for broadcasting – This measure has been modified by enabling the Group to acquire relevant content under certain circumstances, as long as it obtains the right to sublicense such transmission rights to the other broadcasters in Mexico on non-discriminatory terms. In December 2018, the Relevant Content Ruling was updated. Advertising sales – IFT modified this measure mainly by including specific requirements to the Group in its provision of over-the-air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination or refusal to deal, conditioned sales and other conditions that inhibit competition. The Group began the process of providing very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies. Accounting separation – The Group, as Preponderant Economic Agent, is required to implement an accounting separation methodology under the criteria defined by IFT, published in the Official Gazette of the Federation on December 29, 2017, as amended. On March 28, 2014, the Company, together with its subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The Supreme Court resolved the amparo proceeding, resolving the constitutionality of the Preponderance Resolution and therefore, it is still valid. Additionally, on March 31, 2017, the Company, together with its subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. On November 21, 2019 the Second Court of the Supreme Court granted the amparo and revoked the New Preponderance Measures. Consequently, the valid and applicable measures in force are the resolved in accordance with the Preponderance Resolution. The earliest bi-annual review of the preponderance measures for broadcasting sector that began in 2019 was concluded as a result of the amparo resolution. The Company will continue to assess the extent and impact of the various measures, terms, conditions and restrictive obligations in connection with its designation by IFT as Preponderant Economic Agent, including the New Preponderance Measures, and will analyze carefully any actions and/or remedies (legal, business and otherwise) that the Company should take and/or implement regarding these matters. Substantial Power Economic Agent On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution, which are now under review by the competent court. However, we are unable to predict the outcome of these procedures. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation. In October 2022, The Company, Televisa, S. de R.L. de C.V. and certain subsidiaries of the Company of the Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the determination by the IFT of substantial power in the market of restricted television and audio services in 35 municipalities of Mexico as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V. on 2018, to be unconstitutional. In the event the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection. Lawsuit Settlement Agreement On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process continued into 2022. On June 8, 2020, the District Court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

Grupo Televisa, S.A.B. and Subsidiaries 76 On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order. On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On October 22, 2021, the Company filed a motion to define the class period. On March 31, 2022, the discovery period concluded, with exceptions. On July 20, 2022, the District Court issued a decision on the Company’s class definition motion, defining the class period as April 11, 2013 through November 17, 2017, inclusive. On August 3, 2022, the Company filed a petition with the Court of Appeals seeking permission for leave to appeal the District Court’s order. On August 5, 2022, the Company filed a motion for summary judgment. On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, the Company will be paying approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million, with the remainder to be funded under the Company’s insurance policies. As explained in the disclosure, while the Company continues to believe that the allegations in the case were without merit, it also believes that eliminating the distraction, expense, and risk of continued litigation is in the best interests of the Company and its shareholders. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle. On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement. On March 17, 2023, the District Court held a conference to discuss the motion for preliminary approval of the settlement. The District Court directed the parties to revise the settlement agreement to clarify certain issues relating to a potential award of attorneys’ fees. The Company is working with lead plaintiff to submit to the District Court a revised settlement agreement that comports with the District Court’s direction. The settlement is subject to approval by the District Court, notice to the class, and the satisfaction of customary conditions to effectiveness. In the fourth quarter of 2022, the Company recognized a provision for the settlement of this class action lawsuit in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts, which were classified in current liabilities and assets, respectively, in the Group’s consolidated statement of financial position as of December 31, 2022. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022 (see Note 22). Contingencies On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests. On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

Grupo Televisa, S.A.B. and Subsidiaries 77 On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests. On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date these financial statements, it is not possible to determine if the outcome would be adverse or favorable to the Company. On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Company that carries out operations in the soccer business. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date these financial statements, the Company has not determined whether the outcome would be adverse to the Company’s interests. The matters discussed in the previous paragraphs did not require the recognition of a provision as of December 31, 2022. There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

Grupo Televisa, S.A.B. and Subsidiaries

28. Income from Discontinued Operations, Net

The operations of the Group's former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction. As a result, the Group's consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, present the results of operations of the Group's former Content segment and feature-film production and distribution business as net income from discontinued operations for the month ended January 31, 2022, and for the years ended December 31, 2021 and 2020. Accordingly, the Group's consolidated statements of income for the years ended December 31, 2021 and 2020, have been modified from those previously reported by the Company for those years to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Note 3).

Income from discontinued operations, net, for the years ended December 31, 2022, 2021 and 2020, is presented as follows:

	2022	2021	2020
Net income from discontinued operations	Ps. 156,655	Ps. 8,529,547	Ps. 6,092,662
Gain (loss) on disposition of discontinued operations, net	56,065,530	(1,943,647)	–
Income from discontinued operations, net	Ps. 56,222,185	Ps. 6,585,900	Ps. 6,092,662

Net income from discontinued operations for the years ended December 31, 2022, 2021 and 2020, is presented as follows:

	2022	2021	2020
Revenues	Ps. 2,302,875	Ps. 35,822,423	Ps. 32,457,395
Cost of revenues and operating expenses	1,922,035	22,818,205	20,973,331
Income before other expense	380,840	13,004,218	11,484,064
Other expense, net	19,796	397,584	394,994
Operating income	361,044	12,606,634	11,089,070
Finance (expense) income, net	(137,251)	151,788	(627,403)
Share of income of associates, net	–	847	–
Income before income taxes	223,793	12,759,269	10,461,667
Income taxes	67,138	4,229,722	4,369,005
Net income from discontinued operations	Ps. 156,655	Ps. 8,529,547	Ps. 6,092,662

In connection with the TelevisaUnivision Transaction, the Group has recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741); consideration in the form of common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000); and a cash consideration received from Tritón Comunicaciones, S.A. de C.V., a company of the Azcárraga family, in the amount of Ps.940,000, related to the purchase of the rights for the production of news content for Mexico. The gain on disposition of discontinued operations related to the TelevisaUnivision Transaction, net of income taxes, amounted to Ps.56,065,530, for the year ended December 31, 2022, and a loss of Ps.1,943,647, for the year ended December 31, 2021, and consisted of the total consideration received by the Group for the shares of those companies that were disposed of by the Group on January 31, 2022, and certain other net assets and rights that were transferred by the Group to TelevisaUnivision and Tritón, less the carrying amounts of these consolidated net assets as of January 31, 2022, and related expenses and income taxes incurred by the Group in connection with the TelevisaUnivision Transaction for the years ended December 31, 2022 and 2021 (see Note 3).

Gain or (loss) on disposition of discontinued operations, net, for the years ended December 31, 2022, and 2021, is presented as follows:

	2022	2021
Gain (loss) on disposition of discontinued operations before income taxes	Ps. 75,192,421	Ps. (1,100,645)
Income taxes	19,126,891	843,002
Gain (loss) on disposition of discontinued operations, net	Ps. 56,065,530	Ps. (1,943,647)

78

Grupo Televisa, S.A.B. and Subsidiaries 79 The total carrying amount of the consolidated net assets disposed of by the Group on January 31, 2022, in connection with the TelevisaUnivision Transaction is presented, as follows: 2022 ASSETS Current assets: Cash and cash equivalents Ps. (1,890,141) Trade accounts and notes receivable, net (1,997,862) Other accounts, taxes receivable and notes receivable, net (2,388,939) Transmission rights and programming (7,162,846) Other current assets (2,312,941) Total current assets (15,752,729) Non-current assets: Transmission rights and programming (8,513,024) Investments in financial instruments (1,721,654) Property, plant and equipment, net (3,955,680) Right-of-use assets, net (2,179,704) Intangible assets and goodwill, net (623,818) Deferred income tax assets (7,847,995) Other assets (9,716) Total non-current assets (24,851,591) Total assets Ps. (40,604,320) LIABILITIES Current liabilities: Current portion of lease liabilities Ps. 470,686 Trade accounts payable and accrued expenses 6,856,041 Customer deposits and advances 2,071,060 Due from related parties 5,383,763 Other current liabilities 1,983,995 Total current liabilities 16,765,545 Non-currents liabilities: Lease liabilities, net of current portion 1,703,747 Post-employment benefits 1,105,376 Other non-current liabilities 4,246,327 Total non-current liabilities 7,055,450 Total liabilities Ps. 23,820,995 Desconsolidation net assets 3,598,567 Total net assets Ps. (13,184,758) Consideration received, satisfied in cash Ps. 67,985,597 Cash and cash equivalents disposed of (1,890,143) Net cash inflows Ps. 66,095,454 Cash flows provided by (used in) discontinued operations 2022 2021 2020 Net cash provided by operating activities Ps. — Ps. 6,993,434 Ps. 4,546,516 Net cash provided by (used in) investing activities 66,025,838 (2,016,523) (864,053) Net cash used in financing activities (15,218) (758,999) (757,024) Net cash flows Ps. 66,010,620 Ps. 4,217,912 Ps. 2,925,439

Grupo Televisa, S.A.B. and Subsidiaries 80 29. Impact of COVID-19 On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and increases/decreases in long-term interest rates. For the year ended December 31, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on the Group’s businesses, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2022. For year ended December 31, 2022, the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future. The Company’s management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for the Group’s products across its segments, as its clients and customers reduce or defer their spending. Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guideline, which could be expensive or burdensome to implement, and which may affect the Group’s operations. The magnitude of the continuing impact of COVID-19 and new and emerging variants on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, the Company’s management is not able to estimate the full extent of the impact that COVID-19 may have in the Group’s businesses, financial position and results of operations over the near, medium or long-term. 30. Events after the Reporting Period In February 2023, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2023, subject to approval of the Company’s stockholders. In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, with a maturity in 2028, which funds may be used for corporate purposes, including the repayment of debt. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. In March 2023, Sky repaid at maturity the remaining portion of loans with two Mexican banks in the aggregate principal amount of Ps.1,000,000 with available cash in the amount of Ps.600,000 and funds from this revolving credit facility in the principal amount of Ps.400,000, with interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85%. As of March 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.600,000.

1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Set forth below are our consolidated results for the years ended December 31, 2022 and 2021. As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Bank and Securities Com-mission, for listed companies in Mexico, our financial information is presented in accordance with the Inter-national Financial Reporting Standards (“IFRS”) as is-sued by the International Accounting Standards Board (“IASB”) for financial reporting purposes. The financial information set forth below should be read in conjunc-tion with our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included in this annual report. As a result of the TelevisaUnivision transaction, which was closed on January 31, 2022, the results of the Year ended December 31, (Millions of Mexican Pesos) 1 2022 2021 Revenues Ps. 75,526.6 Ps. 73,915.4 Cost of revenues 48,807.6 46,653.6 Selling expenses 9,422.9 8,099.6 Administrative expenses 12,061.9 12,189.5 Other (expense) income, net (815.6) 3,716.2 Operating income 4,418.6 10,688.9 Finance expense, net 9,206.2 11,918.0 Share of (loss) income of associates and joint ventures, net (7,378.2) 3,671.0 Income tax benefit (expense) 1,227.5 (1,673.0) Net (loss) income from continuing operations (10,938.3) 768.9 Income from discontinued operations, net 56,222.2 6,585.9 Net income 45,283.9 7,354.8 Net income attributable to non-controlling Interests 571.7 1,299.0 Net income attributable to stockholders of the Company Ps. 44,712.2 Ps. 6,055.8 1 Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2022 and 2021 included in this annual report due to differences in rounding. Content segment, as well as the Feature Film Distri-bution business, which was previously classified in the Other Businesses segment, are presented as part of discontinued operations in our consolidated financial statements, for the year ended December 31, 2021, as well as for the month ended January 31, 2022. Ac-cordingly, these operations are not presented in this annual report as part of the information by segments. On October 27, 2022, our Board of Directors approved a reorganization proposal to spin-off certain business-es that are part of our Other Businesses segment, including our futbol operations, the Azteca Stadium, the gaming operations, and the publishing and distri-bution of magazines, as well as certain related assets and real estate.

2 Year ended December 31, (Millions of Mexican Pesos) 1 2022 2021 Revenues Ps. 75,526.6 Ps. 73,915.4 Cost of revenues 2 31,242.5 29,856.1 Selling expenses 2 9,065.2 7,826.1 Administrative expenses 2 7,329.2 6,855.9 Intersegment operations 120.4 1.6 Operating segment income 28,010.1 29,378.9 Corporate expenses 1,538.1 2,351.3 Depreciation and amortization 21,117.4 20,053.3 Other (expense) income, net (815.6) 3,716.2 Intersegment operations (120.4) (1.6) Operating income Ps. 4,418.6 Ps. 10,688.9 1 Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2022 and 2021 included in this annual report due to differences in rounding. 2 Excluding corporate expenses and depreciation and amortization. RESULTS OF OPERATIONS The following table sets forth the reconciliation between our operating segment income and the con-solidated operating income according to IFRS, for the years ended December 31, 2022 and 2021:

3 OVERVIEW OF OPERATING SEGMENT RESULTS The following table sets forth the revenues and operating segment income of each of our business segments, in-tersegment operations, corporate expenses, depreciation and amortization, and other (expense) income, net, for the years ended December 31, 2022 and 2021: Year ended December 31, (Millions of Mexican Pesos) 2022 2021 % Contribution to 2022 total segment revenues Segment revenues Cable Ps. 48,411.8 Ps. 48,020.9 63.6% Sky 20,339.0 22,026.6 26.7 Other Businesses 7,338.8 4,388.2 9.7 Segment revenues 76,089.6 74,435.7 100.0 Intersegment operations 1 (563.0) (520.3) (0.7) Revenues Ps. 75,526.6 Ps. 73,915.4 99.3% Operating segment income Cable Ps. 19,902.8 Ps. 20,285.0 Sky 6,416.3 8,504.2 Other Businesses 1,691.0 589.7 Operating segment income 2 28,010.1 29,378.9 Corporate expenses 2 (1,538.1) (2,351.3) Depreciation and amortization 2 (21,117.4) (20,053.3) Other (expense) income, net (815.6) 3,716.2 Intersegment operations (120.4) (1.6) Operating income 3 Ps. 4,418.6 Ps. 10,688.9 1 For segment reporting purposes, intersegment revenues are included in each of the segment operations. 2 The operating segment income data set forth in this annual report do not reflect corporate expenses nor depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results. 3 Operating income reflects corporate expenses, depreciation and amortization, other (expense) income, net, and intersegment operations in the years presented. See Note 26 to our consolidated year-end financial statements.

4 OVERVIEW OF RESULTS OF OPERATIONS Revenues Revenues increased by Ps.1,611.2 million, or 2.2% to Ps.75,526.6 million for the year ended December 31, 2022 compared with Ps.73,915.4 million for the year ended December 31, 2021. This increase was due to revenue growth in the Cable and Other Businesses segments, which was partially offset by a decrease in revenues in our Sky segment. Cost of Revenues Cost of revenues increased by Ps.1,386.4 million, or 4.6%, to Ps.31,242.5 million for the year ended De-cember 31, 2022 from Ps.29,856.1 million for the year ended December 31, 2021. This increase was mainly due to higher costs in our Cable and Other Businesses segments, which was partially offset by a decrease in cost in our Sky segment. Selling Expenses Selling expenses increased by Ps.1,239.1 million, or 15.8%, to Ps.9,065.2 million for the year ended De-cember 31, 2022 from Ps.7,826.1 million for the year ended December 31, 2021. This increase was primar-ily attributable to higher selling expenses in our Sky and Cable segments. Administrative and Corporate Expenses Administrative and corporate expenses decreased by Ps.339.9 million, or 3.7%, to Ps.8,867.3 million for the year ended December 31, 2022 from Ps.9,207.2 mil-lion for the year ended December 31, 2021. The de-crease mainly reflects lower corporate expenses and was partially offset by an increase in administrative expenses in our Cable and Sky segments. Corporate expenses decreased by Ps.813.2 million, or 34.6%, to Ps.1,538.1 million in 2022, from Ps.2,351.3 million in 2021. This decrease was primarily due to a lower non-allocated corporate expense, which was partially offset by a higher employee profit sharing and a higher share-based compensation expense. Share-based compensation expense in 2022 and 2021 amounted to Ps.968.6 million and Ps.903.8 mil-lion, respectively, and was accounted for as corporate expense. Share-based compensation expense is mea-sured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Cable

Cable revenues, representing 63.6% and 64.5% of our segment revenues for the years ended December 31, 2022 and 2021, respectively, and increased by Ps.390.9 million, or 0.8%, to Ps.48,411.8 million for the year ended December 31, 2022 from Ps.48,020.9 million for the year ended December 31, 2021.

Total revenue generating units, or RGUs, exceeded 15.9 million. Total net additions for the year were more than 1.3 million, due to increases in all our services.

Cable operating segment income decreased by Ps.382.2 million, or 1.9%, to Ps.19,902.8 million for the year ended December 31, 2022 from Ps.20,285.0 million for the year ended December 31, 2021, and the margin reached 41.1%.

These decreases were primarily due to an increase in personnel, commissions, broadband and signal costs and expenses and were partially offset by the increase in revenues.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2022 and 2021:

	2022	2021
Video	4,458,220	4,166,460
Broadband	5,984,151	5,649,102
Voice	5,233,724	4,617,265
Mobile	240,207	156,051
RGUs	15,916,302	14,588,878

Sky

Sky revenues, representing 26.7% and 29.6% of our segment revenues for the years ended December 31, 2022 and 2021, respectively, decreased by Ps.1,687.6 million, or 7.7%, to Ps.20,339.0 million for the year ended December 31, 2022 from Ps.22,026.6 million for the year ended December 31, 2021. This decrease was due to the decrease in the number of video and broadband RGUs and lower recharges at Sky's prepaid packages. This decrease was partially offset by price increases implemented in March 2022.

Total disconnections for the year were approximately 1.3 million RGUs. This was mainly driven by the loss of 1.2 million video RGUs and 101.6 thousand broadband and mobile net disconnections. In addition, Sky closed the year with 115,578 video RGUs in Central America and the Dominican Republic.

5

6 The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2022 and 2021. 2022 2021 Video 6,257,059 7,408,075 Broadband 640,294 727,226 Voice 453 601 Mobile 15,602 30,266 RGUs 6,913,408 8,166,168 Sky operating segment income decreased by Ps.2,087.9 million, or 24.6%, to Ps.6,416.3 million for the year ended December 31, 2022 from Ps.8,504.2 million for the year ended December 31, 2021, and the margin was 31.5%. The decrease in operating segment income was due to the lower revenue and the amortization of some non-recurring costs and ex-penses of Ps.930.0 million related to the transmission rights of the World Cup Qatar 2022. Other Businesses Other Businesses revenues, representing 9.7% and 5.9% of our segment revenues for the years ended December 31, 2022 and 2021, respectively, and in-creased by Ps.2,950.6 million, or 67.2%, to Ps.7,338.8 million for the year ended December 31, 2022 from Ps.4,388.2 million for the year ended December 31, 2021. This increase was due to the ongoing economic reopening in Mexico, primarily in our gaming, sports and special events businesses. Other Businesses operating segment income increased by Ps.1,101.3 million, or 186.8%, to Ps.1,691.0 million for the year ended December 31, 2022 from Ps.589.7 million for the year ended December 31, 2021. This increase was primarily due to an increase in revenues, which was partially offset by an increase in cost of rev-enues and operating expenses. Depreciation and Amortization Depreciation and amortization expense increased by Ps.1,064.1 million, or 5.3%, to Ps.21,117.4 million for the year ended December 31, 2022 from Ps.20,053.3 million for the year ended December 31, 2021. This increase was primarily due to an increase in deprecia-tion and amortization expense in our Cable and Other Businesses segments.

7 Other Income or Expense, Net Other income or expense, net, decreased by Ps.4,531.8 million, to other expense, net of Ps.815.6 million for the year ended December 31, 2022, from other income, net of Ps.3,716.2 million for the year ended December 31, 2021. This decrease was primarily due to the absence of a Ps.4,547.0 million pre-tax gain on disposition of our former 40% equity stake in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with op-erations primarily in Mexico, which sale was concluded in December 2021; and a Ps.425.8 million (U.S.$21.5 mil-lion) expense incurred in the fourth quarter of 2022, in connection with a provision for the settlement of a lawsuit which was, net of a related insurance reimbursement. Operating Income Operating Income decreased by Ps.6,270.3 million, or 58.7%, to Ps.4,418.6 million for the year ended Decem-ber 31, 2022 from Ps.10,688.9 million for the year ended December 31, 2021. This decrease reflected primarily the unfavorable change in other (expense) income, net and the increases in cost of revenues, operating expens-es and depreciation and amortization; and was partially offset by the increase in revenues. NON-OPERATING RESULTS Finance Income or Expense, Net Finance expense, net, significantly impacts our consolidat-ed financial statements in periods of currency fluctuations. Under IFRS, finance income or expense, net, reflects: • interest expense; • interest income; • foreign exchange gain or loss attributable to mone-tary assets and liabilities denominated in foreign cur-rencies; and • other finance income or expense, net, including gains or losses from derivative instruments.

8 Our foreign exchange position is affected by our as-sets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Mexican Peso to the other currencies in which our monetary assets or liabilities are denominated varies. Finance expense, net, decreased by Ps.2,711.8 mil-lion, or 22.8%, to Ps.9,206.2 million for the year ended December 31, 2022, from Ps.11,918.0 million for the year ended December 31, 2021. This decrease was primarily due to: (i) a Ps.1,591.1 million increase in interest income, primarily explained by a higher aver-age amount of cash and cash equivalents during 2022; (ii) a Ps.1,072.5 million decrease in other finance ex-pense, net, resulting primarily from a lower loss in fair value of our derivative contracts in 2022; and (iii) a Ps.397.8 million decrease in foreign exchange loss, net, resulting primarily from a 5.0% appreciation of the Mexican peso against the U.S. dollar on an aver-age net U.S. dollar asset position for the year ended December 31, 2022, compared with a 2.5% depreci-ation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position for the year ended December 31, 2021. These favorable varianc-es were partially offset by a Ps.349.6 million increase in interest expense, primarily due to finance expense in connection with the prepayment of a portion of our long-term debt in 2022, which was partially offset by a decrease in interest expense derived from a lower average principal amount of our total debt in 2022.

Share of Income or Loss of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

Share of income or loss of associates and joint ventures, net, changed by Ps.11,049.2 million, to a share of loss of Ps.7,378.2 million in 2022, from a share of income of Ps.3,671.0 million in 2021.

This change reflected mainly (i) a share of loss of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), resulting primarily from a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022; and (ii) the absence of a share of income in 2022 of an impairment loss reversal that we recognized in our share of income of UH II in 2021.

These unfavorable variances were partially offset by a cash dividend paid to us in 2022 in connection with our investment in preferred shares of TelevisaUnivision in the aggregate amount of Ps.752.6 million (U.S.$37.8 million).

Income Taxes

Income tax benefit or expense changed by Ps.2,900.5 million to an income tax benefit of Ps.1,227.5 million in 2022, compared with an income tax expense of Ps.1,673.0 million in 2021.

9

10 This change was mainly due to a loss before income taxes in 2022, compared to an income before income taxes in 2021, as well as a lower effective income tax rate in 2022 primarily as a result of (i) the income tax effects derived from our share in loss of TelevisaUnivi-sion, which is referred to above; and (ii) a higher infla-tionary tax gain resulting from both a higher inflation rate in Mexico in 2022 and a higher average net mone-tary liability position of certain companies in the Group during 2022. The Mexican corporate income tax rate was 30% in each of the years 2022, 2021 and 2020. Net Income Attributable to Non-controlling Interests Net income attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us, including our Cable and Sky segments. Net income attributable to non-controlling interests decreased by Ps.727.3 million, or 56.0%, to Ps.571.7 million in 2022, compared with Ps.1,299.0 million in 2021. This decrease was primarily due to a lower por-tion of net income attributable to non-controlling in-terests in our Cable and Sky segments. Net Income or Loss Attributable to Stockholders of the Company Net income attributable to stockholders of the Com-pany amounted to a net income of Ps.44,712.2 mil-lion for the year ended December 31, 2022, compared with a net income of Ps.6,055.8 million for the year ended December 31, 2021. The favorable net change of Ps.38,656.4 million, was due to:

- a Ps.49,636.3 million favorable increased in income from discontinued operations;
- a Ps.2,711.8 million decrease in finance expense, net;
- a Ps.2,900.5 million increase in income taxes benefit or expense; and
- a Ps.727.3 million decrease in net income attributable to non-controlling interests.

This increase was partially offset by:

- a Ps.11,049.2 million unfavorable change in share of income or loss of associates and joint ventures;
- a Ps.4,531.8 million unfavorable change in other income or expense, net;
- a Ps.1,064.1 million increase in depreciation and amortization; and
- a Ps.674.4 million decrease in income before depreciation and amortization.

Capital Expenditures and Investments

During 2022, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$859.8 million, of which approximately U.S.$645.9 million are for our Cable segment, U.S.$193.1 million are for our Sky segment, and the remaining amount was for our Content and Other Businesses segments; and
- provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.166.2 million (U.S.$8.4 million).

During 2021, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$1,149.1 million, of which approximately U.S.$854.5 million are for our Cable segment, U.S.$244.1 million are for our Sky segment, and the remaining amount was for our Content and Other Businesses segments; and
- provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.131.6 million (U.S.$6.4 million).

Indebtedness

As of December 31, 2022, our consolidated long-term portion of debt amounted to Ps.105,235.4 million, and our consolidated current portion of debt was Ps.1,000.0 million. Additionally, as of December 31, 2022, our consolidated long-term portion of capital lease liabilities amounted to Ps.6,995.8 million, and our consolidated current portion of capital lease liabilities was Ps.1,373.2 million.

11

12 The major components of our total consolidated indebtedness as of December 31, 2022, were as follows: Principal Interest Rate Maturity Date Debt: Senior Notes Ps.5,842.8 8.50% 2032 Senior Notes 4,500.0 8.49% 2037 Senior Notes 5,188.8 6.625% 2025 Senior Notes 11,685.6 6.625% 2040 Senior Notes 6,500.0 7.25% 2043 Senior Notes 17,321.1 5.00% 2045 Senior Notes 5,842.8 4.625% 2026 Senior Notes 17,528.4 6.125% 2046 Senior Notes 13,675.8 5.25% 2049 Notes 4,500.0 8.79% 2027 Banks loans 10,000.0 11.359% 2024 Banks loans (Sky) 3,650.0 Various 2023-2026 Total debt Ps. 106,235.4 Lease liabilities: Satellite transponder lease agreement Ps. 2,807.2 2027 Other lease agreement 608.3 2030 Lease liabilities 4,953.6 2051 Total lease liabilities Ps. 8,369.1 The amounts of debt in our consolidated statement of financial position as of December 31, 2022, are presented net of unamortized finance costs in the aggregate amount of Ps.994.7 million, and do not included related accrued interest payable in the aggregate amount of Ps.1,761.1 million. For a further description of this indebtedness, see Note 14 to the consolidated financial statements.